As filed with the United States Securities and Exchange Commission on June 4, 2004

Registration No. 333-114510

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 3

To

Form S-1

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

MULTI-FINELINE ELECTRONIX, INC.

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	3672 (Primary Standard Industrial Classification Code Number)	95-3947402 (I.R.S. Employer Identification No.)

3140 East Coronado Street, Suite A

Anaheim, CA 92806

(714) 238-1488

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Philip A. Harding

Chief Executive Officer and Chairman

Multi-Fineline Electronix, Inc.

3140 East Coronado Street, Suite A

Anaheim, CA 92806

(714) 238-1488

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Stanton D. Wong, Esq. Gabriella A. Lombardi, Esq. Pillsbury Winthrop LLP 2475 Hanover Street Palo Alto, CA 94304-1115 (650) 233-4500 (650) 233-4545 facsimile	Christopher M. Forrester, Esq. Pillsbury Winthrop LLP 11682 El Camino Real Suite 200 San Diego, CA 92130-2092 (858) 509-4052 (858) 509-4010 facsimile	Jay L. Bernstein, Esq. Clifford Chance US LLP 200 Park Avenue New York, NY 10166 (212) 878-8000 (212) 878-8375 facsimile	Faye H. Russell, Esq. Clifford Chance US LLP 3611 Valley Centre Drive San Diego, CA 92130-3318 (858) 720-3500 (858) 720-3501 facsimile

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee

Common stock, par value $0.0001 per share	6,562,680	$85,314,840*	$10,810

*	Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(o) of the Securities Act of 1933. In connection with its initial filing on Form S-1 on April 15, 2004 and its Amendment No. 2 to Form S-1 filed on June 3, 2004, the Registrant paid an aggregate filing fee of $10,690 with respect to the registration of common stock with a proposed maximum aggregate offering price of $84,372,665. Concurrent with the filing of this Amendment No. 3 to this Registration Statement, the Registrant has transmitted $120, representing the additional filing fee payable with respect to the $942,175 increase in the proposed maximum aggregate offering price set forth herein.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the United States Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JUNE 3, 2004

PROSPECTUS

5,716,180 Shares

MULTI-FINELINE ELECTRONIX, INC.

Common Stock

We are offering 5,000,000 shares of our common stock and our selling stockholders are offering 716,180 shares of our common stock. This is our initial public offering, and no public market currently exists for our common stock. We estimate that the initial public offering price will be between $12.00 and $14.00 per share. We have applied to qualify our common stock for quotation on The Nasdaq National Market under the symbol “MFLX.”

Investing in our common stock involves risks. See “ Risk Factors” beginning on page 7.

	Per Share	Total

Public Price	$	$
Underwriting Discounts	$	$
Proceeds, Before Expenses, to Multi-Fineline Electronix, Inc.	$	$
Proceeds, Before Expenses, to Our Selling Stockholders	$	$

We have granted the underwriters the right to purchase up to an additional 846,500 shares of our common stock to cover over-allotments, if any.

Neither the United States Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Needham & Company, Inc.

Robert W. Baird & Co.

Wells Fargo Securities, LLC

The date of this prospectus is                  , 2004

Provider of Flexible Printed Circuit and Value-Added Component Assembly Solutions For Inclusion in Third-Party Products

Mobile Phones

PDA's/Smartphones

Industrial

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We and the selling stockholders are offering to sell, and seeking offers to buy, the shares of common stock offered by this prospectus only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

We have applied to the U.S. Patent and Trademark Office to receive registered service marks for M-FLEX and our M-FLEX logo. We also own the trademarks “M-Flex,” our logo and “Multi-Fineline Electronix” in China. All other trademarks and trade names appearing in this prospectus are the property of their respective holders.

i

PROSPECTUS SUMMARY

You should read the following summary together with the more detailed information regarding our company and the common stock being sold in this offering and our consolidated financial statements and the related notes appearing elsewhere in this prospectus. You should carefully consider, among other things, the matters discussed in the section entitled “Risk Factors.”

Multi-Fineline Electronix, Inc.

We are a global provider of high-quality, technologically advanced flexible printed circuit and value-added component assembly solutions to the electronics industry. We believe that we are one of a limited number of manufacturers that provides a seamless, integrated end-to-end flexible printed circuit solution for our customers, ranging from design and application engineering, prototyping and high-volume manufacturing to turnkey component assembly and testing. We target our solutions within the electronics market and, in particular, we focus on applications where flexible printed circuits are the enabling technology in achieving a desired size, shape, weight or functionality of an electronic device. Current applications for our products include mobile phones and smart mobile devices, portable bar code scanners, personal digital assistants, power supplies and consumable medical sensors. We expect that the usage of flexible printed circuits and component assemblies will continue to increase in our target markets.

We provide our solutions to original equipment manufacturers, or OEMs, such as Motorola, Inc., Symbol Technologies, Inc. and EMC Corporation, to electronics manufacturing services, or EMS, providers such as Celestica Inc. and Flextronics International Ltd., and to display manufacturers such as Koninklijke Philips Electronics NV, Hosiden F.D. Corporation, Sharp Electronics Corporation and Optrex Corporation Japan. We employ our design and application engineers as part of our sales process; therefore, our customers often rely on us to assist them in the early design phase of their products. This early design participation enables us to gain intricate knowledge of our customers’ products, enables our customers to achieve lower production costs through better product design and utilization of our flexible printed circuit assembly expertise and fosters strong relationships with our customers. We believe these strong customer relationships with leading OEMs represent significant entry barriers for our competitors.

The global market for flexible printed circuits is estimated to grow from $4.2 billion in 2003 to $7.1 billion by 2007, representing a 14% annual growth rate. This growth represents the ability of electronics manufacturers to design and manufacture devices that meet consumer demand for smaller, more functional devices. Given inherent design and cost advantages of flexible printed circuits, they quickly are becoming a favored solution for electronics manufacturers that are striving to increase the features and functionality of electronic devices while reducing their size, shape and weight.

Asia is the largest and fastest growing market for flexible printed circuits largely because of two trends that occurred in the early 1990s – the outsourcing by OEMs of their manufacturing needs and the shift of manufacturing facilities in the United States to Asian countries. In 2003, approximately $1.2 billion, or 29%, of the flexible printed circuit market was attributable to Asia. By 2007, it is estimated that demand for flexible printed circuits in Asia will have grown at an annual rate of 23% to $2.8 billion. In 1994, we established our first manufacturing facility in China. This facility provides a complete range of capabilities and services to support our global customer base, including design engineering and high-volume production of single-sided, double-sided and multi-layer flexible printed circuits and component assemblies. We anticipate completing construction of our second manufacturing facility in China in summer 2004, which will substantially increase our manufacturing capabilities in China and enable us to take on additional high-volume manufacturing programs.

We design and manufacture our products to customer specifications. For the six months ended March 31, 2004, we reported net sales of $110.0 million, an increase of 72% from the six months ended March 31, 2003, and net income of $7.9 million as compared to $3.2 million in the six months ended March 31, 2003. For the fiscal year ended September 30, 2003, we reported net sales of $129.4 million, an increase of 17% from the prior year, and net income of $4.6 million as compared to $5.0 million in the prior year. In the fiscal year 2003, we derived 22% of our net sales from products shipped to customers in North America and 78% of our net sales from products shipped to customers in the rest of the world.

Our competitive strengths include:

•	Our Seamless and Efficient End-to-End Solution for Flexible Printed Circuit Applications. Through our worldwide operations, we provide a seamless, integrated end-to-end flexible printed circuit solution for our customers, ranging from design and application engineering, prototyping and high-volume manufacturing to turnkey component assembly and testing.

•	Our Design Engineering Expertise Supports Our Strong Customer Relationships. Our expertise in designing and manufacturing flexible printed circuits and component assemblies has enabled us to become involved early in product development, thereby leading to lower production costs for our customers and significantly stronger relationships with our customers.

•	Our Manufacturing Capabilities. Our U.S. operations provide design and application engineering and manufacturing. Our China operations are organized to duplicate the processes and tooling design used in the United States for automation while allowing us to consolidate the labor intensive aspects of high-volume manufacturing in a cost-efficient environment.

•	Our Forward Integration in the Value Chain. Our strategy of forward integration focuses on the integral steps in the manufacturing process, from design and prototyping to high-volume manufacturing and component assembly. We also focus on the value-added design and application engineering and component assembly services that we provide, rather than only concentrating on acquiring the capabilities to produce the tools and materials used to manufacture flexible printed circuits.

•	Our Management Experience and Expertise. Over the past decade, our senior management team has made a number of critical, strategic decisions that successfully managed our growth and profitability, including pursuing a strategy of deploying our design engineers at the early stages of a customer’s product designs, responding to the trend of OEM outsourcing, identifying China’s manufacturing capabilities, creating a global seamless, integrated end-to-end solution and adopting a forward integration strategy in order to focus on the engineering and assembly needs of our multinational customers.

We also face competitive challenges in our industry. Many of our competitors have substantially reduced their prices in order to gain market share, which in turn places pressure on us to reduce our prices and potentially sell our products at a loss from time to time. In addition, some of our customers are larger, more established EMS providers. It is possible that these providers may develop their own flexible printed circuit manufacturing capabilities, in which case they may cease ordering products from us and may compete with us in the future.

Our Strategy

Our objective is to continue to expand our leadership position as a provider of high-quality, technologically advanced flexible printed circuit solutions. To achieve our objective, we intend to pursue the following strategies:

•	Provide an Integrated Solution to Our Customers. We intend to maintain our leadership in providing an integrated, end-to-end solution to our customers that includes our value-added design and application engineering and turnkey component assembly, as well as prototyping, manufacturing, material acquisition and testing.

•	Support the Development of Applications for Flexible Printed Circuit Technology in New Markets. We believe that flexible printed circuit technology provides a cost-effective method of improving the functionality and packaging of electronic devices. We will continue our efforts to research, develop and market new applications for flexible printed circuits and component assemblies.

•	Expand Our Existing Expertise in the Design and Manufacture of Flexible Printed Circuit Technology. We believe that we will be able to continue to capture additional market share in the markets we serve and other markets by utilizing our expertise in design and application engineering to expand product designs and applications for flexible printed circuit solutions in conjunction with our high-volume, cost-effective manufacturing capabilities.

•	Diversify Our End Customers. We plan to leverage our internal sales force composed entirely of design and application engineers with our outside non-exclusive sales representatives to attract new customers in our core and other sectors of the electronics industry where functionality and packaging size dictate the need for flexible printed circuits and component assemblies.

•	Increase Manufacturing Capacity and Capabilities. We intend to continue to improve our manufacturing capabilities and cost reduction efforts through increased integration of our engineering and manufacturing facilities in the United States and China. When our second manufacturing facility in China becomes fully operational in summer 2004, we will substantially increase our manufacturing capacity and still possess additional land for future expansion of that facility.

Our Relationship with WBL Corporation Limited

In 1988, WBL Corporation Limited, through two of its subsidiaries, Wearnes Technology Pte. Ltd. and United Wearnes Technology Pte. Ltd., acquired a controlling interest in us. Since 1988, WBL Corporation has increased its beneficial ownership interest in us to 81%. WBL Corporation, established in 1912, is a multinational corporation listed on the Singapore Exchange. WBL Corporation has three core businesses – trading and distribution, technology and manufacturing and property and leisure. Through its subsidiary, Wearnes Technology Pte. Ltd., WBL Corporation provides information technology products and solutions principally in the United States, Europe, China and Singapore and provides electronics manufacturing services and agro and biomedical technology on a global level. In this prospectus, we sometimes refer to WBL Corporation Limited and its subsidiaries and affiliates collectively as WBL Corporation.

One of WBL Corporation’s subsidiaries, MFS Technology Ltd., or MFS, competes with us in several industries, including the telecommunications industry. WBL Corporation owned 56% of the outstanding capital stock of MFS as of September 30, 2003. MFS is listed on the Singapore Exchange. The employees of WBL Corporation that are responsible for overseeing WBL Corporation’s investment in us do not manage WBL Corporation’s investment in MFS and are subject to confidentiality obligations to us. Nevertheless, there is a possibility that conflicts of interest may arise in the future involving MFS because WBL Corporation owns a substantial portion of us and MFS.

After completion of this offering, WBL Corporation will beneficially own 64% of our outstanding common stock, assuming the underwriters do not exercise their over-allotment option, and 62% if the underwriters exercise their over-allotment option in full. As a result of this ownership interest, WBL Corporation will continue to have influence over our management, operations and significant corporate matters. As a stockholder, WBL Corporation will not have the ability to prevent us from making operational decisions that do not require stockholder approval; however, WBL Corporation will have nominees on our board of directors equal to one-third of the board and therefore can influence decisions that require board approval. Examples of decisions as to which WBL Corporation will have influence include the selection and compensation of our senior management, whether to enter into significant corporate transactions such as acquisitions of products or businesses, and whether to issue stock or debt in future financing transactions.

In connection with this offering, we are entering into a Stockholders Agreement with WBL Corporation. Under the terms of the agreement, WBL Corporation will agree that it will nominate for election to our board of directors not more than one-third of our directors at any time and that our bylaws will be amended to require that a majority of the members of our board of directors will meet the independence requirements under the rules of the SEC and The Nasdaq National Market. These rules currently prohibit employees and directors of WBL Corporation from qualifying as independent directors. In addition, with limited exceptions, WBL Corporation will not acquire any of our securities, other than its existing shares of our common stock without the approval of our board of directors. WBL Corporation also will agree not to impose, or agree with any third party to any document that would impose, on us any restrictions on our operations or capital raising activities. The Stockholders Agreement terminates at such time as WBL Corporation no longer owns one-third of our outstanding common stock, calculated on a fully diluted basis. So long as a single or related group of stockholders, such as WBL Corporation, owns at least one-third of our outstanding common stock, a transaction between us and any person or entity in which such stockholder or stockholders have a material interest, if required under applicable federal and state law and/or Nasdaq rules to be approved by our stockholders, will require approval of a majority of the outstanding shares not held by such interested stockholders present in person or by proxy at the meeting of stockholders held with respect to such transaction. For additional information about our relationship with WBL Corporation, see “Risk Factors” and “Related Party Transactions.”

Company Information

We were incorporated as Multi-Fineline Electronix, Inc. in California in October 1984. In connection with this offering, we are reincorporating as Multi-Fineline Electronix, Inc., d/b/a M-FLEX, in Delaware. Our principal executive offices are located at 3140 East Coronado Street, Suite A, Anaheim, California 92806. Our telephone number at that location is (714) 238-1488. Our website address is www.mflex.com. Information on our website is not a part of this prospectus. References in this prospectus to “we,” “our,” “us” and “M-FLEX” refer to Multi-Fineline Electronix, Inc. and our consolidated subsidiaries, Multi-Fineline Electronix (Suzhou) Co., Ltd., or MFC 1, and Multi-Fineline Electronix (Suzhou No. 2) Co., Ltd., or MFC 2.

The Offering

Common stock offered by Multi-Fineline Electronix, Inc.	5,000,000 shares

Common stock offered by the selling stockholders	716,180 shares

Common stock to be outstanding after this offering	23,257,835 shares

Use of proceeds	We intend to use the net proceeds received by us as follows:

•	to repay the $16.0 million outstanding as of May 31, 2004 under our credit facility with Norddeutsche Landesbank Girozentrale;

•	to repay the $6.6 million outstanding as of May 31, 2004 under our credit facility with Shanghai Pudong Development Bank;

•	to repay the $3.0 million outstanding as of May 31, 2004 under our credit facility with the Bank of China; and

•	for general corporate purposes, including working capital and capital expenditures.

In addition, we may use a portion of the net proceeds to acquire complementary businesses or products or to obtain the right to use complementary technologies. We have no commitments with respect to any acquisition.

We will not receive any proceeds from the sale of shares by the selling stockholders.

Proposed Nasdaq National Market symbol	MFLX

Unless otherwise stated, all information in this prospectus assumes that we do not sell any shares to the underwriters in connection with the over-allotment option granted to the underwriters to purchase 846,500 shares of common stock.

The number of shares of common stock to be outstanding immediately after this offering:

•	is based upon 18,257,835 shares of common stock outstanding as of May 31, 2004;

•	excludes 1,783,305 shares of common stock issuable upon the exercise of options outstanding as of May 31, 2004 at a weighted average exercise price of $3.02 per share; and

•	excludes 2,876,400 shares of common stock available for future issuance under our stock option plan following the completion of this offering.

All share numbers and per share numbers used in this prospectus have been adjusted for a 15 to 1 forward stock split that will be effected in connection with this offering.

Summary Consolidated Financial Data

The following tables present our summary consolidated historical financial information. You should read this information together with the consolidated financial statements and related notes, unaudited as adjusted financial information and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	Years Ended September 30,					Six Months Ended March 31,
	1999	2000	2001	2002	2003	2003	2004
	(in thousands, except share and per share data)
Consolidated Statements of Operations Data:
Net sales	$51,337	$102,115	$84,640	$110,537	$129,415	$63,989	$109,966
Cost of sales	32,406	72,611	66,024	90,553	107,418	51,935	88,695

Gross profit	18,931	29,504	18,616	19,984	21,997	12,054	21,271

Operating expenses:
Sales and marketing	3,559	5,582	4,895	4,880	5,621	2,680	3,778
General and administrative	5,147	7,421	6,429	7,254	8,669	4,186	5,673

Total operating expenses	8,706	13,003	11,324	12,134	14,290	6,866	9,451

Operating income	10,225	16,501	7,292	7,850	7,707	5,188	11,820
Provision for income taxes	(3,878)	(6,290)	(2,221)	(2,594)	(2,295)	(1,605)	(3,281)

Net income	$6,113	$9,649	$4,776	$4,967	$4,577	$3,203	$7,902

Net income per share
Basic	$0.52	$0.82	$0.41	$0.42	$0.39	$0.27	$0.45

Diluted	$0.52	$0.82	$0.41	$0.42	$0.38	$0.27	$0.42

Shares used in computing net income per share
Basic	11,720,295	11,720,295	11,720,295	11,720,295	11,720,295	11,720,295	17,724,885

Diluted	11,763,885	11,763,885	11,763,885	11,763,885	11,978,610	11,953,962	18,659,958

Other Financial Data:
Depreciation and amortization	$1,243	$1,789	$2,484	$2,809	$4,378	$2,092	$2,938

	March 31, 2004
	Actual	As Adjusted
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$9,147	44,495
Restricted cash	254	254
Working capital	22,920	81,870
Total assets	134,426	169,774
Short-term debt	23,602	—
Long-term debt, less current portion	—	—
Total stockholders’ equity	78,554	137,504

The preceding table presents a summary of our balance sheet data as of March 31, 2004:

•	on an actual basis; and

•	on an as adjusted basis to give effect to:

•	the sale of 5,000,000 shares of common stock in this offering by us at an assumed initial public offering price of $13.00 per share, which is the midpoint of our expected offering range, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us; and

•	the application of a portion of the net proceeds to repay our outstanding debt obligations as described in “Use of Proceeds.”

The preceding table does not reflect an additional $2.0 million that we borrowed from Shanghai Pudong Development Bank subsequent to March 31, 2004, which amount we intend to repay with a portion of the net proceeds of this offering.

RISK FACTORS

An investment in our common stock involves significant risks. You should consider carefully the risks described below and the other information included in this prospectus, including our financial statements and related notes, before you decide to buy our common stock. Our business, financial condition and results of operations could be harmed by any of the following risks. The trading price of our common stock could decline due to any of these risks, and you could lose part or all of your investment.

Risks Related to Our Business

We depend on Motorola and subcontractors of Motorola for a significant portion of our net sales and if we lose these relationships, our net sales would decline.

For the past several years, a substantial portion of our net sales has been derived from products that have been incorporated into products that are manufactured by or on behalf of Motorola, Inc. For the six months ended March 31, 2004, 82% of our net sales were to Motorola and 45 of its subcontractors. In the fiscal years 2001, 2002 and 2003, we sold products to Motorola and 33, 32 and 35 of its subcontractors, which aggregated 31%, 70% and 71% of our net sales in those years. Several subcontractors of Motorola also constitute significant customers of the company. For the six months ended March 31, 2004, sales of our products to Hosiden F.D. Corporation and its affiliates, Optrex Corporation Japan and its affiliates and Koninklijke Philips Electronics NV and its affiliates accounted for 15%, 8% and 11% of our net sales. In the fiscal year 2002, sales to Hosiden, Optrex and Philips accounted for 14%, 7% and 24% of our net sales. In the fiscal year 2003, sales to Hosiden, Optrex and Philips accounted for 14%, 12% and 21% of our net sales.

Although generally we assist Motorola in the design of products and Motorola directs subcontractors to purchase products from us, one or more subcontractors could look to another source for the components to be incorporated into the products they supply to Motorola. In addition, if Motorola were to reduce its orders to any of these customers or if Motorola were to choose another flexible printed circuit assembly manufacturer to supply any portion of its products, it could reduce the orders that these customers place with us, which could harm our business, financial condition and results of operations substantially.

We must obtain orders from new and existing customers on an ongoing basis to increase our net sales and grow our business. We are continuing our efforts to reduce dependence on a limited number of customers; however, net sales attributable to Motorola and its subcontractors are expected to continue to represent a substantial portion of our net sales for the foreseeable future. The loss of Motorola and its subcontractors, a significant reduction in sales we make to them, a reduction in the pricing of our products sold to them or any problems collecting accounts receivable from them would reduce our net income.

We are heavily dependent upon the wireless telecommunications industry, and any downturns in the industry may reduce our net sales.

For the six months ended March 31, 2004, 84% of our net sales were derived from sales to companies that provide products or services to the wireless telecommunications industry. In the fiscal years 2001, 2002 and 2003, 42%, 72% and 75% of our net sales were derived from sales to companies that provide products or services to the wireless telecommunications industry. In general, the wireless telecommunications industry is subject to economic cycles and has experienced in the past, and is likely to experience in the future, periods of slowdown. Intense competition, relatively short product life cycles and significant fluctuations in product demand characterize the industry as a whole. The wireless telecommunications industry also generally is subject to rapid technological change and product obsolescence. Fluctuations in demand for our products as a result of periods of slowdown in the telecommunications market or discontinuation of products or modifications developed in connection with next generation products could reduce our net sales.

Our customers have and may continue to cancel their orders, change production quantities or delay production, any of which could reduce our net sales.

Substantially all of our sales are made on a purchase order basis, and we are not always able to predict with certainty the timing or magnitude of these orders. We cannot guarantee that we will continue to receive any orders from our customers, and our sales will be harmed if we are unable to obtain a sufficient number of orders from customers in each quarter. In addition, because our customers purchase from us on a purchase order basis, they may cancel, change or delay product purchase commitments with little or no advance notice to us. As a result, we are not able always to forecast with certainty the sales that we will make in a given period and sometimes we may increase our production capacity, working capital and overhead in expectation of orders that may never be placed, or, if placed, may be delayed, reduced or canceled. The following factors, among others, affect our ability to forecast accurately our sales and production capacity:

•	changes in the specific products or quantities our customers order;

•	variability in our manufacturing yields;

•	long lead times and advance financial commitments for our plant and equipment expenditures;

•	long lead times and advance financial commitments for components required to complete anticipated customer orders; and

•	unanticipated price reductions due to competitive pressure.

Delayed, reduced or canceled purchase orders also may result in our inability to recover costs that we incur in anticipation of those orders, such as costs associated with purchased raw materials, write-offs of obsolete inventory and the underutilization of our manufacturing capacity if we decline other potential orders because we expect to use our capacity to produce orders that are later delayed, reduced or canceled.

We will have difficulty selling our products if customers do not design our flexible printed circuit products into their product offerings or if our customers’ product offerings are not commercially successful.

We sell our flexible printed circuit products directly or indirectly to original equipment manufacturers, or OEMs, that include our products and component assemblies in their product offerings. As a result, we rely on OEMs to select our products to be designed into their product offerings. We must qualify our products with our customers, which involves demonstrating to our customers that our products can be manufactured within specified tolerances. This process can be time-consuming, complex, costly and difficult. If an OEM selects one of our competitors to provide a product instead of us, it becomes significantly more difficult for us to sell our products to that OEM because changing component providers after the initial production runs begin involves significant cost, time, effort and risk for the OEM. Our customers typically are not obligated to purchase products from us and can stop using our products at any time. Even if an OEM designs one of our products into its product offering, we have no assurances that the product will be commercially successful, that we will receive any orders from that manufacturer or that we will not be undercut by a competitor’s pricing.

We cannot be certain that our products will continue to be selected for design into our customers’ products. If we are unable to obtain additional customer qualifications, or if we cannot qualify our products for high-volume production quantities, our net sales may decrease.

Following this offering, WBL Corporation will control 64% of our outstanding common stock and will be able to exert influence over us and our major corporate decisions.

Upon completion of this offering, WBL Corporation will beneficially own 64% of our outstanding common stock, or 62% if the underwriters exercise their over-allotment option in full. As a result of WBL Corporation’s ownership interest and its influence over the composition of our board of directors, WBL Corporation will continue to have influence over our management, operations and potential significant corporate actions. For example, so long as WBL Corporation continues to control more than a majority of our outstanding common stock, it will have the ability to control who is elected to our board of directors each year; although, through our Stockholders Agreement with WBL Corporation, it has agreed not to nominate WBL Corporation representatives to more than one-third of the seats on our board of directors at any time.

This concentration of ownership may also discourage, delay or prevent a change of control of our company, which could deprive our other stockholders of an opportunity to receive a premium for their stock as part of a sale of our company, could harm the market price of our common stock and could impede the growth of our company.

To the extent that WBL Corporation beneficially owns a significant portion of our outstanding common stock, even if less than a majority, it will continue to have significant influence over all matters submitted to our stockholders. WBL Corporation is not prohibited from selling a controlling interest in us to a third party, including a participant in our industry. For additional information pertaining to our relationship with WBL Corporation, including information regarding our Stockholders Agreement and Corporate Services Agreement with WBL Corporation, see “Related Party Transactions.”

WBL Corporation and its designees on our board of directors may have interests that conflict with our interests.

WBL Corporation and its designees on our board of directors may have interests that conflict with, or are different from, the interests of our other stockholders. For example, MFS, a subsidiary of WBL Corporation that is located in Singapore, competes with us in many markets, including telecommunications. Although WBL Corporation has advised us that the individuals who manage the business and affairs of MFS are not the same as the individuals who manage our business and affairs and are subject to confidentiality obligations, there is a risk that conflicts of interest may arise because of WBL Corporation’s substantial ownership of us and MFS. These conflicts of interest could include potential competitive business activities, corporate opportunities, indemnity arrangements, registration rights, sales or distributions by WBL Corporation of our common stock and the exercise by WBL Corporation of its ability to influence our management and affairs. For example, WBL Corporation has issued bonds under an indenture that, among other things, contains restrictive covenants that prohibit WBL Corporation and its principal subsidiaries from incurring debt under some circumstances. Although we are not bound by the terms of the indenture, if we entered into an obligation that was prohibited by the indenture, it could result in WBL Corporation being in default under the indenture because the indenture prohibits principal subsidiaries of WBL Corporation, as defined in the indenture, from granting a security interest in or otherwise encumbering their assets. If these conflicts of interest are not resolved in a manner favorable to our stockholders, our stockholders’ interests may be substantially harmed. For additional information about the WBL Corporation bond issue, see “—We may be precluded from granting any security interest in or otherwise encumbering any of our assets, which could harm our ability to borrow funds.”

As a stockholder, WBL Corporation will not have the ability to prevent us from making operational decisions that do not require stockholder approval; however, WBL Corporation will have nominees on our board of directors equal to one-third of the board and therefore can influence decisions that require board approval.

In general, our certificate of incorporation to become effective upon the completion of this offering will not contain any provisions designed to facilitate resolution of actual or potential conflicts of interest or to ensure that potential business opportunities that may become available to both WBL Corporation and us will be reserved for or made available to us.

WBL Corporation may be unable to vote its shares on specified matters that require stockholder approval without obtaining its own stockholders’ and regulatory approval and it is possible that WBL Corporation’s stockholders or the relevant regulators may not approve the proposed corporate action.

We have been advised by WBL Corporation that the individuals representing WBL Corporation who are on our board (currently Kevin Lew and Huat-Seng Lim, Ph.D.) have authority to vote our shares of common stock; however, prior to voting our shares of common stock on any significant matter or disposing of our shares of common stock, the approval of WBL Corporation’s board of directors must be obtained. In addition, WBL Corporation is listed on the Singapore Exchange. Under the rules of the Singapore Exchange, to the extent that we constitute a principal subsidiary of WBL Corporation, as defined by the rules of the Singapore Exchange, at any time that we submit a matter for the approval of our stockholders, WBL Corporation also may be required to obtain the approval of its own stockholders for such action before it can vote its shares with respect to our proposal or dispose of our shares of common stock. We will be deemed to be a principal subsidiary of WBL Corporation under the rules of the Singapore Exchange for any given fiscal year if our audited consolidated pre-tax profits consolidated into WBL Corporation accounts for more than 20% of the consolidated pre-tax profits of WBL Corporation during our immediately prior fiscal year. For the fiscal years 2001, 2002 and 2003, our pre-tax profit constituted 42%, 30% and 11% of the pre-tax profit of WBL Corporation.

Examples of corporate action we may seek to take for which we would need to obtain our stockholder approval include:

•	an amendment of our certificate of incorporation;

•	a sale of all or substantially all of our assets;

•	a merger or reorganization transaction; and

•	an issuance of shares of our common stock in an offering other than a public offering at a price of less than fair market value if the number of shares being sold exceed 20% of our then outstanding common stock.

To obtain stockholder approval, WBL Corporation must prepare a circular describing the proposal, obtain approval from the Singapore Exchange and send the circular to its stockholders, which may take several weeks or longer. In addition, WBL Corporation is required under its corporate rules to give its stockholders notice of the meeting ranging from 14 to 28 days. Consequently, if we need to obtain the approval of WBL Corporation at a time in which we qualify as a principal subsidiary, the process of seeking WBL Corporation’s stockholder approval may delay our proposed action and it is possible that WBL Corporation’s stockholders may not approve our proposed corporate action. It is also possible that we might not be able to establish a quorum at our stockholder meeting if WBL Corporation was unable to vote at the meeting as a result of the Singapore Exchange rules. For the fiscal year ended September 30, 2003, we were not a principal subsidiary of WBL Corporation as defined by the rules of the Singapore Exchange; however, it is possible that we could constitute a principal subsidiary of WBL Corporation in future years.

The rules of the Singapore Exchange that govern WBL Corporation are subject to revision from time to time, and policy considerations may affect rule interpretation and application. It is possible that any change to or interpretation of existing or future rules may be more restrictive and adverse to us than the existing rules and interpretations.

If we are unable to retain our key personnel necessary to operate our business, our ability to develop and market our products successfully could be harmed.

We are heavily dependent on our current executive officers and management. The loss of any key employee or the inability to attract or retain qualified personnel, including engineers and sales and marketing personnel, could delay the development and introduction of, and harm our ability to sell, our products and damage the market’s perception of us. We believe that our future success is highly dependent on the contributions of Philip

A. Harding, our Chief Executive Officer and Chairman of the Board of Directors, and Reza Meshgin, our President and Chief Operating Officer. We do not have employment contracts with these or any other key personnel, and their knowledge of our business and industry would be extremely difficult to replace. Our future success may also depend on our ability to attract and retain additional qualified management, engineering and sales and marketing personnel.

We may be precluded from granting any security interest in or otherwise encumbering any of our assets, which could harm our ability to borrow funds.

WBL Corporation completed a corporate bond issuance in June 2000 in which WBL Corporation agreed that it and each of its principal subsidiaries, as defined in the indenture for the bonds, will not create or allow to continue to exist any security interest in or other encumbrance on any of their assets or revenue other than purchase money indebtedness. As of the end of fiscal year 2003, we were not a principal subsidiary of WBL Corporation as defined in the bond indenture, but it is possible that we could qualify as a principal subsidiary of WBL Corporation in future years. At no time during past years in which we were a principal subsidiary, as defined in the bond indenture, did we create or allow to exist any indebtedness so as to cause a default under the indenture. The bonds issued by WBL Corporation mature in June 2005. WBL Corporation has advised us that it intends to refinance or repay the bonds in 2005 and to eliminate the restrictive covenant as it applies to us; however, there is no guarantee that WBL Corporation, if it refinances the bonds, will be successful in eliminating the covenant as it applies to us and it is possible that it may be required to agree to additional restrictive covenants that are more onerous.

Rapidly changing standards and competing technologies could make our products obsolete, which would cause our net sales to decrease.

The development and evolution of markets for our flexible printed circuit products depends on industry standards. Our products are designed to conform to current specific industry standards, such as operating temperature range. Competing standards may emerge that are preferred by our customers. We will need to make capital expenditures to support technological advances and to develop and manufacture new products and product features that our customers demand.

We also expect future flexible printed circuits to require higher performance specifications, including, for example, higher density circuitry than we are producing currently, and to incorporate new materials and components which may impact manufacturing yields and efficiencies. We may incur higher manufacturing costs if manufacturing processes or standards change, and we may need to replace, modify or design, build and install equipment, all of which would require additional capital expenditures. If our customers were to switch to alternative technologies or adopt new or competing industry standards with which our products are not compatible or fail to adopt standards with which our products are compatible, our existing products would become less desirable to our customers and our net sales may decrease.

Problems with manufacturing yields could result in higher operating costs and could impair our ability to meet customer demand for our products.

If we cannot achieve expected yields in the manufacture of our products, we may incur higher per unit costs, lower profits and reduced product availability. Low yields may result from, among other things, design errors or manufacturing failures in new or existing products. Any reduction in our ability to timely deliver products to customers could affect adversely our customer relationships and make it more difficult to sustain and grow our business.

We may not be able to compete effectively, which will cause our net sales and market share to decline.

On a global level, we compete primarily with large flexible printed circuit board manufacturers located in Taiwan or Japan and, to a lesser degree, with smaller manufacturers of flexible printed circuits and component assemblies located in Europe and North America. We also compete with MFS, a subsidiary of WBL Corporation located in Singapore. If we do not compete successfully, our net sales and market share may decline. We believe that one of our principal competitive advantages is our ability to interact closely with our customers throughout the design and engineering process. If we are not successful in maintaining or establishing close relationships with customers in markets in which we compete, we may not be able to grow our market share or net sales. To the extent that we are not able to provide regular interaction between our engineers and our customers and potential customers, our business may be harmed. In some cases, our competitors may offer more favorable pricing to potential or existing customers. Such competitive pricing could increase pressure on us to lower our prices, which, in turn, would harm our margins and operating results. In addition, many of our customers are larger, established electronics manufacturing services, or EMS, providers. It is possible that any of these EMS providers may develop their own flexible printed circuit manufacturing capabilities, in which case they may cease ordering products from us and may compete with us on future OEM programs.

Our products are subject to pricing pressure from our customers and market pressure from our competitors, either of which could harm our gross profit.

We deal with a limited number of large customers who are able to exert significant pricing pressure on us. Our selling prices are affected by changes in overall demand for our products, changes in the specific products our customers buy, pricing of competitors’ products and our products’ life cycles. A typical life cycle for one of our products begins with higher prices when the product is introduced and decreasing prices as it matures. To offset price decreases during a product’s life cycle, we rely primarily on higher sales volume and improving our manufacturing yield and productivity to reduce a product’s cost. If we cannot reduce our manufacturing costs as prices decline during a product’s life cycle, our cost of sales may increase, which would result in decreased gross profit or increased gross loss in a period in which we do not have gross profit.

Significant product failures could harm our reputation and our business.

Continued improvement in manufacturing capabilities, quality control, material costs and successful product testing capabilities are critical to our growth. Our efforts to monitor, develop, modify and implement stringent testing and manufacturing processes for our products may not be sufficient. If any flaws in the design, production, assembly or testing of our flexible printed circuit products were to occur, we may experience a rate of failure in our products that would result in significant delays in product shipments, cancellation of orders, substantial repair or replacement costs and potential damage to our reputation.

Fluctuations in our operating results on a quarterly and annual basis could cause the market price of our common stock to decline.

Our operating results fluctuate from quarter to quarter as a result of changes in demand for our products, our effectiveness in managing manufacturing processes and costs and the degree to which we are able to utilize our available manufacturing capacity. Historically, we have experienced a strong first fiscal quarter, followed by reduced net sales in the second fiscal quarter, as a result of partial seasonality of our major customers and the markets that we serve. We anticipate that this seasonal impact on our net sales is likely to continue. As a result, our net sales and operating results have fluctuated significantly from period-to-period in the past and are likely to do so in the future. These fluctuations could cause the market price of our common stock to decline. You should not rely on period-to-period comparisons of our operating results as an indication of our future performance. In future periods, our net sales and results of operations may be below the expectations of analysts and investors, which could cause the market price of our common stock to decline.

Our expense levels in the future will be based, in large part, on our expectations regarding net sales. Many of our expenses are fixed in the short term or are incurred in advance of anticipated sales. We may not be able to decrease our expenses in a timely manner to offset any shortfall of sales.

Any failure to maintain ongoing sales through our independent sales representatives could harm our business.

To date, we have sold our products through our direct sales force and a network of 17 non-exclusive independent sales representatives. We rely on these sales representatives to provide customer contacts and market our products directly to our global customer base. Our sales representatives are not obligated to continue selling our products, and they may terminate their arrangements with us at any time with limited notice. Our ability to increase our net sales in the future will depend in large part on our success in developing and maintaining relationships with these representatives. It is possible that we may not be able to maintain or expand these relationships successfully or secure agreements with additional sales representatives on commercially reasonable terms, or at all. Any failure to develop and maintain our relationships with these sales representatives and any failure of our sales representatives to effectively market our products could harm our business, financial condition and results of operations.

We must continue to be able to procure raw materials and components on commercially reasonable terms to manufacture our products profitably.

There currently is a worldwide shortage of the raw materials and components used in the fabrication of flexible printed circuits. Our customers require that we use raw materials and components that have been pre-qualified by them, which limits further the supply of raw materials and components available to us and frequently results in our need to seek raw materials and components from a limited number of suppliers. We generally do not maintain a large surplus stock of raw materials or components for our products because the specific assemblies are uniquely applicable to the products we produce for our customers; therefore, we rely on short-term supply contracts with third-party suppliers to provide these raw materials and components in a timely fashion and on commercially reasonable terms.

Given the rapid increase in demand for flexible printed circuits, a worldwide shortage for these materials exists. This shortage has required that we qualify an additional supplier in order to maintain the delivery of our largest production run. Historically, we have experienced component delays of one to ten days, which we have managed by expediting our production schedules, resulting in insignificant delays to our customers. We may not be successful in the future in managing any shortage of raw materials or components that we may experience.

We purchase substantially all of our materials used to make flexible printed circuits from two sources, E.I. Dupont de Nemours & Co. and Rogers Corporation. In the fiscal years 2001, 2002 and 2003, we purchased approximately 86%, 89% and 87% of these materials from Dupont and approximately 14%, 11% and 13% from Rogers. Currently, Dupont, Molex Inc., Supertex, Inc. and JST Components PTE. LTD are our largest component suppliers. In the fiscal year 2001, we purchased 23%, 9%, 1% and 15% of our components from Dupont, Molex, Superflex and JST. In the fiscal year 2002, we purchased 24%, 12%, 10% and 2% of our components from Dupont, Molex, Supertex and JST. In the fiscal year 2003, we purchased 18%, 11%, 8% and 2% of our components from Dupont, Molex, Supertex and JST.

We face business, political, regulatory, operational, financial and economic risks because a significant portion of our operations and sales are to customers outside of the United States.

Our primary manufacturing facilities are located in China. Although our headquarters are located in California, we expect that our operations in China will continue to assume a larger and more important role in our business. In the fiscal year 2003, we derived 22% of our net sales from products shipped to customers in North America and 78% of our net sales from products shipped to customers in the rest of the world. We are subject to risks inherent in international business, many of which are beyond our control, including:

•	difficulties in obtaining domestic and foreign export, import and other governmental approvals, permits and licenses and compliance with foreign laws, including employment laws;

•	difficulties in staffing and managing foreign operations, including cultural differences in the conduct of business, labor and other workforce requirements and inadequate local infrastructure;

•	trade restrictions or higher tariffs;

•	transportation delays and difficulties of managing international distribution channels;

•	longer payment cycles for, and greater difficulty collecting, accounts receivable;

•	foreign currency exchange rate fluctuations that render our prices uncompetitive;

•	unexpected changes in regulatory requirements, royalties and withholding taxes that restrict the repatriation of earnings and effects on our effective income tax rate due to profits generated or lost in foreign countries;

•	political and economic instability, including wars, terrorism, political unrest, boycotts, curtailment of trade and other business restrictions;

•	disruptions or shortages in electricity supply; and

•	public health emergencies such as SARS and avian bird flu.

Any of these factors could harm our future international sales and operations significantly.

Our manufacturing capacity may be interrupted, limited or delayed if we cannot maintain sufficient sources of electricity in China.

The flexible printed circuit fabrication process requires a stable source of electricity. As our production capabilities increase in China and our business grows, our requirements for a stable source of electricity in China will grow substantially. From time to time, we have experienced a lack of sufficient electricity supply. Power interruptions, electricity shortages or government intervention, particularly in the form of rationing, are factors that could restrict our access to electricity in Suzhou, China, the location of our Chinese manufacturing facilities. Any such shortages could result in delays in our shipments to our customers and, potentially, the loss of customer orders.

China’s legal system embodies uncertainties that could harm our business operations.

Since 1979, many new laws and regulations covering general economic matters have been promulgated in China. Despite the development of the legal system, China’s system of laws is not yet complete. Even where adequate law exists in China, enforcement of contracts based on existing law may be uncertain and sporadic, and it may be difficult to obtain swift and equitable enforcement or to obtain enforcement of a judgment by a court of another jurisdiction. The relative inexperience of China’s judiciary in many cases creates additional uncertainty as to the outcome of any litigation. In addition, interpretation of statutes and regulations may be subject to government policies reflecting domestic political changes.

Our activities in China will be subject to administrative review and approval by various national and local agencies of China’s government. Given the changes occurring in China’s legal and regulatory structure, we may not be able to secure the requisite governmental approval for our activities. Failure to obtain the requisite governmental approval for any of our activities could impede our ability to operate our business or increase our expenses.

We may not address successfully problems encountered in connection with any future acquisitions.

We expect to continue to consider opportunities to acquire or make investments in other technologies, products and businesses that could enhance our capabilities, complement our current products or expand the breadth of our markets or customer base. We have limited experience in acquiring other businesses and technologies. Potential and completed acquisitions and strategic investments involve numerous risks, including:

•	problems assimilating the purchased technologies, products or business operations;

•	problems maintaining uniform standards, procedures, controls and policies;

•	unanticipated costs associated with the acquisition;

•	diversion of management’s attention from our core business;

•	adverse effects on existing business relationships with suppliers and customers;

•	risks associated with entering new markets in which we have no or limited prior experience;

•	potential loss of key employees of acquired businesses; and

•	increased legal and accounting costs as a result of the newly adopted rules and regulations related to the Sarbanes-Oxley Act of 2002.

If we fail to properly evaluate and execute acquisitions and strategic investments, our management team may be distracted from our day-to-day operations, our business may be disrupted and our operating results may suffer. In addition, if we finance acquisitions by issuing equity or convertible debt securities, our stockholders would be diluted.

We may have difficulty managing any growth that we might experience.

If we continue to experience growth in our operations, our operational and financial systems, procedures and controls may need to be expanded, which will distract our management team from our business plan and involve increased expenses. Our future success will depend substantially on the ability of our management team to manage any growth effectively. These challenges may include:

•	maintaining our cost structure at an appropriate level based on the net sales we generate;

•	managing multiple, concurrent manufacturing expansion projects;

•	implementing and improving our operational and financial systems, procedures and controls; and

•	managing operations in multiple locations and multiple time zones.

In addition, we will incur significant legal, accounting, insurance and other expenses as a result of being a public company. The Sarbanes-Oxley Act of 2002, as well as new rules subsequently implemented by the SEC and Nasdaq, have required changes in corporate governance practices of public companies. We expect these new rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. We also expect these new rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers. We currently are evaluating and monitoring developments with respect to these new rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

Our business is capital intensive and the failure to obtain capital could require that we curtail capital expenditures.

To remain competitive, we must continue to make significant investments in capital equipment, facilities and technological improvements. We expect that substantial capital will be required to expand our manufacturing capacity and fund working capital for anticipated growth. We may need to raise additional funds through further debt or equity financings. We may not be able to raise additional capital on reasonable terms, or at all, and it is possible that WBL Corporation may not approve of any financing we may seek to complete, which could affect whether we are able to complete such a transaction. In addition, the terms of the WBL Corporation bond issue, which prohibits principal subsidiaries of WBL Corporation from granting any security interest with respect to any of their assets, could raise a conflict of interest between us and WBL Corporation if we needed to raise funds in a financing that involved a pledge of our assets. It is possible that, based upon this conflict, our board of directors could decide against such a financing. If we cannot raise the required capital when needed, we may not be able to satisfy the demands of existing and prospective customers and may lose net sales and market share.

The following factors could affect our ability to obtain additional financing on favorable terms, or at all:

•	our results of operations;

•	general economic conditions and conditions in the electronics industry;

•	the perception of our business in the capital markets;

•	our ratio of debt to equity;

•	our financial condition;

•	our business prospects; and

•	interest rates.

If we are unable to obtain sufficient capital in the future, we may have to curtail our capital expenditures. Any curtailment of our capital expenditures could result in a reduction in net sales, reduced quality of our products, increased manufacturing costs for our products, harm to our reputation, reduced manufacturing efficiencies or other harm to our business.

We are subject to the risk of increased income taxes in China.

We currently enjoy tax holidays and other tax incentives for our operations in China. The tax holiday for our first manufacturing facility in China, MFC 1, will expire at December 31, 2004. For the fiscal years ended September 30, 2001, 2002 and 2003, we realized tax savings of $364,000, $268,000 and $258,000 for our operations in China related to MFC 1. We are scheduled for an audit of our tax holiday for MFC 1 by the relevant taxing authorities in China. Upon completion of this audit, we may be required to pay increased taxes and penalties.

We also have obtained a tax holiday for our new manufacturing facility in China, MFC 2, that allows for tax-free operation for the first five years (beginning in the first year of profitability) followed by five years of operation at a reduced rate of income tax equal to 12%. However, this tax holiday may be challenged, modified or even eliminated by taxing authorities or changes in law. We cannot determine with certainty the amount of tax savings we will realize, if any, as a result of this tax holiday.

In February 2004, China’s deputy finance minister announced that the Chinese government plans to unify the tax code for domestic and foreign companies by as early as 2006, thereby eliminating the current tax holidays. The new rate is expected to be between 24% and 26% and is expected to treat domestic and foreign entities equally. The exact timing and nature of the changes to China’s tax code are unknown at this time. Without the benefit of the tax holiday for our China operations, our net income in prior periods would have been reduced and net income in future periods will be reduced. For additional information about our tax holidays in China, see “Business—Matters Related to Our China Operations.”

Our bank facilities contain restrictive covenants that, if not satisfied or waived, could impact our ability to borrow money under these facilities and could result in acceleration of our debt obligations under these facilities that may be outstanding from time to time.

Our failure to comply with restrictive covenants in our bank facilities could result in an event of default which, if not satisfied or waived, could preclude us from borrowing money under one or more of these facilities or may result in us being required to repay any borrowings we may have under our facilities from time to time. If we were unable to borrow under these facilities to finance our operations or we were unable to refinance borrowings under our facilities that may come due, our financial condition and results of operations could be harmed.

If we fail to secure or protect our intellectual property rights, competitors may be able to use our technologies, which could weaken our competitive position, reduce our revenue or increase our costs.

We primarily rely on trade secrets relating to our manufacturing processes to protect our proprietary rights. Our efforts to protect our intellectual property may not be effective and may be challenged by third parties. In addition, other parties may independently develop similar or competing technologies. We compete in industries with rapid development and technological innovation. If we fail to protect our proprietary rights adequately, our competitors could offer similar products using processes or technologies developed by us and thereby potentially harm our competitive position and our financial condition.

We may be sued by third parties for alleged infringement of their proprietary rights.

From time to time, we have received, and expect to continue to receive, notices of claims of infringement, misappropriation or misuse of other parties’ proprietary rights. Some of these claims may lead to litigation. Any intellectual property lawsuit, whether or not determined in our favor or settled, could be costly, could harm our reputation and could divert our management from normal business operations. Adverse determinations in litigation could subject us to significant liability and could result in the loss of our proprietary rights. A successful lawsuit against us could also force us to cease selling or redesign products that incorporate the infringed intellectual property. In addition, we could be required to seek a license from the holder of the intellectual property to use the infringed technology, and it is possible that we may not be able to obtain a license on reasonable terms, or at all. If we fail to develop a non-infringing technology on a timely basis or to license the infringed technology on acceptable terms, our business, financial condition and results of operations could be harmed.

Complying with environmental laws and regulations may increase our costs and reduce our profitability.

We are subject to a variety of environmental laws and regulations relating to the storage, discharge, handling, emission, generation, manufacture, use and disposal of chemicals, solid and hazardous waste and other toxic and hazardous materials used in the manufacture of flexible printed circuits and component assemblies. A significant part of our manufacturing operations is located in China, where we are subject to constantly evolving environmental regulation. The costs of complying with any changes in such regulations and the costs of remedying potential violations or resolving enforcement actions that might be initiated by governmental entities in China could be substantial.

Environmental laws require us to maintain and comply with a number of permits, authorizations and approvals and to maintain and update training programs and safety data for materials used in our manufacturing processes. We reserved $118,000, $121,000 and $121,000 of restricted cash for the fiscal years ended September 30, 2002 and 2003 and for the six months ended March 31, 2004, at the direction of the County of Orange, California, to finance estimated environmental clean-up costs in the event that we vacate our Anaheim facilities.

In the event of a violation, we may be required to halt one or more segments of our operations until such violation is cured. Although we attempt to operate in compliance with all applicable environmental laws and regulations, we may not succeed in this effort at all times. The costs of remedying violations or resolving enforcement actions that might be initiated by governmental authorities could be substantial. Any remediation of environmental contamination would involve substantial expense that could harm our results of operations. In addition, we cannot predict the nature, scope or effect of future regulatory requirements to which our operations may be subject or the manner in which existing or future laws will be administered or interpreted. Future regulations may be applied to materials, products or activities that have not been subject to regulation previously. The costs of complying with new or more stringent regulations could be significant.

Risks Related to this Offering

Our stock price may be volatile, and you may not be able to resell our shares at a profit or at all.

Prior to this offering, our common stock has not been sold in a public market. We cannot predict the extent to which a trading market will develop or how liquid that market might become. The initial public offering price for the shares will be determined by negotiations between us and the underwriters and may not be indicative of prices that will prevail in the trading market. The trading price of our common stock could fluctuate due to the factors discussed in this “Risk Factors” section and elsewhere in this prospectus. The trading market for our common stock also may be influenced by the research and reports that industry or securities analysts publish about us or our industry. If one or more of the analysts who cover us in the future were to publish an unfavorable research report or to downgrade our stock, our stock price likely would decline. If one or more of these analysts were to cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

In addition, the stock market in general, and The Nasdaq National Market and technology companies in particular, have experienced extreme price and volume fluctuations. These trading prices and valuations may not be sustainable. These broad market and industry factors may decrease the market price of our common stock, regardless of our actual operating performance. In the past, following periods of volatility in the overall market and the market price of a company’s securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

Our management team may invest or spend the net proceeds of this offering we receive in a manner with which you may not agree or which may not yield a return.

Management will have broad discretion over a portion of the net proceeds we receive from this offering. We will not receive any of the net proceeds from the sale of shares of our common stock by our selling stockholders. We intend to use approximately $25.6 million of the net proceeds we receive to repay our outstanding debt. The remaining portion of the net proceeds we receive will be used for general corporate purposes, including working capital and capital expenditures. We may use a portion of the net proceeds we receive to acquire or invest in complementary businesses or products or to obtain the right to use complementary technologies. We have not reserved or allocated specific amounts for these purposes, and we cannot specify with certainty how we will use the net proceeds we receive. Accordingly, our management will have considerable discretion in the application of the net proceeds we receive, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. The net proceeds we receive may be used for corporate purposes that do not increase our operating results or market value. Until the net proceeds we receive are used, they may be placed in investments that do not produce income or that lose value.

Future sales of our common stock in the public market could cause our stock price to fall.

Sales of our common stock in the public market after this offering, or the perception that such sales might occur, could cause the market price of our common stock to decline. Upon completion of this offering, we will have 23,257,835 shares of common stock outstanding and 1,783,305 shares subject to unexercised options that are fully vested. Of these shares,

•	6,318,595 shares will be eligible for resale immediately following the completion of this offering; and

•	18,722,545 shares will be available for sale 180 days after the completion of this offering following the expiration of lock-up agreements the underwriters have entered into with the holders of our common stock, subject to certain volume limitations. For more information on the volume limitations, see “Shares Eligible for Future Sale.”

Any or all of the shares subject to the lock-up agreements may be released prior to expiration of the lock-up period at the discretion of Needham & Company, Inc. To the extent shares are released before the expiration of the lock-up period and these shares are sold into the market, the market price of our common stock could decline.

Purchasers in this offering immediately will experience substantial dilution in net tangible book value of their shares.

The initial public offering price of our common stock in this offering is considerably more than the net tangible book value per share of our outstanding common stock. Given that our common stock has in the past been sold at prices substantially lower than the initial public offering price that you will pay, you will suffer immediate dilution of $7.18 per share in pro forma net tangible book value, based on an assumed initial offering price of $13.00 per share of common stock, which is the midpoint of our expected offering range. If all of our options outstanding as of March 31, 2004 were exercised as of the completion of this offering, the dilution in pro forma net tangible book value to new investors would increase to $7.40 per share.

Delaware law and our corporate charter and bylaws contain anti-takeover provisions that could delay or discourage takeover attempts that stockholders may consider favorable.

Provisions in our certificate of incorporation and bylaws may have the effect of delaying or preventing a change of control or changes in our management. These provisions include the following:

•	the establishment of a classified board of directors requiring that not all directors be elected at one time;

•	a majority of our directors are required to be independent;

•	the ability of our board of directors to increase or decrease the size of our board of directors without stockholder approval;

•	the ability of our board of directors to fill vacancies on the board of directors created by the death, resignation or incapacity of a director or the enlargement of the board of directors without stockholder approval;

•	the prohibition of cumulative voting in the election of directors which would otherwise allow less than a majority of stockholders to elect director candidates;

•	advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted upon at a stockholders’ meeting;

•	the ability of our board of directors to alter our bylaws without obtaining stockholder approval;

•	the ability of the board of directors to issue and designate the rights of, without stockholder approval, up to 5,000,000 shares of preferred stock, which rights could be senior to those of common stock;

•	the elimination of the right of stockholders to call a special meeting of stockholders and to take action by written consent; and

•	so long as a single or related group of stockholders own at least one-third of our outstanding common stock, a transaction between us and any person or entity in which such stockholder or stockholders have a material interest, if required under applicable federal and state law and/or Nasdaq rules to be approved by our stockholders, will require approval of a majority of the outstanding shares not held by such interested stockholders present in person or by proxy at the meeting of stockholders held with respect to such transaction.

In addition, because we are reincorporating in Delaware, we will be governed by the provisions of Section 203 of the Delaware General Corporation Law, or Delaware law. These provisions may prohibit large stockholders, in particular those owning 15% or more of our outstanding voting stock, from merging or combining with us. These provisions in our charter, bylaws and under Delaware law could discourage potential takeover attempts and could reduce the price that investors might be willing to pay for shares of our common stock in the future and result in the market price being lower than it would without these provisions.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve risks and uncertainties. The forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

•	our expectations regarding our expenses and sales and operations;

•	our anticipated cash needs and our estimates regarding our capital requirements and our needs for additional financing;

•	benefits of our China operations, if any;

•	plans for future products and services and for enhancements of existing products and services;

•	our anticipated growth strategies;

•	our ability to attract customers;

•	sources of net sales;

•	our intellectual property rights; and

•	anticipated trends and challenges in our business and the markets in which we operate.

In some cases, you can identify forward-looking statements by terms such as “may,” “might,” “will,” “intend,” “should,” “could,” “can,” “would,” “expect,” “believe,” “estimate,” “predict,” “potential,” “plan,” or the negative of these terms, and similar expressions intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. We discuss many of these risks in this prospectus in greater detail under the heading “Risk Factors.” Also, these forward-looking statements represent our estimates and assumptions only as of the date of this prospectus. Except as required by federal securities laws, we do not intend to update any forward-looking statements, whether as a result of new information, future events or otherwise.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

This prospectus contains statistical data that we obtained from industry publications. These publications generally indicate that they have obtained their information from sources believed to be reliable, but do not guarantee the accuracy or completeness of the information. Although we believe that the industry publications are reliable, we have not independently verified their data.

USE OF PROCEEDS

We expect that the net proceeds we will receive from the sale of the shares of common stock offered by us will be approximately $58,950,000 based on an assumed initial public offering price of $13.00 per share, which is the midpoint of our expected offering range, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of shares of our common stock by our selling stockholders. We currently intend to use approximately $25.6 million of the net proceeds of this offering we receive to repay amounts outstanding as of May 31, 2004 under our loan agreements and the remainder for general corporate purposes, including working capital and capital expenditures, including expenditures of approximately $4.7 million related to the construction of MFC 2, our second manufacturing facility in China.

Subsequent to September 30, 2003, but prior to the date of this prospectus, we borrowed $16.0 million from Norddeutsche Landesbank Girozentrale, or Norddeutsche, and $6.6 million from Shanghai Pudong Development Bank, and used the proceeds for working capital, further investments in MFC 2 and repayment of our outstanding loan with General Electric Business Asset Funding Corporation, or GE Capital, in its entirety. As a result, as of March 31, 2004, we no longer had any outstanding debt to GE Capital and our outstanding borrowings to Norddeutsche had increased to $16.0 million. We entered into our line of credit with Norddeutsche in November 2003. Prior to drawing on our line of credit with Norddeutsche to repay our debt to GE Capital, we had drawn approximately $5.0 million on our line of credit that has been used in connection with the construction of MFC 2.

At May 31, 2004, our outstanding borrowings were approximately $25.6 million, as follows:

Lender	Amount Outstanding	Interest Rate	Maturity Date for Outstanding Draws
Norddeutsche Landesbank Girozentrale	$16.0 million	SIBOR + 1.4%	June to July 2004
Shanghai Pudong Development Bank	$6.6 million	LIBOR + 0.4%	June to November 2004
Bank of China	$3.0 million	LIBOR + 0.4%	June 2004

The maturity dates for outstanding draws under each of these loan facilities are subject to extension at our option for varying periods of one to six months. LIBOR refers to the periodic interest rate charged by major international banks to borrow U.S. Dollars in the London money market. SIBOR refers to the periodic interest rate charged by international banks to borrow U.S. Dollars in the Singapore money market.

In addition, we may use a portion of the net proceeds to acquire complementary businesses or products or to obtain the right to use complementary technologies. We have no commitments with respect to any acquisition.

Pending use of the net proceeds as described above, we intend to invest the net proceeds of this offering we receive in short-term, interest-bearing, investment-grade securities.

DIVIDEND POLICY

We have never declared or paid dividends on our capital stock and do not anticipate paying dividends in the foreseeable future. We currently intend to retain our earnings, if any, for the growth and development of our business.

CAPITALIZATION

The following table describes our capitalization as of March 31, 2004:

•	on an actual basis;

•	on an as adjusted basis to give effect to the sale of 5,000,000 shares of common stock in this offering by us at an assumed initial public offering price of $13.00 per share, which is the midpoint of our expected offering range, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us; and

•	on an as adjusted basis to give effect to the application of a portion of the net proceeds to repay our outstanding debt obligations and otherwise as described in “Use of Proceeds.”

You should read this table together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes appearing elsewhere in this prospectus.

	March 31, 2004
	Actual	As Adjusted
	(in thousands, except share data)
Cash and cash equivalents	$9,147	$44,495

Short-term debt	23,602	—

Long-term debt, less current portion	—	—

Stockholders’ equity:
Preferred stock, par value $0.0001; 5,000,000 shares authorized; no shares issued and outstanding, actual and as adjusted	—	—
Common stock, par value $0.0001; 150,000,000 shares authorized; 18,257,835 shares issued and outstanding, actual; 23,257,835 shares issued and outstanding, as adjusted	2	2
Additional paid-in capital	44,476	103,426
Unearned deferred compensation	—	—
Accumulated other comprehensive loss	(91)	(91)
Retained earnings	34,167	34,211

Total stockholders’ equity	78,554	137,504

Total capitalization	$78,554	$137,504

The actual and as adjusted information set forth in the table excludes:

•	1,783,305 shares of common stock issuable upon the exercise of stock options outstanding as of March 31, 2004 at a weighted average exercise price of $3.02 per share;

•	2,876,400 shares of common stock available for future issuance under our stock option plan following the completion of this offering; and

•	an additional $2.0 million that we borrowed subsequent to March 31, 2004, which amount we intend to repay with a portion of the net proceeds of this offering.

DILUTION

Our net tangible book value as of March 31, 2004 was approximately $78.5 million, or $4.30 per share of common stock. Our net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the number of shares of common stock outstanding. Dilution in pro forma net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the pro forma net tangible book value per share of common stock immediately after completion of this offering on a pro forma as adjusted basis. After giving effect to the sale of the 5,000,000 shares of common stock by us at an assumed initial public offering price of $13.00 per share, which is the midpoint of our expected offering range, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value as of March 31, 2004 would have been $135.4 million, or $5.82 per share of common stock. This represents an immediate increase in net tangible book value of $1.52 per share of common stock to existing common stockholders and an immediate dilution in pro forma net tangible book value of $7.18 per share to new investors purchasing shares of common stock in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$13.00

Net tangible book value per share as of March 31, 2004	$4.30
Increase in net tangible book value per share attributable to new investors	1.52

Pro forma net tangible book value per share after this offering		5.82

Dilution in pro forma net tangible book value per share to new investors		$7.18

If all of our options outstanding as of March 31, 2004 were exercised as of the completion of this offering, the dilution in pro forma net tangible book value per share to new investors would increase to $7.40.

The following table summarizes as of March 31, 2004, on the basis described above, the number of shares of common stock purchased from us, the total consideration paid and the average price per share paid by existing and new investors purchasing shares of common stock in this offering, before deducting the estimated underwriting discounts and commissions and estimated offering expenses.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	18,257,835	78.5%	$31,600,000	32.7%	$1.73
New investors	5,000,000	21.5	65,000,000	67.3	13.00

Total	23,257,835	100.0%	$96,600,000	100.0%

The table above assumes no exercise of any outstanding stock options. As of March 31, 2004, there were 1,783,305 shares of common stock issuable upon exercise of outstanding stock options at a weighted average exercise price of $3.02 per share. The exercise prices of the outstanding options are significantly below the assumed initial offering price; therefore, new investors will suffer additional dilution if and when these options are exercised. If all of our outstanding options were exercised as of the completion of this offering, assuming no exercise of the underwriters’ over-allotment option, the shares purchased from us by new investors would represent 20% of our outstanding common stock and the proceeds we receive from new investors would represent 64% of the total consideration, we have received for all of our common stock outstanding after this offering. Please see “Management—Equity Compensation Plans” for further information regarding our equity incentive plans.

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

The selected consolidated statements of operations data for each of the three fiscal years in the period ended September 30, 2003 and the selected consolidated balance sheet data as of September 30, 2002 and 2003 are derived from our audited consolidated financial statements which are included elsewhere in this prospectus. The selected consolidated statements of operations data for the fiscal years ended September 30, 1999 and 2000 and the selected consolidated balance sheet data as of September 30, 1999, 2000 and 2001 are derived from audited consolidated financial statements not included in this prospectus. The selected consolidated statements of operations data for the six months ended March 31, 2003 and 2004 and the selected consolidated balance sheet data as of March 31, 2004 are derived from unaudited consolidated financial statements that are included elsewhere in this prospectus. The unaudited consolidated financial data have been prepared on the same basis as the audited consolidated financial statements contained in this prospectus and include all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and results of operations for the periods presented. Historical results are not necessarily indicative of the results to be expected in the future, and results of interim periods are not necessarily indicative of results for the entire year.

	Years Ended September 30,					Six Months Ended March 31,
	1999	2000	2001	2002	2003	2003	2004
	(in thousands, except share and per share data)
Consolidated Statements of Operations Data:
Net sales	$51,337	$102,115	$84,640	$110,537	$129,415	$63,989	$109,966
Cost of sales	32,406	72,611	66,024	90,553	107,418	51,935	88,695

Gross profit	18,931	29,504	18,616	19,984	21,997	12,054	21,271

Operating expenses:
Sales and marketing	3,559	5,582	4,895	4,880	5,621	2,680	3,778
General and administrative	5,147	7,421	6,429	7,254	8,669	4,186	5,673

Total operating expenses	8,706	13,003	11,324	12,134	14,290	6,866	9,451

Operating income	10,225	16,501	7,292	7,850	7,707	5,188	11,820
Interest expense, net	140	569	254	100	310	116	378
Other (income) expense, net	94	(7)	41	189	525	264	259

Income before provision for income taxes	9,991	15,939	6,997	7,561	6,872	4,808	11,183
Provision for income taxes	(3,878)	(6,290)	(2,221)	(2,594)	(2,295)	(1,605)	(3,281)

Net income	$6,113	$9,649	$4,776	$4,967	$4,577	$3,203	$7,902

Net income per share
Basic	$0.52	$0.82	$0.41	$0.42	$0.39	$0.27	$0.45

Diluted	$0.52	$0.82	$0.41	$0.42	$0.38	$0.27	$0.42

Shares used in computing net income per share
Basic	11,720,295	11,720,295	11,720,295	11,720,295	11,720,295	11,720,295	17,724,885

Diluted	11,763,885	11,763,885	11,763,885	11,763,885	11,978,610	11,953,962	18,659,958

Other Financial Data:
Depreciation and amortization	$1,243	$1,789	$2,484	$2,809	$4,378	$2,092	$2,938

	September 30,					March 31,
	1999	2000	2001	2002	2003	2004
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$790	$274	$1,336	$4,349	$5,211	$9,147
Restricted cash	—	538	430	118	254	254
Working capital	8,554	12,187	17,086	17,268	17,656	22,920
Total assets	30,036	53,033	52,194	59,793	98,729	134,426
Short-term debt	244	7,051	805	500	5,338	23,602
Long-term debt, less current portion	—	—	—	—	4,358	—
Total stockholders’ equity	20,284	30,822	35,824	40,791	45,486	78,552

The following table presents the impact to net income per share for the application of a portion of net proceeds used to repay our outstanding debt obligations as described in “Use of Proceeds.” The table excludes an additional $2.0 million that we borrowed subsequent to March 31, 2004, which amount we intend to repay with a portion of the net proceeds of this offering.

	Year Ended September 30, 2003		Six Months Ended March 31, 2004
	Total Shares	Weighted Average	Total Shares	Weighted Average
	(in thousands, except share and per share data)
Pro Forma Calculation
Shares, as reported		11,720,295		17,724,885
Additional—
December 2002	365,955	289,714	—	—
June 2003	238,095	128,968	238,095	238,095
September 2003	165,480	13,790	—	—
October—December 2003		—	365,310	330,615
December 2003—February 2004		—	1,269,840	542,325

Shares, as adjusted		12,152,767		18,835,920

Adjustment to net income
As reported		$4,577		$7,902
Add: interest paid		57		298
Less: tax effect		(18)		(87)

As adjusted		$4,616		$8,114

Pro forma earnings per share—basic		$0.38		$0.43

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion contains predictions, estimates and other forward-looking statements that involve a number of risks and uncertainties, including those discussed under “Risk Factors” and elsewhere in this prospectus. These risks could cause our actual results to differ materially from any future performance suggested below. We undertake no obligation to update these forward-looking statements to reflect events or circumstances arising after the date of this prospectus. You should read this discussion together with the financial statements, related notes and other financial information included elsewhere in this prospectus.

Overview

We are a worldwide provider of flexible printed circuit boards and component assemblies to original equipment manufacturers, or OEMs, to electronics manufacturing services, or EMS, providers and to display manufacturers in the electronics industry. We offer customized flexible printed circuit applications and services ranging from design and application engineering, prototyping and high-volume manufacturing to turnkey component assembly and testing. We focus on portions of the electronics market where reduced packaging size and functionality dictate the need for flexible printed circuits and flexible printed circuit component assemblies, such as mobile phones and smart mobile devices, portable bar code scanners, personal digital assistants, power supplies and consumable medical sensors.

From inception in 1984 until 1989, we were engaged primarily in the manufacturing of flexible printed circuits for military and aerospace applications. In early 1990, we began to develop the concept of attaching components on flexible printed circuits for Motorola. Through these early efforts, we developed the concept of the value-added approach with respect to integrating our design engineering expertise with our component assembly capabilities. This strategy has enabled us to capitalize on two trends over the course of the 1990s: the outsourcing by OEMs of their manufacturing needs and the shift of manufacturing facilities outside of the United States. In 1994, we formed a wholly owned Chinese subsidiary, Multi-Fineline Electronix (Suzhou) Co., Ltd., or MFC 1, to better serve customers that have production facilities in Asia and provide a cost-effective, high-volume production platform for the manufacture of our products. MFC 1 provides a complete range of capabilities and services to support our global customer base, including design engineering and high-volume production of single-sided, double-sided and multi-layer flexible printed circuits and component assemblies. In fiscal 2002, we formed a second wholly owned subsidiary in China, Multi-Fineline Electronix (Suzhou No. 2) Co., Ltd., or MFC 2, to further expand our flexible printed circuit manufacturing and assembly capacity. We anticipate completing construction of MFC 2 in summer 2004.

Net Sales

We design and manufacture our products to customer specifications. We engage the services of 17 non-exclusive sales representatives to provide customer contacts and market our products directly to our global customer base. Eleven of these sales representatives are located throughout the United States. We also have one sales representative in each of Canada, Europe, Taiwan, Japan, Korea and China. The variety of products our customers manufacture are referred to as programs. The majority of our sales are to customers outside of the United States. Sales volumes may be impacted by customer program and product mix changes and delivery schedule changes imposed on us by our customers. All sales from our Anaheim, California facilities are denominated in U.S. Dollars. All sales from our China facilities are denominated in U.S. Dollars for sales outside China or Chinese Renminbi for sales made in China.

Cost of Sales

Cost of sales consists of four major categories: material, overhead, labor and purchased process services. Material cost relates primarily to the purchase of copper foil, polyimide substrates and electronic components.

Overhead costs include all materials and facilities associated with manufacturing support, processing supplies and expenses, support personnel costs, utilities, amortization of facilities and equipment and other related costs. Labor cost represents the cost of personnel related to the manufacture of the completed product. Purchased process services relate to the subcontracting of specific manufacturing processes to outside contractors. Cost of sales may be impacted by capacity utilization, manufacturing yields, product mix and production efficiencies. Also, we may be subject to increased costs as a result of changing material prices because we do not have long-term fixed supply agreements.

Sales and Marketing Expense

Sales and marketing expense includes commissions paid to sales representatives, personnel-related costs associated with our customer division support groups and expenses for overseas sales support, trade show and promotional and marketing brochures. We expect our sales and marketing expense to increase in absolute dollars as we hire additional personnel to expand our marketing efforts and pay increased sales commissions on higher net sales volumes.

General and Administrative Expense

General and administrative expense primarily consists of salaries and benefits of administrative, finance, human resources, regulatory, information services and executive personnel and other expenses related to external accounting, legal and professional expenses, business insurance, management information systems, travel and entertainment and other corporate office expenses. We anticipate that general and administrative expense will increase in absolute dollars as we hire additional personnel and incur costs related to the anticipated growth of our company and our operations as a public company.

Interest Expense, Net

Interest expense, net, consists of interest income earned on cash and cash equivalents balances and interest incurred on our lines of credit and loans payable. In the near term, we expect net interest expense to decline as a result of the use of a portion of the net proceeds we receive from this offering to pay off our outstanding obligations.

Other (Income) Expense

Other income and expense consists primarily of income or loss on our investment in Mind Wurx LLC, or Mind Wurx. In April 2002, we agreed to provide Mind Wurx with advances to fund its operations and use of our facilities and personnel support in exchange for 15% of its equity. Due to our ability to significantly influence the operations of Mind Wurx, we accounted for this investment under the equity method of accounting. We terminated our agreements with Mind Wurx in their entirety in March 2004; however, we have retained our 15% ownership interest.

Provision for Income Taxes

We record a provision for income taxes based on the statutory rates applicable in the countries we do business, subject to any tax holiday periods granted by the respective governmental authorities. The provision for income taxes represents the income taxes payable plus the changes in deferred tax assets and liabilities.

Critical Accounting Policies and Estimates

This “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of consolidated financial statements requires that we make estimates and judgments that affect the reported amounts of assets, liabilities, net sales and expenses and related disclosures. On an ongoing basis, we evaluate our estimates, including those related to inventories, income taxes, accounts receivable allowances and warranty. We base our estimates on historical experience, performance metrics and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results will differ from these estimates under different assumptions or conditions.

We apply the following critical accounting policies in the preparation of our consolidated financial statements:

•	Revenue Recognition. Revenues are generated from the sale of flexible printed circuit boards, which are sold to OEMs, subcontractors and EMS providers to be included in other electronic products. We recognize revenue when there is persuasive evidence of an arrangement with the customer that states a fixed or determinable sales price, delivery of the product has occurred in accordance with the terms of the sale and collectibility of the related account receivable is reasonably assured. Our remaining obligation to customers after delivery is limited to our warranty obligations on our product.

•	Inventories. We value our inventory at the lower of the actual cost to purchase and/or manufacture the inventory or the current estimated market value of the inventory. We regularly review our inventory and record a provision for excess or obsolete inventory based primarily on historical usage and our estimate of expected and future product demand. Our estimates of future product demand will differ from actual demand; therefore, our estimates of the provision required for excess and obsolete inventory may increase, which we will record in the period such determination was made.

•	Income Taxes. We determine if our deferred tax assets and liabilities are realizable on an ongoing basis by assessing our need for a valuation allowance and by adjusting the amount of such allowance, as necessary. In the determination of any valuation allowance, we have considered future taxable income and the feasibility of tax planning initiatives. If we determine that it is more likely than not that we will realize certain of our deferred tax assets for which we previously provided a valuation allowance, an adjustment would be required to reduce the existing valuation allowance. Conversely, if we determine that we would not be able to realize our recorded net deferred tax asset, an adjustment to increase the valuation allowance would be charged to our results of operations in the period such conclusion was reached. In addition, we operate within multiple domestic and foreign taxing jurisdictions and are subject to audit in these jurisdictions. These audits can involve complex issues, which may require an extended period of time for resolution. Although we believe that adequate consideration has been made for such issues, it is possible that the ultimate resolution of such issues could be significantly different than originally estimated.

•	Accounts Receivable Allowance. We perform ongoing credit evaluations of our customers and adjust credit limits and their credit worthiness, as determined by our review of the current credit information. We continuously monitor collections and payments from our customers and maintain an allowance for doubtful accounts based on our historical experience, our anticipation of uncollectible amounts and any specific customer collection issues that we have identified. While our credit losses historically have been within our expectations and the allowance provided, we might not continue to experience the same credit loss rates that we have in the past. The majority of our receivables are concentrated in relatively few customers; therefore, a significant change in the liquidity or financial position of any one customer could make it more difficult for us to collect our accounts receivable and require us to increase our allowance for doubtful accounts.

•	Warranty Reserves. We provide a 60-day warranty on our products. We provide a warranty reserve for the estimated cost of product warranties at the time the net sales are recognized. While we engage in quality programs and processes, up to and including the final product, our warranty obligation is affected by product failure rates, the cost of the failed product and the inbound and outbound freight costs incurred in replacing defective parts. We continuously monitor and analyze product returns for warranty and maintain a reserve for the related warranty costs based on historical experience and assumptions. If actual failure rates and the resulting cost of replacement exceed our historically based estimates, revisions to the estimated warranty reserve would be required.

Results of Operations

The tables presented below, which compare our results of operations from one period to another, present the results for each period, the change in those results from one period to another in U.S. Dollars and as a percentage change and the results for each period as a percentage of net sales. The columns present the following information:

•	The first two data columns in each table reflect the actual results for each period presented.

•	The columns entitled “Period Over Period Change” and “Period Over Period Change Percentage” show the change of results, both in U.S. Dollars and percentages. These two columns show favorable changes as a positive and unfavorable changes as a negative. For example, when our net sales increase from one period to the next, that change is shown as a positive number in both columns. Conversely, when expenses increase from one period to the next, that change is shown as a negative number in both columns.

•	The last two columns in each table reflect the results for each period as a percentage of net sales.

Comparison of the Six Months Ended March 31, 2003 and 2004

	Six Months Ended March 31, (unaudited)		Period Over Period Change	Period Over Period Percentage Change	Results as Percentage of Net Sales For the Six Months Ended March 31,
	2003	2004	Favorable (unfavorable)	Favorable (unfavorable)	2003	2004
	(in thousands)
Net sales	$63,989	$109,966	$45,977	71.9%	100.0%	100.0%
Cost of sales	51,935	88,695	(36,760)	(70.8)	81.2	80.7

Gross profit	12,054	21,271	9,217	76.5	18.8	19.3

Operating expenses:
Sales and marketing	2,680	3,778	(1,098)	(41.0)	4.2	3.4
General and administrative	4,186	5,673	(1,487)	(35.5)	6.5	5.2

Total operating expenses	6,866	9,451	(2,585)	(37.6)	10.7	8.6

Operating income	5,188	11,820	6,632	127.8	8.1	10.7
Interest expense, net	116	378	(262)	(225.9)	0.2	0.2
Other expense, net	264	259	5	1.9	0.4	0.3

Income before provision for income taxes	4,808	11,183	6,375	132.6	7.5	10.2
Provision for income taxes	(1,605)	(3,281)	(1,676)	(104.4)	(2.5)	(3.0)

Net income	$3,203	$7,902	$4,699	146.7%	5.0%	7.2%

Net Sales.    The increase of $46.0 million was attributable primarily to $45.4 million in net sales to the wireless telecommunications sector which accounted for approximately 84% of net sales for the six months ended March 31, 2004 versus 73% for the comparable period in the prior year. Increased wireless sales were attributable to the transition to “flip-phone” style models, which utilize flexible circuitry, and the added level of phone features, which utilize additional flex circuits per phone. The competitive global environment has limited product price increases; accordingly, net sales growth was attributable to increased unit volumes shipped. Industrial customer sales, our second largest sector, declined in percentage to 9% of net sales versus 16% for the comparable period in the prior year. These net sales declined by $500,000 due to the expiration of programs related to bar code scanners and industrial data storage devices. Net sales to our personal digital assistant sector increased by 50% to $2.0 million as a result of increased unit volumes; however, such sales remained at approximately 2% of net sales. Period to period activity in other sectors was relatively unchanged or slightly down from the comparable period in the prior year. Future net sales growth in addition to increased unit volume shipments is expected to be favorably impacted by sales value premiums attributable to more advanced technology and more complex printed circuit designs.

Cost of Sales and Gross Profit.    Cost of sales as a percentage of net sales for the six months ended March 31, 2004 remained at 81%, relatively unchanged from the comparable period in the prior year. Increases in the material cost percentage of sales were offset by favorable declines in labor and overhead cost percentages. The increase in material costs is due primarily to the growth in net sales volume and the value added assembly portion of our business, which carries a higher material cost of sales content, partially offset by improvements in production yields. Labor and overhead spending increased as a result of headcount additions and increases in infrastructure and support overhead in line with the increased net sales volumes but increased costs were partially offset by productivity and yield improvements realized on high-volume programs.

As a percentage of sales, gross profit remained relatively unchanged at 19%. Gross profit increased to $21.3 million for the six months ended March 31, 2004 from $12.1 million for the comparable period of the prior year, mainly as a result of the increased net sales volumes.

Sales and Marketing Expense.    Sales representatives’ commissions and other sales related expense increased to $2.0 million for the six months ended March 31, 2004 from $1.2 million in the prior year, primarily due to higher revenue. As a percent of sales, commissions remained relatively unchanged at approximately 2% primarily due to lower commission rates paid on new high-volume programs. Compensation and benefit expense increased to $1.8 million for the six months ended March 31, 2004 from $1.4 million in the comparable period in the prior year, an increase of 29%, primarily as the result of headcount additions to support the increased business volume and wage increases. As a percentage of sales, compensation and benefit expense remained relatively unchanged at 2% primarily due to the leveraging of expense over increased net sales.

General and Administrative Expense.    As a percentage of net sales, general and administrative expense decreased to 5% for the six months ended March 31, 2004 versus 7% for the comparable period in the prior year, primarily due to the leveraging of expense over increased net sales. The $1.5 million increase in general and administrative expense was primarily attributable to increases in compensation and benefits expense of $985,000 due to headcount increases in China and increases in bonus, vacation and health insurance expenses in the United States. General and administrative expense was also higher due to increased audit and tax fees of $246,000.

Interest Expense, Net.    Net interest expense increased to $378,000 for the six months ended March 31, 2004 from $116,000 in the prior year, an increase of 226%. The increase in interest expense, net, was primarily due to the interest expense incurred on the GE Capital loan attributable to the loan installments paid during the period from October 2003 through January 2004 and an interest penalty of $181,000 resulting from the early repayment of the debt in February 2004. Higher interest expense was also attributable to $19,000 of interest accrued on the advances from Wearnes Technology Pte. Ltd. and interest expense on higher average borrowings during the first six months ended March 31, 2004 versus the comparable period in the prior year.

Other Expense, Net.    Net other expense decreased to $259,000 for the six months ended March 31, 2004 from $264,000 for the comparable period in the prior year. The principal component of each period was the loss from our equity investment in Mind Wurx. The loss from equity investment was $205,000 for each of the six months ended March 31, 2004 and the comparable period in the prior year.

Income Taxes.    The effective tax rate for the six months ended March 31, 2004 was 29% versus 33% for the comparable period of the prior year. The lower effective tax rate was due primarily to the expected higher percentage of China generated pre-tax income for fiscal 2004, which is taxed at a lower rate, to total expected pre-tax income during the current versus the prior period.

Comparison of the Years Ended September 30, 2002 and 2003

	Years Ended September 30,		Period Over Period Change	Period Over Period Percentage Change	Results as Percentage of Net Sales For the Year Ended September 30,
	2002	2003	Favorable (unfavorable)	Favorable (unfavorable)	2002	2003
	(in thousands)
Net sales	$110,537	$129,415	$18,878	17.1%	100.0%	100.0%
Cost of sales	90,553	107,418	(16,865)	(18.6)	81.9	83.0

Gross profit	19,984	21,997	2,013	10.1	18.1	17.0

Operating expenses:
Sales and marketing	4,880	5,621	(741)	(15.2)	4.4	4.3
General and administrative	7,254	8,669	(1,415)	(19.5)	6.6	6.7

Total operating expenses	12,134	14,290	(2,156)	(17.8)	11.0	11.0

Operating income	7,850	7,707	(143)	(1.8)	7.1	6.0
Interest expense, net	100	310	(210)	(210.0)	0.1	0.3
Other expense, net	189	525	(336)	(176.3)	0.2	0.4

Income before provision for income taxes	7,561	6,872	(689)	(9.1)	6.8	5.3
Provision for income taxes	(2,594)	(2,295)	299	11.5	(2.3)	(1.8)

Net income	$4,967	$4,577	$(390)	(7.9)%	4.5%	3.5%

Net Sales.    Approximately $17.8 million of the increase in net sales was attributable to increased demand in the wireless telecommunications sector, which accounted for approximately 75% of net sales in fiscal 2003 versus 72% in fiscal 2002, and not to price increases as the competitive global environment has experienced limited product price increases. Improved net sales were the result of increased unit volume shipments and the transition to “flip-phone” style mobile devices that require flexible printed circuitry and added levels of phone features, which in turn require additional flexible printed circuits per phone. Sales in our industrial sector increased by approximately $2.4 million and accounted for 13% of net sales in fiscal 2003 and 14% in the prior year. These favorable trends were offset by declines in sales to our tape and disk drive customers. The personal digital assistant, network telecommunications and power transmission sectors all remained relatively unchanged from the prior year levels.

Cost of Sales and Gross Profit.    Cost of sales as a percentage of net sales increased to 83% from 82% for the prior year. Increased business volumes required facility and infrastructure expansion in both the United States and China. The need to produce a high-volume program at our Anaheim facility that was originally intended for production in China required an increase in headcount at higher labor rates than China and resulted in additional labor costs of $1.1 million due to the higher average hourly rate. High-volume programs, which potentially involve quantities in the millions, must be competitively priced and are normally scheduled for offshore production in order to take advantage of the lower offshore cost structure. Total overhead costs increased as a result of headcount and infrastructure increases to support the additional business volumes. Total overhead compensation and benefits expense increased $3.2 million in fiscal 2003 versus the prior year due to headcount increases. Depreciation expense increased by $1.6 million as the result of increased capital expenditures for new equipment. Freight, duty and VAT expense increased $1.3 million as a result of increased transfer of product between our Anaheim and China operations. Increased manufacturing output resulted in an increase in manufacturing expenses of $872,000.

Gross profit increased to $22.0 million for the fiscal year ended 2003 from $19.9 million for the prior year. As a percentage of sales, gross profit decreased to 17% from 18% for the prior year. The decrease in gross profit percentage was caused primarily by the increased cost of component material included on the flexible circuits. The rapid growth of new Motorola programs also had an adverse impact on production yields, which increased total cost of sales and higher labor costs as a result of producing a high-volume fine-line program at our Anaheim facilities. Gross profit realized on the production of flexible printed circuit assemblies depends on the level of components included on the flexible printed circuit, the complexity of flexible printed circuit design, the stage in program life cycle and production yields. Production yields are expected to improve as programs reach stable production levels. We expect gross profit to increase in the second and third quarters of fiscal 2004 as production levels for newer programs reach optimum volumes and the manufacturing process stabilizes, including the transfer of programs to MFC 2.

Sales and Marketing Expense.    Sales representatives’ commissions increased to $2.5 million in fiscal 2003 from $2.2 million in the prior year on the higher net sales volumes. As a percentage of net sales, commissions remained relatively unchanged at 2% in fiscal 2003 from the prior year due to lower average commission rates paid on larger high-volume programs. Compensation and benefits expense increased to $3.1 million in fiscal 2003 from $2.7 million in the prior year, primarily as the result of headcount additions to support the increased business volume and wage increases. As a percentage of net sales, compensation and benefits expense decreased to 2% in fiscal 2003 from 3% in the prior year, primarily due to the leveraging of expense over the increased net sales.

General and Administrative Expense.    As a percentage of net sales, administrative expense remained unchanged at approximately 7%. General and administrative expense increased primarily as a result of increased compensation and benefits expense from headcount additions of $425,000, enterprise resource planning, or ERP, system training expense of $271,000, increases in office and telephone expenses of $189,000 and insurance expense of $52,000 (as a result of premium and coverage increases and expanded coverage) due to increased business activity.

Interest Expense, Net.    The $210,000 increase in net interest expense in fiscal 2003 was primarily due to payments on the GE Capital loan of $127,000 incurred in connection with the purchase of our headquarters facility in Anaheim, California and $65,000 in interest accrued on advances from Wearnes Technology Pte. Ltd.

Other Expense, Net.    The principal component in fiscal 2003 was a $441,000 loss from our investment in Mind Wurx, whereas the principal component in the prior year was a $189,000 loss from our investment in Mind Wurx.

Income Taxes.    The effective tax rate for fiscal 2003 was 33% compared to 34% for the prior year. The lower effective tax rate is due primarily to the higher percentage of China generated pre-tax income, which is taxed at a lower rate, to total pre-tax income during the current versus the prior year. We had no tax liability in China for the first quarter of fiscal 2002.

Comparison of the Years Ended September 30, 2001 and 2002

	Years Ended September 30,		Period Over Period Change	Period Over Period Percentage Change	Results as Percentage of Net Sales For the Year Ended September 30,
	2001	2002	Favorable (unfavorable)	Favorable (unfavorable)	2001	2002
	(in thousands)
Net sales	$84,640	$110,537	$25,897	30.6%	100.0%	100.0%
Cost of sales	66,024	90,553	(24,529)	(37.2)	78.0	81.9

Gross profit	18,616	19,984	1,368	7.3	22.0	18.1

Operating expenses:
Sales and marketing	4,895	4,880	15	0.3	5.8	4.4
General and administrative	6,429	7,254	(825)	(12.8)	7.6	6.6

Total operating expenses	11,324	12,134	(810)	(7.2)	13.4	11.0

Operating income	7,292	7,850	558	(7.6)	8.6	7.1
Interest expense, net	254	100	154	60.6	0.3	0.1
Other expense, net	41	189	(148)	(361.0)	0.0	0.2

Income before provision for income taxes	6,997	7,561	564	8.1	8.3	6.8
Provision for income taxes	(2,221)	(2,594)	(373)	(16.8)	(2.6)	(2.3)

Net income	$4,776	$4,967	$191	4.0%	5.7%	4.5%

Net Sales.    The $25.9 million increase in net sales in fiscal 2002 compared to fiscal 2001 was attributable primarily to an increase of $43.8 million in the wireless telecommunications sector offset by declines of $6.6, $7.0 million and $3.6 million in the power supply products, personal digital assistant and network telecommunications sectors. Net sales for fiscal 2001 were affected adversely by the general decline in customer demand within the electronics industry and the overall decline in the global economy. Network telecommunications and related supply chain customers were impacted adversely by the general business decline that began in late 2000, thereby leaving many OEMs with exceedingly high inventory levels due to the overestimation of customer demand. In addition, customer-requested delays for delivery of product and cancellations of programs had a negative impact on our sales for fiscal 2001. During fiscal 2002, many major OEMs were able to utilize much of their excess inventories or they designed new programs; consequently, some of our customers started to place new orders and to authorize the release of orders for shipments previously delayed at their request. Companies in some sectors, such as network telecommunications, continued efforts to liquidate excess inventories. During this period, wireless telecommunications activity remained strong. Beginning in fiscal 2001, we expanded our operations to include the acceptance of orders at MFC 1, which allowed multinational customers with facilities in China to source their flexible printed circuit assembly product needs domestically. As a result, we obtained new programs for China production from our customers in fiscal 2002.

Cost of Sales and Gross Profit.    Cost of sales as a percentage of net sales increased to 82% from 78% for the prior year. The increase was due primarily to the increase in material costs, which increased to $55.0 million in fiscal 2002 from $37.1 million in the prior year, an increase of 48%, on a net sales increase of 31%. The increase in material costs is due primarily to the growth of the value-added assembly portion of our business, which carries a higher material cost of sales content. Cost of sales also was impacted by a change in the product mix to products containing more components and strong demand from wireless telecommunications manufacturers, particularly Motorola.

Gross profit increased to $19.9 million in fiscal 2002 from $18.6 million for the prior year. As a percentage of net sales, gross profit decreased to 18% from 22% for the prior year. The decrease in gross profit percentage was caused primarily by the increased cost of component material included on the flexible circuits. Gross profit realized on the production of flexible printed circuit assemblies depends on the level of components included on the flexible printed circuit, complexity of flexible printed circuit design, stage in program life cycle and production yields.

Sales and Marketing Expense.    Sales representatives’ commissions decreased to $2.2 million in fiscal 2002 from $2.5 million in the prior year as a result of lower commission rates paid on the increased amount of offshore sales, which comprised 66% of our net sales in fiscal 2002. As a percentage of net sales, commissions remained relatively unchanged at 3% in fiscal 2002 from the prior year. Compensation and benefits expense increased to $2.7 million in fiscal 2002 from $2.4 million in the prior year, due to headcount additions resulting from an increased expansion of our marketing activities to obtain new customers. As a percentage of net sales, compensation and benefits expense decreased to 2% in fiscal 2002 from 3% in the prior year, primarily due to the leveraging of expenses over the increased net sales.

General and Administrative Expense.    As a percentage of net sales, general and administrative expense decreased to 7% in 2002 from 8% in the prior year, primarily due to the leveraging of expense over the increased net sales. General and administrative expense increased mainly due to additional legal fees of $307,000, other professional fees of $221,000 as a result of business transaction activities, professional consulting and increases in administrative costs, audit/tax services, travel and insurance expenses in order to support the revenue growth.

Interest Expense, Net.    During fiscal 2001, we no longer were incurring interest expense on our capital leases due to the expiration of the lease period. Cash generated from operations in fiscal 2002 and receipt of a $1.8 million tax refund from overpaid taxes enabled us to pay substantially all of our obligations and thereby minimize our monthly borrowings from our revolving loan.

Other Expense, Net.    The increase in other expense for fiscal 2002 was attributable primarily to the $189,000 loss from our investment in Mind Wurx.

Income Taxes.    The effective tax rate for fiscal 2002 was 34% compared to 32% for the prior year. The increase in the effective tax rate is due to a change in the tax holiday in China, which tax rate increased from 0% in fiscal 2001 to 12% in fiscal 2002.

Quarterly Results of Operations

The following table sets forth our quarterly consolidated statement of operations data for the ten quarters ended March 31, 2004. The information for each quarter is unaudited, and we have prepared it on the same basis as the audited consolidated financial statements appearing elsewhere in this prospectus. This information includes all adjustments that we consider necessary for the fair presentation of such data. The quarterly data should be read together with our consolidated financial statements and related notes appearing elsewhere in this prospectus. The results of operations for any one quarter are not necessarily indicative of results for any future period.

	Quarter Ended
	Dec. 31, 2001	Mar. 31, 2002	June 30, 2002	Sep. 30, 2002	Dec. 31, 2002	Mar. 31, 2003	June 30, 2003	Sep. 30, 2003	Dec. 31, 2003	Mar. 31, 2004
	(in thousands, except per share data)
	(unaudited)
Consolidated Statement of Operations Data:
Net sales	$26,777	$24,148	$26,612	$33,000	$36,926	$27,063	$29,514	$35,912	$53,450	$56,516
Cost of sales	22,517	20,878	21,997	25,161	29,722	22,213	23,831	31,652	45,762	42,933

Gross profit	4,260	3,270	4,615	7,839	7,204	4,850	5,683	4,260	7,688	13,583

Operating expenses:
Sales and marketing	1,175	1,244	1,116	1,345	1,449	1,231	1,470	1,471	1,780	1,998
General and administrative	1,584	1,489	1,624	2,557	2,407	1,779	2,005	2,478	2,521	3,152

Total operating expenses	2,759	2,733	2,740	3,902	3,856	3,010	3,475	3,949	4,301	5,150

Operating income	1,501	537	1,875	3,937	3,348	1,840	2,208	311	3,387	8,433
Interest expense, net	25	28	23	24	45	71	69	125	118	260
Other (income) expense, net	(9)	(1)	(67)	266	98	166	92	169	160	99

Income before provision for income taxes	1,485	510	1,919	3,647	3,205	1,603	2,047	17	3,109	8,074
Provision for income taxes	(510)	(175)	(658)	(1,251)	(1,070)	(535)	(684)	(6)	(964)	(2,317)

Net income	$975	$335	$1,261	$2,396	$2,135	$1,068	$1,363	$11	$2,145	$5,757

Net income per share—basic (1)	$0.08	$0.03	$0.11	$0.20	$0.18	$0.09	$0.12	$0.00	$0.12	$0.32

Net income per share— diluted (1)	$0.08	$0.03	$0.11	$0.20	$0.18	$0.09	$0.11	$0.00	$0.12	$0.30

(1)	Net income per share calculations for each of the quarters were based upon the weighted average number of shares outstanding for each period, and the sum of the quarters may not necessarily be equal to the full year net income per share amount.

Net Sales.    Our net sales fluctuate from quarter to quarter as a result of customer program manufacturing volume and delivery schedule changes. Historically, net sales in our first fiscal quarter ending December 31 have been strong as a result of the partial seasonality of the major customers and markets we serve. Strong first quarters have usually been followed by reduced net sales in the second quarter. Net sales grew from the second quarter of fiscal 2003 through the second quarter of fiscal 2004 as a result of an increase in unit volume for the wireless telecommunications sector. For the second quarter of fiscal 2004, we did not experience a seasonal sales decline as the product demand for our major customer, Motorola, was strong.

Cost of Sales and Gross Profit.    Cost of sales increased from the second through the fourth quarter of fiscal 2003 as a result of higher quarterly net sales and the increased material cost of new programs. During the fourth quarter of fiscal 2003, lower manufacturing yield realization on new program start-ups and higher labor and overhead costs as a result of a temporary need to produce a high-volume fine-line program at our Anaheim facilities prior to the availability of the MFC 2 facility adversely affected both cost of sales and gross profit. In the first and second quarters of fiscal 2004, gross profit improved as a result of the continued growth in net sales, improved manufacturing yields and production efficiencies and the transfer of additional manufacturing programs to our China operations. We expect gross profit to increase in the third and fourth quarters of fiscal 2004 as production levels for newer programs reach optimum volumes and the manufacturing process stabilizes, including the transfer of programs to MFC 2.

Operating Expenses.    Operating expenses increased in the fourth quarter of fiscal 2003 and the first and second quarters of fiscal 2004 as a result of higher commissions and general and administrative expense on increased net sales. Operating expenses as a percentage of net sales declined from a high of 12% in the third quarter of fiscal 2003 to 8% in the first quarter of fiscal 2004, as operating expenses were leveraged over the increased revenues.

Other (Income) Expense, Net.    Other expense varied from quarter to quarter as a result of the loss from our investment in Mind Wurx.

Net Income.    Net income declined in the fourth quarter of fiscal 2003 from the third quarter of fiscal 2003 as a result of the reduced gross profits which had been adversely affected by the lower manufacturing yields and higher costs for the fine-line program production in the United States. During the first quarter of fiscal 2004, the transfer to China of additional programs and a portion of the fine-line program reduced production costs. In addition, improved manufacturing yields reduced material costs, which resulted in higher gross profits and net income. During the second quarter of fiscal 2004, the combined impact of higher net sales volumes, the transfer of additional programs and processes offshore and improved manufacturing yields and efficiencies contributed to the increase in net income when compared to the first quarter of fiscal 2004.

Our quarterly results of operations have varied in the past and are likely to do so again in the future. Therefore, we believe that period-to-period comparison of our results of operations should not be relied on as an indication of future performance. Factors that may cause our net sales and operating results to fluctuate include those discussed in the “Risk Factors” section of this prospectus.

Liquidity and Capital Resources

Our principal sources of liquidity have been cash provided by operations and borrowings under our various credit facilities. Our principal uses of cash have been to finance working capital, facility expansions, capital expenditures and debt service requirements. We anticipate these uses will continue to be our principal uses of cash in the future.

The following table sets forth, for the periods indicated, our net cash flows provided by (used in) operating, investing and financing activities, our period-end cash and cash equivalents and other operating measures:

	Years Ended September 30,			Six Months Ended March 31,
	2001	2002	2003	2003	2004
	(in thousands)
Cash flow from operating activities	$9,918	$10,929	$5,879	$685	$(9,075)
Cash flow used in investing activities	(2,529)	(7,611)	(29,201)	(10,887)	(11,046)
Cash flow from (used in) financing activities	(6,327)	(305)	24,196	6,908	24,079
Cash and cash equivalents at period end	1,336	4,349	5,211	1,053	9,147

Days sales outstanding	66	52	54	51	48
Inventory turnover	3.3	7.3	6.3	4.3	3.5

The reason for the reduced inventory turnover in fiscal 2001 was due to the higher on-hand inventory balances resulting from a slowdown in net sales volumes because of a decline in business volumes. The general economic recession which occurred during fiscal 2001 caused inventory levels to increase as customers delayed scheduled deliveries. Inventory turnover decreased to 3.5 for the six months ended March 31, 2004 from 4.3 for the comparable period in fiscal 2003 due to timing changes in customer delivery schedules. We have not in the past experienced significant problems with slow-moving or obsolete inventory.

During the six months ended March 31, 2004, net income of $7.9 million, adjusted for depreciation, deferred taxes, loss on equipment disposal and loss on equity investment, generated $11.1 million of operating cash. This amount was decreased by $20.2 million required for working capital.

Changes in the principal components of working capital for the six months ended March 31, 2004 were as follows:

•	Our net accounts receivable increased 81% to $37.9 million at March 31, 2004 from $21.0 million at September 30, 2003. The increase in outstanding accounts receivable was attributable to higher monthly sales during the three months ended March 31, 2004 as a result of a significant increase in business volumes. Our net inventory balances increased to $28.3 million at March 31, 2004 from $21.9 million at September 30, 2003, an increase of 29%. The principle reason for this increase is the expected growth in program order volumes for high-volume, high-density flexible printed circuit assembly programs primarily for the wireless telecommunications sector and the growth in business volumes. Our accounts payable balance decreased to $18.3 million at March 31, 2004 from $21.0 million at September 30, 2003, a decrease of 13%, primarily due to higher payments made to vendors.

Our principal investing and financing activities for the six months ended March 31, 2004 were as follows:

•	Net cash used in investing activities was $11.0 million. Our net fixed assets increased to $54.4 million at March 31, 2004 from $42.3 million at September 30, 2003, an increase of 29%. Capital expenditures for plant and equipment were $11.3 million, primarily for the construction of the MFC 2 facility and the purchase of machinery and equipment for our China operations. Depreciation expense was $2.8 million.

•	Net cash provided from financing activities was $24.1 million at March 31, 2004 and consisted of $10.2 million of proceeds from the sale of stock, $18.5 million of net borrowings on our lines of credit and $4.6 million to pay off the GE Capital loan. Our loans payable and borrowings outstanding against credit facilities increased to $23.6 million as of March 31, 2004 from $9.7 million at September 30, 2003. The increase in outstanding loan amounts was due to additional amounts drawn to expand our China operations.

Net cash generated from operations during fiscal 2003 was $5.9 million. During fiscal 2003, net income of $4.6 million, adjusted for depreciation, deferred taxes, loss on equipment disposal and loss on equity investment generated $9.3 million of operating cash, offset by $3.4 million required for working capital.

Changes in the principal components of working capital in our 2003 fiscal year were as follows:

•	Our net accounts receivable increased to $21.0 million at September 30, 2003 from $17.8 million for the prior year, an increase of 18%. The increase in outstanding accounts receivable was attributable to the higher average monthly sales in fiscal 2003 versus the prior year. Our net inventory balances increased to $22.0 million at September 30, 2003 from $12.4 million for the prior year, an increase of 77%. The principle reason for the increase was due to the growth in program order volumes for high-volume, high-density flexible printed circuit assembly programs for the wireless telecommunications sector. Our accounts payable increased to $21.0 million at September 30, 2003 from $11.3 million for the prior year, an increase of 86%, primarily due to increased purchasing volumes of raw and component materials in support of the improving business activity.

Our principal investing and financing activities in our 2003 fiscal year were as follows:

•	Net cash used in investing activities was $29.2 million for fiscal 2003. Capital expenditures included $28.0 million of capital equipment and other assets, including $421,000 of software related to the planned implementation of an ERP system. Investing activities also included the advance of $522,000 to Mind Wurx, an equity method investee. Our net fixed assets increased to $42.3 million at September 30, 2003 from $20.2 million for the prior year. Capital expenditures for plant and equipment were $23.8 million for the year ended September 30, 2003 versus $4.6 million for the prior year. Expenditures for plant and equipment were primarily for the purchase of machinery and equipment for MFC 1 and construction costs and related machinery and equipment for MFC 2. Both activities are in furtherance of increasing our China-based capacity and manufacturing capabilities. In addition, purchases were made for our Anaheim facilities to upgrade technology for fine-line processing. Depreciation expense increased to $4.4 million for fiscal 2003 versus $2.7 million for the prior year due to the increased fixed asset base.

•	Net cash provided by financing activities was $24.2 million for fiscal 2003 and represented $4.6 million of net proceeds from the GE Capital loan used for the purchase of our headquarters building in Anaheim, California, $4.6 million net borrowings on our lines of credit and $15.0 million deposit by Wearnes Technology Pte. Ltd. related to its purchase of our common stock.

Capital Commitments

As of September 30, 2003, we had no off-balance sheet arrangements as defined in Item 303(a)(4) of the SEC’s Regulation S-K. The following summarizes our contractual obligations at September 30, 2003 and the effect those obligations are expected to have on our liquidity and cash flow in future periods (in thousands):

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Short-term borrowings	$5,085	$5,085	$—	$—	$—
Long-term debt	4,611	253	535	575	3,248
Operating leases (facilities)	809	562	247	—	—
Purchase obligations (MFC 2)	8,128	8,128	—	—	—

In May 2002, we executed a purchase and sale agreement with Glenborough Fund VIII, LLC for the purchase of a 93,000 square feet leased facility located at 3140 East Coronado Street, Anaheim, California for a negotiated purchase price of $6.4 million. In October 2002, we signed a commitment letter with GE Capital for the financing of the facility being purchased for an amount equal to 75% of the property’s appraised market value, or approximately $4.8 million. The remaining 25% was paid using on-hand cash balances. The terms of the GE Capital commitment letter called for a 15-year note, at an interest rate of LIBOR plus 2.35%, and the payment of a 1% loan fee, or $48,000. The transaction closed in December 2002. We repaid the loan in full on February 2004 by taking an advance on our facility with Norddeutsche (thereby eliminating all of our long-term debt in the table above). As a result of the early repayment of the loan, we paid a penalty of $181,000.

In March 2003, we commenced construction of a new 285,000 square feet manufacturing facility at MFC 2 to provide additional capacity for flexible printed circuit assembly production and to support other new business activities. The purchase obligations related to the MFC 2 facility relate to amounts due to complete construction of the facility and amounts to be paid for the purchase of manufacturing equipment.

In April 2002, we signed a letter of intent with Mind Wurx to facilitate the commencement of the production and distribution of a shopping cart anti–theft device for use in the retail industry. Under the terms of the letter of intent:

•	Mind Wurx issued to us 15% of its equity;

•	we agreed to provide Mind Wurx with an unspecified amount of operating capital in the form of advances to assist it with the costs of manufacturing, marketing, and distributing its products;

•	we agreed to provide Mind Wurx with the use of a portion of our Anaheim facility and personnel support for various of its activities; and

•	we agreed to provide engineering services related to anti-theft devices and to manufacture the devices for sale to Mind Wurx.

We have accounted for our investment in Mind Wurx under the equity method of accounting. Under the equity method of accounting, we recognized the net losses generated by Mind Wurx in our consolidated statements of income. As of September 30, 2003, we had recorded advances of $827,000 to Mind Wurx. As of March 31, 2004, we had recorded advances of $921,000 to Mind Wurx. During fiscal 2002 and fiscal 2003, we charged to other expense 100% of Mind Wurx losses and the excess of the remaining carrying value of the advances over Mind Wurx’s tangible asset value. For fiscal 2002 and fiscal 2003, such amounts were $189,000 and $441,000. On March 31, 2004, we terminated our agreements with Mind Wurx in their entirety. Under the terms of the termination:

•	we will continue to own 15% of Mind Wurx; however, we will have no further funding obligations with respect to Mind Wurx;

•	we agreed to contribute all of our outstanding advances to Mind Wurx in the amount of $920,937 to the capital of Mind Wurx, of which $84,650 was the carrying value on our balance sheet as of March 31, 2004;

•	Mind Wurx will continue to owe us $52,991 for manufacturing services we have provided to them; and

•	Philip A. Harding, our Chief Executive Officer and Chairman of our board of directors, resigned as a director of Mind Wurx.

In March 2004, we entered into a binding letter of intent with Cornerstone Equipment Management, Inc., or Cornerstone, which subsequently we have amended. Under the terms of the letter of intent, as amended, we have agreed to invest $450,000 in exchange for approximately 14% equity interest in Cornerstone, of which $150,000 will be paid through previous advances we made to Cornerstone and $300,000 of which we will pay at the closing. We are in the process of preparing definitive documents with respect to our investment in Cornerstone, which we expect to complete prior to the end of our current fiscal quarter.

Credit Facilities

Bank of China.    In February 2003, we executed a $7.2 million loan agreement with the Bank of China. Proceeds received under this loan facility were used to fund equipment purchases and working capital requirements for our China operations. Borrowings under this loan facility accrue interest, which is payable on a quarterly basis, at a rate equal to LIBOR plus a margin of 0.4%. As of March 31, 2004, the interest rate under this loan facility was 1.56%. As of December 31, 2003, our outstanding indebtedness with the Bank of China was $3.0 million and was due to mature in February 2004. In February 2004, we extended the loan facility until February 2005. Amounts outstanding under this loan facility are due at periodic maturity dates but can be extended at our option until the maturity of the loan facility in February 2005. As of March 31, 2004, our outstanding indebtedness with the Bank of China was $3.0 million, which amount currently is due in June 2004. We intend to defer the outstanding balance until the closing of the offering and to repay the outstanding balance in full with a portion of the net proceeds of this offering that we receive.

Shanghai Pudong Development Bank.    In September 2003, we executed a $20.0 million loan agreement with Shanghai Pudong Development Bank, or SPDB. Proceeds received under the loan facility with SPDB may be used to fund equipment purchases and working capital requirements for our China operations and to repay trading amounts. Borrowings under this loan facility accrue interest, which is payable on a quarterly basis, at a rate equal to LIBOR plus a margin of 0.4%. As of March 31, 2004, the interest rate under this loan facility was 1.56%. Our loan facility with SPDB matures in October 2004. Amounts outstanding under this loan facility are due at periodic maturity dates but can be extended at our option until the maturity of the loan facility in October 2004. As of March 31, 2004, our outstanding indebtedness with SPDB was $4.6 million, of which $1.8 million and $2.8 million currently are due in June and October 2004. In May 2004, we borrowed an additional $2.0 million payable in November 2004. We intend to defer the outstanding balance until the closing of the offering and to repay the outstanding balance in full with a portion of the net proceeds of this offering that we receive.

Norddeutsche Landesbank Girozentrale.    In November 2003, we executed a $25.0 million credit facility with Norddeutsche. Our loan facility with Norddeutsche is guaranteed in full by WBL Corporation. In connection with this offering, the credit facility will be reduced to $15.0 million and WBL Corporation’s guarantee will be reduced to an amount equal to the percentage of our outstanding stock owned by WBL Corporation, which will be 64% as of the completion of this offering assuming the underwriters do not exercise their over-allotment option and 62% if the underwriters exercise their over-allotment option in full; however, at no time can WBL Corporation’s guarantee be reduced to below 40% of the outstanding balance of the credit facility, even if it owns less than 40% of our outstanding common stock. Proceeds from the Norddeutsche credit facility will be used to finance working capital needs and provide capital for further investment in our China operations. Borrowings are made for periods of one, three or six months, although we have the option to extend the maturity date of any individual advance under the facility by an additional period of up to six months. As of December 31, 2003, $5.0 million was outstanding under the loan facility. In January 2004, we borrowed an additional $7.0 million under the loan facility. In February 2004, we used available cash balances and borrowed an additional $2.0 million under our loan facility to repay in its entirety our outstanding loan with GE Capital. Interest accrues under the loan facility at a rate of SIBOR plus 1.4%. As of March 31, 2004, the interest rate under this loan facility was 2.56%. Amounts outstanding as of March 31, 2004 under this loan facility currently are due in June through July 2004. We intend to defer the repayment of the outstanding amounts under this facility pending completion of this offering. We may elect to pay interest on the facility at any time; however, we cannot repay the principal amount of any advance under the facility until the respective maturity date of such advance.

The loan facility is unsecured as to our assets; however, in addition to the requirement that WBL Corporation will guarantee the facility, as described above, we have agreed to the following material covenants, including:

•	our obligations under the facility must at all times be equal as to priority with all other obligations, with certain limited exceptions;

•	we must maintain stockholders’ equity of at least $40.0 million at all times;

•	we must maintain minimum insurance coverage; and

•	we must provide Norddeutsche with periodic financial reports.

If we were to default under our representations, warranties and covenants in the facility, including the covenants described above, Norddeutsche could require us to immediately repay all amounts outstanding under the facility and, if we were unable to make such payments, could seize our assets and property. In addition, if we default under our credit agreements with any other party, we will be considered in default under our agreement with Norddeutsche.

As of March 31, 2004, our outstanding indebtedness with Norddeutsche was $16.0 million. We intend to repay this amount in full with the proceeds of this offering as soon as our respective maturity dates occur.

We believe that our cash on hand, cash expected to be generated from operations during our current fiscal year and available credit facilities will be sufficient to enable us to meet our financing and operating requirements for at least the next 12 months. Our future capital requirements will depend on many factors, including our rate of net sales growth, the timing and extent of the expansion of our manufacturing facilities, the expansion of sales and marketing activities and continued market acceptance of our design and manufacturing capabilities. Although currently we are not a party to any agreement or letter of intent with respect to potential investments in, or acquisitions of, complementary businesses, products or technologies, we may enter into these types of arrangements in the future, which could require us to seek additional equity or debt financing. The sale of additional equity securities or convertible debt securities would result in additional dilution of our stockholders. Additional debt would result in increased interest expense and could result in covenants that would restrict our operations. We have not made arrangements to obtain additional financing and there is no assurance that such financing, if required, will be available in amounts or on terms acceptable to us, if at all. It also is possible that our majority stockholder, WBL Corporation, may not approve of any issuance we may seek to complete, which could result in a conflict of interest between us and WBL Corporation. In this regard, WBL Corporation has issued bonds under an indenture that, among other things, contains restrictive covenants that prohibit WBL Corporation and its principal subsidiaries from incurring debt under some circumstances. Although we are not bound by the terms of the indenture, if we entered into an obligation that was prohibited by the indenture, it could result in WBL Corporation being in default under the indenture. In addition, as a stockholder, WBL Corporation will not have the ability to prevent us from making operational decisions that do not require stockholder approval; however, WBL Corporation will have nominees on our board of directors equal to one-third of the board and therefore can influence decisions that require board approval.

Quantitative and Qualitative Disclosure About Market Risk

Market risk represents the risk of loss arising from adverse changes in market rates and foreign exchange rates. At March 31, 2004, we had $16.0 million, $4.6 million and $3.0 million outstanding under our loan agreements with Norddeutsche, SPDB and Bank of China, respectively. Subsequent to March 31, 2004, we borrowed an additional $2.0 million from SPDB. The amounts outstanding under these loan agreements at any time may fluctuate and we may from time to time be subject to refinancing risk. We do not believe that a change of 100 basis points in interest would have a material effect on our results of operations or financial condition. We derive a substantial portion of our sales outside of the United States. Approximately $114.6 million, or 89%, of total shipments to these foreign manufacturers for fiscal 2003 was made in U.S. Dollars. The balance of our sales are denominated in Chinese Renminbi, or RMB. The exchange rate for the RMB to the U.S. Dollars has been 8.3 RMB per U.S. Dollar for each of the fiscal years ended September 30, 2001, 2002 and 2003. Transactions in RMB represent approximately 11% of total payments received from foreign customers. We generally do not consider it necessary to hedge against currency risk, as a significant portion of our expenses are denominated in RMB, providing a natural hedge; however, we continue to be vulnerable to appreciation or depreciation of foreign currencies against the U.S. Dollar.

Recent Accounting Pronouncements

In November 2002, the EITF reached a consensus on Issue No. 00-21, Revenue Arrangements with Multiple Deliverables, or EITF Issue No. 00-21. EITF Issue No. 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF Issue No. 00-21 apply to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The adoption of EITF Issue No. 00-21 did not have an impact on our financial position, results of operations or cash flows.

In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities, or FIN 46, as superseded in December 2003 by FASB issued Interpretation No. 46R, Consolidation of Variable Interest Entities – An Interpretation of ARB 51, or FIN 46R. FIN 46R requires the primary beneficiary of a variable interest entity, or VIE, to consolidate the entity and also requires majority and significant variable interest investors to provide certain disclosures. A VIE is an entity in which the equity investors do not have a controlling interest, equity investors participate in losses or residual interests of the entity on a basis that differs from its ownership interest, or the equity investment at risk is insufficient to finance the entity’s activities without receiving additional subordinated financial support from the other parties. FIN 46R was effective on March 31, 2004. The Company terminated its agreement with Mind Wurx in March 2004; accordingly, the adoption of FIN 46R did not have a material impact to our financial position, results of operations or cash flows.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity, or SFAS No. 150. Financial instruments within the scope of the pronouncement include mandatorily redeemable financial instruments, obligations to repurchase the issuer’s equity shares by transferring assets and certain obligations to issue a variable number of shares. SFAS No. 150 was effective immediately for all financial instruments entered into or modified after May 31, 2003. For all other instruments, SFAS No. 150 originally was effective July 1, 2003. In October 2003, the FASB voted to defer certain provisions of SFAS No. 150 indefinitely. For those provisions of SFAS No. 150 that we adopted, there was no impact to our financial position, results of operations or cash flows. For those provisions of SFAS No. 150 deferred by the FASB, we do not expect there will be a material impact on our financial position, results of operations or cash flows.

In December 2003, the SEC issued Staff Accounting Bulletin No. 104, Revenue Recognition, or SAB No. 104, which codifies, revises and rescinds certain sections of Staff Accounting Bulletin No. 101, Revenue Recognition, in order to make this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The changes noted in SAB No. 104 did not effect our financial position, results of operations or cash flows.

In March 2004, a consensus was reached in EITF Issue No. 03-16, Accounting for Investments in Limited Liability Companies. The Task Force concluded that an investment in a limited liability company, or LLC, that maintains a “specific ownership account” for each investor should be viewed as similar to an investment in a limited partnership for determining whether a noncontrolling investment in an LLC should be accounted for using the cost or equity method. EITF Issue No. 03-16 is applicable to us in our third quarter ending June 30, 2004. We are in the process of evaluating the impact of EITF Issue No. 03-16 to our consolidated financial position, results of operations and cash flows.

BUSINESS

Overview

We are a global provider of high-quality, technologically advanced flexible printed circuit and value-added component assembly solutions to the electronics industry. We believe that we are one of a limited number of manufacturers that has the ability to offer a seamless, integrated flexible printed circuit and assembly solution from design and application engineering and prototyping through high-volume fabrication, component assembly and testing. We target our solutions within the electronics market and, in particular, we focus on applications where flexible printed circuits are the enabling technology in achieving a desired size, shape, weight or functionality of an electronic device. Current applications for our products include mobile phones and smart mobile devices, portable bar code scanners, personal digital assistants, power supplies and consumable medical sensors. We provide our solutions to OEMs such as Motorola, Symbol Technologies, Inc. and EMC Corporation, to electronic manufacturing services, or EMS, providers such as Celestica Inc. and Flextronics International Ltd. and to display manufacturers such as Koninklijke Philips Electronics NV, Hosiden F.D. Corporation, Sharp Electronics Corporation and Optrex Corporation Japan.

Industry Background

The global market for flexible printed circuits is estimated to grow from $4.2 billion in 2003 to $7.1 billion by 2007, representing a 14% annual growth rate. This growth represents the ability of electronics manufacturers to design and manufacture devices that meet consumer demand for smaller, more functional devices. Given inherent design and cost advantages of flexible printed circuits, they quickly are becoming a favored solution for electronics manufacturers who are striving to increase the features and functionality of electronic devices while reducing the size, shape and weight of such devices. Asia is the largest and fastest growing market for flexible printed circuits largely because of two trends that occurred in the early 1990s – the outsourcing by OEMs of their manufacturing needs and the shift of manufacturing facilities in the United States to Asian countries. In 2003, approximately $1.20 billion, or 29%, of the flexible printed circuit market was attributable to Asia. By 2007, it is estimated that demand for flexible printed circuits in Asia will have grown at an annual rate of 23% to $2.76 billion.

Historically, electronics manufacturers have relied upon rigid printed circuit boards to provide the electrical interconnections between the components in electronics devices. Rigid printed circuit boards consist of a board that contains multiple transistors, microprocessors and other components that are connected by copper wires embedded on the circuit board. Given that the rigid printed circuit boards cannot bend or twist, they inherently limit the design options available to engineers. For example, in order to design and build “flip-phone” style mobile phones, engineers had to create a method to connect the rigid printed circuit board in the base of the phone with the rigid printed circuit board in the screen. Copper wires could not be used because they are subject to failure as a result of stress from the constant bending and flexing of the wires; therefore, design engineers had to look to new materials to provide a means of electrical interconnection between the various components of the device.

To address this need, companies such as M-FLEX began to design flexible printed circuits and flexible printed circuits containing components, which we refer to as component assemblies, to serve as electrical interconnections. These flexible printed circuits can twist, bend and flex in a device with less risk of failure while connecting the components of the device. In addition to these functionality advantages, flexible printed circuits and component assemblies enable OEMs, EMS providers and display manufacturers to design and construct modular components that can be incorporated into the final product, which in turn reduces the complexity of the assembly of the final product and manufacturing costs. As a result, manufacturers can reduce the number of assembly operations required for a product and improve the efficiency of their supply chains.

We believe that the overall market for flexible printed circuits and component assemblies is poised for substantial growth over the next several years as a result of favorable technological and market developments, including:

•	Miniaturization, Portability and Complexity of Electronic Devices. As electronic devices become more powerful, complex and compact, product size becomes a principal design limitation. From an engineering standpoint, flexible printed circuits possess enhanced heat dissipation properties because they are thinner than rigid printed circuit boards, provide higher signal integrity interconnection and enable faster operating speeds because the components can be placed closer together and can serve as a medium for analog and digital devices. As a result, the electronics industry has relied increasingly upon flexible printed circuits and component assemblies. For example, the placement of chips and liquid crystal displays directly on the flexible printed circuit enables OEMs to increase functionality and improve packaging characteristics while managing time-to-market for their products in an overall cost-effective manner. Moreover, as electronics companies develop increased functionality for semiconductors, the traditional packaging and mounting technologies are becoming more obsolete. For example, designs of electronics devices that incorporate camera modules require the performance and flexibility characteristics offered by flexible printed circuits.

•	Outsourcing. Electronics companies increasingly are relying upon outsourcing to technically qualified, strategically located manufacturing partners that provide integrated, end-to-end flexible printed circuit and component assembly solutions comprised of design and application engineering, prototyping and competitive high-volume production services. By employing these end-to-end manufacturers, electronics companies are able to reduce time-to-market, avoid product delays, reduce manufacturing costs, avoid logistical problems and focus on their core competencies.

•	Expanding Markets and Flexible Component Demand. The global demand for wireless communication products and the complexity of wireless devices, including those supporting products with digital cameras and personal digital assistants, increasingly are driving the demand for more complex flexible printed circuits and component assemblies. Electronics companies have discovered that they can increase the functionality of flexible printed circuits and reduce the number of required interconnects by mounting components, such as connectors, switches, resistors, capacitors, light emitting devices, integrated circuits and optical sensors, to the flexible printed circuits. While the wireless telecommunications industry in general is expanding rapidly, we believe that the number of flexible printed circuits and component assemblies incorporated into these wireless devices will grow even more rapidly, requiring significantly more flexible components per device than have been used in previous-generation wireless applications.

An example of an industry where demand for flexible printed circuits and component assemblies is increasing rapidly is mobile phones and smart mobile devices. The global subscriber base for mobile phones is expected to exceed 1.9 billion users by 2006. Mobile phone shipments were 406 million units in 2002 and are expected to grow to 574 million units in 2007, representing a projected annual growth rate of 7%. At the same time, the market for smart mobile devices, which are mobile phones that incorporate the features and functionality of a personal digital assistant, is growing even faster. Smart mobile device shipments were 11.6 million units in 2003 and are expected to grow to 324 million units by 2008, representing a projected annual growth rate of 95%. While the mobile phone and smart mobile device industry in general is expanding rapidly, the number of flexible printed circuits and component assemblies incorporated into these mobile devices is growing even more rapidly. For example, the Motorola phones for which we manufacture components incorporated an average of one flexible printed circuit in 2002. By 2003, these phones incorporated an average of two and, in some cases, as many as five flexible printed circuits. We expect that this number will continue to increase as OEMs, such as Motorola, strive to increase the features and functionality and reduce the size, shape and weight of such devices in response to consumer demand.

Our Competitive Strengths

We are a leading global provider of high-quality, technologically advanced flexible printed circuit and component assembly solutions to the electronics industry. Our competitive strengths include:

•	Our Seamless and Efficient End-to-End Solution for Flexible Printed Circuit Applications. We provide a seamless, integrated end-to-end flexible printed circuit solution for our customers, ranging from design and application engineering, prototyping and high-volume manufacturing to turnkey component assembly and testing. By relying on one provider for their flexible printed circuit requirements, our customers benefit from opportunities for more robust product designs and process optimization during the development phase. This, in turn, frequently leads to production cost savings and quicker time-to-market. Our operations in the United States and China each possess the expertise and capabilities to provide a seamless, integrated end-to-end solution that provides our customers with the ability to leverage any one or more of our facilities to meet their global requirements.

•	Our Design and Application Engineering Expertise Supports Our Strong Customer Relationships. Our expertise in designing and manufacturing flexible printed circuits and component assemblies has enabled us to become a partner to our customers at the earliest stages of product development. We employ our design and application engineers as part of our sales process; therefore, our customers rely on us to assist them in the early design phase of their products. Early design participation enables us to gain intricate knowledge of our customers’ products and thereby provide value-added engineering support to them. Early design participation also enables our customers to achieve lower production costs through better product design and utilization of our flexible printed circuit assembly expertise. In addition, this process fosters strong relationships with our customers, often resulting in their reliance on our products and engineering support for the life of the specific application and subsequent generations of similar applications. We believe these strong customer relationships with leading OEMs represent significant entry barriers for our competitors.

•	Our Manufacturing Capabilities. We maintain manufacturing facilities in the United States and China. Our U.S. operations provide design and application engineering and manufacturing, while our Chinese operations are organized to duplicate the processes and tooling designed in the United States for automation while allowing us to consolidate the labor intensive aspects of high-volume manufacturing in a cost-efficient environment. We also are continuing to enhance our design and application engineering capabilities in China to best position us to provide an integrated end-to-end solution to the emerging domestic electronics markets in China and in the rest of Asia. Since 2000, we have expanded our manufacturing capacity in China by 60% by acquiring additional and technologically advanced machinery and by expanding our manufacturing facilities. Our ongoing attention to integrating the manufacturing processes between our facilities allows us to improve our product yields, shorten our customers’ supply chains and lower the overall costs of our products. In addition, our second manufacturing facility in China, MFC 2, which we expect to become fully operational in summer 2004, will increase substantially our manufacturing capabilities in China and enable us to take on additional high-volume manufacturing programs.

•	Our Forward Integration in the Value Chain. We have implemented a strategy of forward integration focusing on the value-added services that we provide to our customers – design and application engineering and component assembly – rather than only concentrating on acquiring the capabilities to produce the tools and materials used to manufacture flexible printed circuits. By employing suppliers to provide us with raw materials, we have avoided unnecessary capital equipment and research and development costs and have focused more intensely on the integral steps in the manufacturing process, from design and prototyping to high-volume manufacturing and component assembly. The result of this strategy has been superior design and application engineering expertise, strong customer relationships and sequential net sales growth.

•	Our Management Experience and Expertise. The members of our senior management team have been together for the last ten years, and each has an average of ten to 12 years of experience in the flexible printed circuit industry. Over the past decade, our senior management has made a number of critical, strategic decisions that successfully managed our growth and profitability, including pursuing a strategy of deploying our design and application engineers at the early stages of a customer’s product designs, responding to the trend of OEM outsourcing, identifying China’s manufacturing capabilities, creating a seamless, integrated end-to-end solution in each of our U.S. and Chinese operations to serve the needs of multinational OEMs, EMS providers and display manufacturers and adopting a forward integration strategy in order to focus on the engineering and assembly needs of our customers.

Our Strategy

Our objective is to continue to expand our leadership position as a global provider of high-quality, technologically advanced flexible printed circuit and component assembly solutions. To achieve our objective, we intend to pursue the following strategies:

•	Provide an Integrated Solution to Our Customers. We intend to maintain our leadership in providing a complete end-to-end solution to our customers that includes design and application engineering, prototyping, high-volume manufacturing, material acquisition, component assembly and testing. In addition, we intend to leverage our value-added services – design and application engineering and turnkey component assembly – to help solve our customers’ product design challenges and to provide our customers with flexible printed circuit solutions designed and manufactured to maximize the reliability and functionality of their end products. By focusing on customers’ product applications and providing them with a seamless, integrated and cost-efficient flexible printed circuit and component assembly solution, we believe that we can continue to grow our market share by eliminating the need of our customers to negotiate with multiple vendors and reducing the time-to-market for their products.

•	Support the Development of Applications for Flexible Printed Circuit Technology in New Markets. We believe that flexible printed circuit technology provides a cost-effective solution to improving the functionality and packaging of electronic devices. We believe that the trend towards miniaturization will continue to drive the growth of flexible printed circuits in many industries that we currently do not serve. To address these new market opportunities, we will continue our efforts to research, develop and market new applications for flexible printed circuits and component assemblies. We believe that our design and application engineering and manufacturing capabilities, coupled with our flexible printed circuit assembly expertise, will enable us to effectively target additional high-volume flexible printed circuit applications in various markets of the electronics industry where size, shape and weight are primary drivers of product development.

•	Expand Our Existing Expertise in the Design and Manufacture of Flexible Printed Circuit Technology. By expanding our market share in existing markets, penetrating new markets and partnering with customers in the early stage design of their products, we will continue to expand our engineering and manufacturing expertise and capabilities for applications and functionality for flexible printed circuit technology and assist our customers in developing more efficient manufacturing processes for their products. We believe that we will be able to continue to capture additional market share in the sectors we serve and attract companies from other markets of the electronics industry by utilizing our expertise in design and application engineering to expand product designs and applications for flexible printed circuit solutions in conjunction with our high-volume, cost-effective manufacturing capabilities.

•	Diversify Our End Customers. We primarily serve the wireless telecommunications sector. We plan to leverage our internal sales force comprised entirely of design and application engineers with our existing outside non-exclusive sales representatives to attract new customers in the wireless telecommunications sector, as well as in other sectors of the electronics industry where functionality and packaging size dictate the need for flexible printed circuits and component assemblies.

•	Increase Manufacturing Capacity and Capabilities. We intend to continue to improve our manufacturing capabilities and cost reduction efforts through increased integration of our engineering and manufacturing facilities in the United States and China. When MFC 2 becomes fully operational in summer 2004, we will increase substantially our manufacturing capacity and still possess additional land for future expansion of MFC 2. In addition, MFC 2 has been specifically designed and equipped for fine-line programs, which are flexible printed circuits with smaller features and a high density of components and interconnection. Fine-line programming allows us to offer our customers an efficient, technologically advanced manufacturing process for complex flexible printed circuit fabrication.

Our Products

Our design and application engineering expertise enable us to offer flexible printed circuit and value-added component assembly solutions for a wide range of electronic applications. We offer products in a broad range of markets, including mobile phones and smart mobile devices, portable bar code scanners, personal digital assistants, power supplies and consumable medical sensors. Representative OEM customers and their end products that incorporate our flexible printed circuit products include the following:

OEM Customer	Product Category	Representative Application
Motorola, Inc.	Mobile phone and smart mobile devices	Keypad, camera, hinge and display flexible printed circuit component assemblies

Symbol Technologies Inc.	Bar code scanners	Rotating scanner flexible printed circuit component assemblies

palmOne, Inc.	Personal digital assistants	Communicator flexible printed circuit component assemblies

Tyco Amp and Power Systems	Power supplies	Transformer and computer chip connector flexible printed circuits

Research In Motion Ltd.	Smart mobile devices	Track wheel flexible printed circuit component assemblies

Masimo Corporation	Blood oxygen sensor	Disposable flexible printed circuit contained in a bandage

Flexible Printed Circuits.    Flexible printed circuits, which consist of copper conductive patterns that have been etched or printed while affixed to flexible substrate materials such as polyimide or polyester, are used to provide connections between electronic components and as a substrate to support these electronic devices. The circuits are manufactured by subjecting the base materials to multiple processes such as drilling, screening, photo imaging, etching, plating and finishing. We produce a wide range of flexible printed circuits, including single-sided, double-sided, multi-layer and gapped. Single-sided flexible printed circuits, which have an etched conductive pattern on one side of the substrate, are normally less costly and more flexible than double-sided flexible printed circuits because their construction consists of a single patterned conductor layer. Double-sided flexible printed circuits, which have conductive patterns or materials on both sides of the substrate that are interconnected by a drilled or copper-plated hole, can provide either more functionality than a single-sided flexible printed circuit by containing conductive patterns on both sides or greater shielding of components against electromagnetic interference than a single-sided flexible printed circuit by covering one side of the circuit with a shielding material rather than a circuit pattern. Multi-layer and rigid-flexible printed circuits, which consist of layers of circuitry that are stacked and then laminated, are used where the complexity of the design demands multiple layers of flexible printed circuitry. If some of the layers of circuitry are rigid printed circuit material, the product is known as a rigid-flexible printed circuit. Gapped flexible printed circuits, which consist of layers of circuitry that are stacked and separated in some parts of the circuit and laminated in other parts of the circuit, are used where the complexity of the design demands multiple layers of flexible printed circuitry but the flexibility of a single-sided flexible printed circuit in some parts of the circuit.

Flexible Printed Circuit Assemblies.    Flexible printed circuits can be enhanced by attaching electronic components, such as connectors, switches, resistors, capacitors, light emitting devices, integrated circuits, cameras and optical sensors, to the circuit. The reliability of flexible printed circuit component assemblies is dependent upon proper assembly design and the use of appropriate fixtures to protect the flex-to-connector interface. Connector selection is also important in determining the signal integrity of the overall assembly – a factor which is very important to devices that rely upon high system speed to function properly. We are one of the pioneers in attaching connectors and components to flexible printed circuits and have developed the expertise and technology to mount a full range of electronic devices, from passive components to computing devices.

Customers

Our customers include leading OEMs, EMS providers and display manufacturers in a variety of sectors of the electronics industry. These sectors include mobile phones and smart mobile devices, portable bar code scanners, personal digital assistants, power supplies and consumable medical sensors. Our expertise in flexible printed circuit design and component assembly enables us to assist our customers in resolving their design challenges through our design and assembly techniques, which results frequently in the customer placing our product designs on the customers’ design specifications and enhances our likelihood of becoming the main provider, and perhaps the sole provider, for flexible printed circuits and component assembly included in that product. Achieving status as a main provider, or sole provider, to an OEM for a high-volume program enables us to build strong customer relationships with respect to existing products and any future products that require the use of flexible printed circuits and component assemblies.

We generally work with OEMs in the design of their products, and the OEMs subsequently either purchase our products directly or instruct the EMS providers and display manufacturers to purchase our products to be incorporated into the OEM’s product. EMS providers and display manufacturers that we sell to include Celestica, Flextronics, Philips, Hosiden, Optrex and Sharp Electronics. Our relationships with EMS providers and display manufacturers normally are directed by the OEMs; therefore, it is the OEMs that negotiate product pricing and volumes directly with us, even though the purchase orders come from the EMS providers and display manufacturers. For the past several years, Motorola and its EMS providers and display manufacturers have been our largest customers. In the six months ended March 31, 2004, we sold products to be incorporated into Motorola’s products to Motorola and 41 EMS providers and display manufacturers, which aggregated 80% of our net sales (including direct sales to Motorola), and in the fiscal years ended September 30, 2001, 2002 and 2003, we sold products to be incorporated into Motorola’s products to 33, 32 and 35 EMS providers and display manufacturers, which aggregated 31%, 70% and 72% of our net sales (including direct sales to Motorola).

Several subcontractors of Motorola also constitute significant customers of the company. For the six months ended March 31, 2004, sales of our products to Hosiden F.D. Corporation and its affiliates, Optrex Corporation Japan and its affiliates, and Koninklijke Philips Electronics NV and its affiliates accounted for 15%, 8% and 11% of our net sales. In the fiscal year ended September 30, 2002, sales to Hosiden, Optrex and Philips accounted for 14%, 7% and 24% of our net sales. In the fiscal year ended September 30, 2003, sales to Hosiden, Optrex and Philips accounted for 14%, 12% and 21% of our net sales.

Our net sales fluctuate from quarter to quarter as a result of changes in demand for our product. Historically, we have experienced a strong first fiscal quarter, followed by reduced net sales in the second fiscal quarter, as a result of partial seasonality of our major customers and the markets that we serve. Our major customers provide consumer-related products that generally experience their highest sales activity during the calendar year-end holiday season; therefore, we typically experience a decline in our second quarter sales as this holiday period ends. We anticipate that this seasonal impact on our net sales is likely to continue. As a result, our net sales and operating results have fluctuated significantly from period-to-period in the past and are likely to do so in the future.

Our facilities in the United States and China enable us to manufacture products for shipment anywhere in the world. For the fiscal year ended September 30, 2001, we derived 66% of our net sales from products shipped to customers in North America and 34% of our net sales from products shipped to customers outside the United States. For the fiscal year ended September 30, 2002, we derived 29% of our net sales from products shipped to customers in North America and 71% of our net sales from products shipped to customers outside the United States. For the fiscal year ended September 30, 2003, we derived 22% of our net sales from products shipped to customers in North America and 78% of our net sales from products shipped to customers outside the United States.

For the fiscal year ended September 30, 2001, net sales did not exceed 10% in any country other than the United States. For the fiscal year ended September 30, 2002, 16% of our net sales were attributable to Hong Kong, 37% of our net sales were attributable to China and 29% of our net sales were attributable to North America. For the fiscal year ended September 30, 2003, 18% of our net sales were attributable to Hong Kong, 33% of our net sales were attributable to China and 22% of our net sales were attributable to North America.

For the fiscal years ended September 30, 2001, 2002 and 2003, we had long-lived assets of $8.2 million, $7.5 million and $17.9 million, respectively, in the United States and $11.4 million, $16.4 million and $30.3 million, respectively, in China.

Sales and Marketing

We sell our products primarily through our in-house design and application engineers, who meet regularly with our customers and potential customers to assist in the initial design of the proposed products and to provide suggestions on how our flexible printed circuit solutions can enhance product design. By utilizing market and product teams in each sector of the electronics industry that we target, we have successfully expanded our market penetration by leveraging our design and application engineers within each of these teams. In particular, these engineers apply the principal of concurrent engineering to our customers’ engineers in the early phases of the product development cycle.

We engage the services of 17 non-exclusive sales representatives to interact with customers and potential customers on our behalf. Eleven of these sales representatives are located throughout the United States. We also have one sales representative in each of Canada, Europe, Taiwan, Japan, Korea and China. We rely on these sales representatives to initiate contact with potential customers and provide leads to our internal sales and marketing teams, as well as to create, build and maintain our customer relationships and assist in the resolution of contractual disputes.

Technology

We are a global provider of single, double-sided, multi-layer and gapped flexible printed circuit technology and component assemblies. Our process technology includes proprietary processes and chemical recipes, which coupled with our design expertise, unique customized fixtures and tooling and manufacturing experience, enables us to deliver high unit volumes of complex flexible printed circuits and component assemblies at cost-effective yields.

Design Technology.    The flexible printed circuits we manufacture are designed specifically for each application, frequently requiring significant joint design activities with the customer at the start of a project. We have developed design methodologies that solve difficult interconnection problems and save our customers time and money. We design and mass produce flexible printed circuits that range from single-sided circuits to more complex double-sided, multi-layer and gapped circuits. We are continually investing in and improving our computer-based design tools to more quickly design new flexible printed circuits, enhance cooperative design and communication with our customers and more closely integrate design and application engineering to our prototyping and manufacturing process.

Circuit Fabrication Technology.    We have extensive experience producing fine-line flexible printed circuits and have developed manufacturing processes that deliver high unit volumes at cost-effective yields. In the flexible printed circuit industry, fine-line flexible printed circuits are easier to construct as the thickness of the copper decreases; however, as the thickness of the copper decreases, the cost of fabrication increases. We have developed a cost-effective, differentiating technology for manufacturing fine-line flexible printed circuits. After a laminated panel of copper is etched while affixed to the flexible base of the circuit, the etched copper is covered with a photosensitive resin that has been exposed with an image of the required circuitry pattern. When photo-developed, this photosensitive resin will expose the circuitry pattern area and will allow this area to be selectively copper plated to an increased required thickness. A second etching removes the thinner copper from the non-circuitry pattern area. The fine-line circuitry pattern is formed by the more precisely controllable pattern plating and the final etching away of the copper in the non-circuitry pattern area.

The technique described above was developed from our manufacturing process of pattern plating in selective regions of the circuitry pattern, such as around the holes used to connect the two sides of a double-sided flexible printed circuit. The normal manufacturing technology, by itself, has been improved with new equipment which enables thicker, less expensive copper to be etched down precisely enough to form fine-line circuitry. The combination of the two processes allows us to achieve finer patterns without a substantial increase in costs and with acceptable yields.

In addition to fine-line techniques, we have developed a proprietary process using ultraviolet lasers to drill 0.003 inch diameter holes, known as micro-vias, for the connection of circuits on the reverse side of the substrate. The combination of the fine-lines and micro-vias are part of the new high density interconnect technology that is one of our primary marketing and engineering competitive strengths.

Component Assembly and Test Technology.    Our component assembly and test technology involve the arrangement of the circuits on a panel to minimize material waste and facilitate requirements for component assembly, such as placing tooling holes, optical locators for vision-based machines, test points and pre-cut zones to allow part removal without compromising the integrity of the components. We assemble passive electrical and various mechanical components, including capacitors, resistors, integrated circuits, connectors, stiffeners, diodes and other devices to flexible printed circuits. We also perform advanced assembly of integrated circuit devices, as well as the functional testing of these flexible printed circuit component assemblies. Assembling these components directly onto the flexible printed circuit increases performance and reduces space, weight and cost.

Intellectual Property

Our success will depend in part on our ability to protect our intellectual property. Our intellectual property relates to proprietary processes and know-how covering methods of designing and manufacturing flexible printed circuits and attaching components. We regularly require our employees to enter into confidentiality agreements and assignment of invention agreements to protect our intellectual property. In addition, we consider filing patents on our inventions that are significant to our business, although none of our existing patents or patent applications pertain to inventions that are significant to our current business. We also pursue trademarks where applicable and necessary.

From time to time, we may encounter disputes over rights and obligations concerning intellectual property. We believe that our design and manufacturing processes do not infringe the intellectual property rights of any third party; however, we cannot assure you that we will prevail in any intellectual property dispute.

Corporate and Manufacturing Facilities

Our corporate headquarters are located in Anaheim, California and our manufacturing facilities are located in Anaheim, California and Suzhou, China. We have developed a manufacturing system that combines the use of technology with the deployment of human resources in a geographic and organizational manner that we believe allows us to be a global leader in providing cost-effective, high-performance flexible printed circuits and component assemblies. We believe our manufacturing processes are designed to optimize the utilization of automation, labor and capital and deliver better yield, material utilization and throughput relative to our competitors. Quality systems are in place that are certified to standards set by the OEMs in the electronics industry. Except for MFC 2, all operations have received ISO 9000-2000 certification, an international quality management process standard, and MFC 1 has received QS9000 certification, a common supplier quality standard for the automobile industry. Our significant facilities are as follows:

Function	Location	Square Feet	Lease Expiration Dates
Executive offices, engineering and circuit fabrication and assembly	Anaheim, California	Owned –105,000 Leased – 57,000*	N/A June 2004 to April 2006

MFC 1—Engineering, circuit fabrication and assembly	Suzhou, China	137,900 105,600	September 2004 to August 2005 2043**

MFC 2—Engineering, circuit fabrication and assembly	Suzhou, China	285,000*** Temporary lease –32,300	2052 September 2004

*	We have 16 leases relating to this space, which range in terms from one to three years and range in size from approximately 1,000 square feet to approximately 6,000 square feet. These leases expire in various months of each year. In general, as these leases expire, we extend them on substantially the same terms.
**	We have several other parcels that have long-term land leases expiring beyond 2043. Under the terms of these leases, we paid an upfront fee for use of the parcel through expiration of the lease. We have no other financial obligations on these long-term land leases other than payments of real estate taxes.
***	Our long-term land lease for MFC 2 includes an additional 65,000 square feet of land that we have reserved for future expansion of our manufacturing operations. Under the terms of this lease, we paid an upfront fee for use of the parcel through expiration of the lease. We have no other financial obligations on this long-term land lease other than payments of real estate taxes to local Chinese governmental authorities.

We believe our facilities are adequate for our current needs and that suitable additional or substitute space will be available to accommodate foreseeable expansion of our operations or to move our operations in the event one or more of our short-term leases can no longer be renewed on commercially reasonable terms at the expiration of its term.

Suppliers

We purchase raw circuit materials, process chemicals and various components from a limited number of outside sources, including E.I. DuPont de Nemours & Co., Rogers Corporation, Molex Inc. and Supertex, Inc. For components, we normally make short-term purchasing commitments to key suppliers for specific customer programs. These commitments are usually made for three to 12-month periods. These suppliers agree to cooperate with us in engineering activities, as required, and in some cases maintain a local inventory to provide shorter lead times and reduced inventory levels for us. In most cases, suppliers are approved and often dictated by our customers. For process chemicals, certain copper and polyimide laminate materials and certain specialty chemicals used in our manufacturing process, we rely on a limited number of key suppliers. Alternate chemical products are available from other sources, but process chemical changes often require approval by our customers and requalification of the processes, which could take weeks or months to complete. We seek to mitigate these risks by identifying stable companies with leading technology and delivery capabilities and by attempting to qualify at least two suppliers for all critical raw materials and components.

Competition

The flexible printed circuit market is competitive with a variety of large and small companies providing design and manufacturing services. The flexible printed circuit market is differentiated by customers, applications and geography, with each niche requiring specific combinations of complex packaging and interconnection. We believe that our ability to offer an integrated, end-to-end flexible printed circuit solution has enabled us to compete favorably with respect to design capabilities; product performance, reliability and consistency; price; customer support and application support; and resources, equipment and expertise in component assembly on flexible printed circuits.

We compete on a global level with a number of leading Japanese providers, such as Nippon Mektron, Nitto Denko Corporation and Fujikura Ltd., and with domestic providers, such as Innovex, Inc., Sheldahl, Inc. and Parlex Corporation. Also, we expect more competition from emerging flexible printed circuit assembly producers in Taiwan, South Korea and China. We are aware of at least 18 flexible printed circuit assembly companies in Taiwan and five in China, and we expect others to enter the market in these countries because of government subsidies and lower labor rates available there. We also compete with MFS, which is a subsidiary of WBL Corporation located in Singapore.

We believe that our technology leadership and capabilities in designing and manufacturing flexible printed circuits have enabled us to build strong partnerships and customer relationships with many companies. We believe that customers typically rely upon a single vendor’s design for the life of specific applications and, to the extent possible, subsequent generations of similar applications. Accordingly, it is difficult to achieve significant sales to a particular customer for any application once a different vendor has been selected to design and manufacture a specific flexible printed circuit. This market paradigm may provide a barrier to our competitors in the markets in which we compete; however, it may also present an obstacle to our entry into other markets. Any expansion of existing products or services could expose us to new competition.

Employees

As of April 30, 2004, we employed approximately 4,925 full-time employees and 179 contract employees, including 553 full-time employees and 3 contract employees in the United States and 4,372 full-time employees and 176 contract employees in China. This aggregate number of employees consists of 54 in sales and marketing, 72 in general and administration and 4,978 in manufacturing. We have never had a work stoppage. We consider our employee relations to be good.

We do not have employment agreements with any of our executive officers. We have entered into employment agreements with substantially all of our employees in China. In general, these employment agreements provide for either a one or two-year term.

In addition, we believe that less than ten of our employees in China have formed a trade union committee and thereafter proposed that we enter into a collective bargaining agreement. At this time, we are not a party to, nor do we intend to enter into, a collective bargaining agreement with these or our other employees at MFC 1 or any of our other China operations. We are not aware that the committee represents any employees other than the employees who actually are members of the committee. We presently do not believe that we will experience any material harm to our business if we do not enter into a collective bargaining agreement.

Environmental Controls

Flexible printed circuit manufacturing requires the use of chemicals. As a result, we are subject to a variety of environmental laws relating to the storage, discharge, handling, emission, generation, manufacture, use and disposal of chemicals, solid and hazardous waste and other toxic and hazardous materials used to manufacture our products in the United States and China. As of September 30, 2002 and 2003 and March 31, 2004, we

reserved $118,000, $121,000 and $121,000 of restricted cash, at the direction of the County of Orange, California, to finance estimated environmental clean-up costs in the event that we vacate our Anaheim facilities; otherwise, our review of our facilities suggests that no material remediation costs will be required. However, given the uncertainties associated with environmental contamination, there can be no assurance that such costs will not harm our business, financial condition or results of operations.

We believe we have been operating our facilities in substantial compliance in all material respects with existing environmental laws and regulations. However, we cannot predict the nature, scope or effect of legislation or regulatory requirements that could be imposed or how existing or future laws or regulations will be administered or interpreted with respect to products or activities to which they have not previously been applied. For this reason, we implemented procedures geared toward minimizing the negative impacts and reducing potential financial risks arising from environmental issues. Compliance with more stringent laws or regulations, or more vigorous enforcement policies of regulatory agencies could require substantial expenditures by us and could harm our business, results of operations and financial condition. We do not anticipate any material amount of environmental-related capital expenditures in fiscal year 2004.

Matters Related to Our China Operations

Our primary manufacturing facilities are located in China. We are subject to risks inherent in international business, many of which are beyond our control, including:

•	difficulties in obtaining domestic and foreign export, import and other governmental approvals, permits and licenses with respect to investment capital, business operations and land use and compliance with foreign laws, including employment laws;

•	difficulties in staffing and managing foreign operations, including cultural differences in the conduct of business, labor and other workforce requirements and inadequate local infrastructure;

•	trade restrictions or higher tariffs;

•	transportation delays and difficulties of managing international distribution channels;

•	longer payment cycles for, and greater difficulty collecting, accounts receivable;

•	foreign currency exchange rate fluctuations that render our prices uncompetitive;

•	unexpected changes in regulatory requirements and effects on our effective income tax rate due to profits generated or lost in foreign countries;

•	withholding taxes required on the payment of cash dividends;

•	a requirement that we retain at least 10% of our after tax-profit in our Chinese subsidiaries;

•	political and economic instability, including wars, terrorism, political unrest, boycotts, curtailment of trade and other business restrictions;

•	disruptions or shortages in electricity supply; and

•	public health emergencies such as SARS and avian bird flu.

In addition, we currently enjoy tax holidays and other tax incentives for our operations in China. The tax holiday for our first manufacturing facility in China, MFC 1, consists of tax-free operation for the first two years (beginning in the first year of profitability) followed by three years of operation at a reduced rate of income tax equal to 12%. This tax holiday will expire at December 31, 2004. For the fiscal years ended September 30, 2001, 2002 and 2003, we realized tax savings of $364,000, $268,000 and $258,000 for our operations in China. For the fiscal years ended September 30, 2001, 2002 and 2003, our net income would have been $4.4 million, $4.7 million and $4.3 million without this tax savings. We are scheduled for an audit of our tax holiday for MFC 1 by the relevant taxing authorities in China. Upon completion of this audit, we may be required to pay increased taxes and penalties.

We also have obtained a tax holiday for our new manufacturing facility in China, MFC 2, that allows for tax-free operation for the first five years (beginning in the first year of profitability) followed by five years of operation at a reduced rate of income tax equal to 12%; however, there is no guarantee that this tax holiday will not be challenged, modified or even eliminated by taxing authorities or changes in law, and we cannot determine with certainty the amount of tax savings we will realize, if any, as a result of this tax holiday.

In February 2004, China’s deputy finance minister announced that the Chinese government plans to unify the tax code for domestic and foreign companies by as early as 2006, thereby eliminating the current tax holidays. The new rate is expected to be between 24% and 26% and is expected to treat domestic and foreign entities equally. The exact timing and nature of the changes to China’s tax code are unknown at this time. Without the benefit of the tax holiday for our China operations, our net income in prior periods would have been reduced and net income in future periods will be reduced. Tax holidays are granted by the local economic development zones as an incentive to attract foreign investment within general guidelines established by the central government of China. The central government of China, at its discretion, has the authority to limit, modify or eliminate the tax holiday incentives at any time.

The flexible printed circuit fabrication process requires a stable source of electricity. As our production capabilities increase in China and our business grows, our requirements for a stable source of electricity in China will grow substantially. From time to time, we have experienced a lack of sufficient electricity supply. Power interruptions, electricity shortages or government intervention, particularly in the form of rationing, are factors that could restrict our access to electricity in Suzhou, China, the location of our Chinese manufacturing facilities. Any such shortages could result in delays in our shipments to our customers and, potentially, the loss of customer orders.

Since 1979, many new laws and regulations covering general economic matters have been promulgated in China. Despite the development of the legal system, China’s system of laws is not yet complete.

Even where adequate law exists in China, enforcement of contracts based on existing law may be uncertain and sporadic, and it may be difficult to obtain swift and equitable enforcement or to obtain enforcement of a judgment by a court of another jurisdiction. The relative inexperience of China’s judiciary in many cases creates additional uncertainty as to the outcome of any litigation. In addition, interpretation of statutes and regulations may be subject to government policies reflecting domestic political changes.

Our activities in China will be subject to administrative audits of our business operations, including, for example, our financial statements, VAT and environmental compliance, by the central and local agencies of China’s government. Given the changes occurring in China’s legal and regulatory structure, we may not be able to secure the requisite governmental approval for our operations. Failure to obtain the requisite governmental approval for any of our operations could harm our business operations.

Legal Proceedings

From time to time, we may be party to lawsuits in the ordinary course of business; however, we are currently not a party to any legal matters, nor are we aware of any potential claims or proceedings. From time to time, we may encounter disputes over the rights and obligations concerning intellectual property rights. Some of these claims may lead to litigation. We cannot assure you that we will prevail in these actions, or that other actions alleging misappropriation or misuse by us of third party trade secrets, infringement by us of third party patents and trademarks or the validity of our patents, will not be asserted or prosecuted against us, or that any assertions of misappropriation, infringement or misuse or prosecutions seeking to establish the validity of our patents will not materially or adversely affect our business, financial condition and results of operations.

MANAGEMENT

Executive Officers and Directors

The following table shows information about our executive officers, directors and director nominees as of June 4, 2004:

Name	Age	Position(s)
Philip A. Harding	71	Chief Executive Officer and Chairman of the Board of Directors
Reza Meshgin	41	President and Chief Operating Officer
Craig Riedel	48	Chief Financial Officer and Secretary
Thomas Lee	45	Vice President of Operations
Charles Tapscott	60	Vice President of Sales and Marketing
Richard J. Dadamo (2),(3),(4)	76	Director
David Hsu, M.D.(1)	62	Director
Kevin Lew	44	Director
Huat-Seng Lim, Ph.D	58	Director
Sanford L. Kane (2),(4)	62	Director Nominee
Ronald E. Ragland (3),(4)	62	Director Nominee
Sam Yau (2),(3)	55	Director Nominee

(1)	Effective upon the completion of this offering, Dr. Hsu will resign from our board of directors and will become our Chairman Emeritus. In this capacity, Dr. Hsu will attend meetings of our board of directors in a non-voting capacity.
(2)	Will be a member of the Audit Committee
(3)	Will be a member of the Compensation Committee
(4)	Will be a member of the Nominating and Corporate Governance Committee

Philip A. Harding has served as our Chief Executive Officer and as a director since September 1988. In December 2003, Mr. Harding assumed the position of Chairman of the board of directors. Prior to joining us, Mr. Harding served as the Chief Executive Officer of Weltec Digital Corporation from 1984 to 1987. From 1981 to 1984, Mr. Harding served as the President of the Remex Division of Excello Corporation after joining Excello in 1979 as the Vice President of Engineering. Prior to joining Excello, Mr. Harding served as the General Manager of the Commercial Systems Division of Electronic Memories and Magnetics Corporation from 1973 to 1979. Each of these companies manufactured computer peripherals and components. From February 1988 to March 2004, Mr. Harding served as Chief Executive Officer of Wearnes Hollingsworth Corporation, an electronic connector company and a member of the WBL Corporation group of companies. Mr. Harding also served as Chairman of the board of directors of Advanced Logic Research, Inc., a former member of the WBL Corporation group of companies, from October 1985 to March 1988. Mr. Harding also served as a member of the Board of Directors of MFS Technology Ltd., a member of the WBL Corporation group of companies, from October 1994 to September 2000. Mr. Harding holds a B.S.E.E. from Cooper Union College and an M.S. from Columbia University.

Reza Meshgin joined us in June 1989 and has served as Engineering Supervisor, Application Engineering Manager, Director of Engineering and Telecommunications Division Manager. Prior to assuming his current position as President and Chief Operating Officer in January 2004, Mr. Meshgin served as Vice President and General Manager from May 2002 through December 2003. Mr. Meshgin holds a B.S. in electrical engineering from Wichita State University and an M.B.A. from University of California at Irvine.

Craig Riedel has served as our Chief Financial Officer and Secretary since November 1992. Mr. Riedel served as the Chief Financial Officer of Wearnes Hollingsworth Corporation from 1998 until March 2004. From 1986 to 1992, Mr. Riedel served in various positions, including Controller, for Interconnection Products, Inc., a member of the WBL Corporation group of companies. Prior to joining Interconnection, Mr. Riedel held various finance positions from 1981 to 1986 and served as an accountant with Deloitte Haskins & Sells (now Deloitte &

Touche LLP), most recently as Audit Senior, from 1978 to 1981. Mr. Riedel holds an AA.S. in financial services and a B.S. in business administration from Lake Erie College.

Thomas Lee joined us in October 1986 as the Supervisor of Photo Department and subsequently served as our Manufacturing Manager and Director of Operations from May 1995 to May 2002. Since May 2002, Mr. Lee has served as our Vice President of Operations. Prior to joining us, Mr. Lee served as a mechanical engineer at the Agricultural Corporation in Burma. Mr. Lee holds a B.E. in mechanical engineering from the Rangoon Institute of Technology in Burma.

Charles Tapscott joined us in November 1994 as Director of Business Development and has served as our Vice President of Sales and Marketing since January 2002. Prior to joining us, Mr. Tapscott served as Vice President of Marketing at Targ-It-Tronics, Inc. from July 1990 to November 1994. Prior to Targ-It-Tronics, Mr. Tapscott served in various positions at Harris Corporation supporting the development of defense-based communications from June 1966 to July 1990. Mr. Tapscott holds a B.S.I.E., with a minor in electrical engineering, from the University of Florida.

Richard J. Dadamo has served on our board of directors since July 1999. Since March 1981, Mr. Dadamo has served as the principal of RJD Associates, Inc., a management consulting firm. From August 1998 to February 1999, Mr. Dadamo served as interim Chief Executive Officer of DPAC Technologies Corp., a technology component packaging company, and has served as the Chairman of the board of directors from March 1999 until present. Mr. Dadamo has also held senior positions at The Earth Technology Corporation, American International Devices, TRW, Inc. and Electronic Memories and Magnetics Corporation. Mr. Dadamo currently serves as a member of the board of directors of two privately-held companies. Mr. Dadamo holds an M.S. from Drexel Institute of Technology, a B.S. from Pennsylvania State University and has completed the Executive Management Program at the University of Southern California.

David Hsu, M.D., one of our founders, has served as a member of our board of directors since our inception in October 1984. Effective as of the completion of this offering, Dr. Hsu will resign from our board of directors and will become our Chairman Emeritus. From February 1986 to September 1987 and October 1989 to December 2003, Dr. Hsu served as the Chairman of our board of directors. Since our inception, Dr. Hsu has been actively involved in our financial planning, marketing and strategic planning and operations, with a particular emphasis on the establishment and expansion of our manufacturing operations in China. From September 2000 through May 2003, Dr. Hsu served as an independent director of i-Cable, Inc., a Nasdaq and Hong Kong Exchange listed telecommunications company. Since 1978, Dr. Hsu has maintained a private medical practice in the County of Orange, California. Dr. Hsu holds an M.D. from the University of Hamburg, Germany and an M.B.A. from Pepperdine University.

Kevin Lew has served on our board of directors since December 2003. Since January 2002, Mr. Lew also has served as the Chief Financial Officer of WBL Corporation Limited, a multinational conglomerate listed on the Singapore Exchange. Prior to joining WBL Corporation Limited as Group Financial Controller in 1998, Mr. Lew served as the Group Financial Controller of Van Der Horst Limited (Singapore), York Pacific Holdings Limited (Singapore) and also as the Senior Treasury Manager at Scotts Holdings Limited (Singapore). Mr. Lew has more than 20 years’ experience in accounting and finance, of which more than 15 years were in publicly-listed companies in Singapore. Mr. Lew is a member of the Institute of Certified Public Accountants in Singapore and a fellow of the Association of Chartered Certified Accountants (United Kingdom).

Huat-Seng Lim, Ph.D., has served on our board of directors since December 2001. Since July 2001, Dr. Lim has served as the Group General Manager of Wearnes Technology Pte. Ltd., a subsidiary of WBL Corporation Limited engaged in information technology, contract manufacturing services and bio-medical and agri-technology, and has served on the boards of directors of several of Wearnes Technology Group’s subsidiaries and associate companies. From June 2000 to July 2001, Dr. Lim served as Executive Vice President of Trans Capital Berhad, an EMS company listed on the Malaysian Stock Exchange. From September 1998 to May 2000, Dr. Lim

served as President of COB Technology Sdn. Bhd., an EMS company in Malaysia. From 1995 to September 1998, Dr. Lim served as Vice President and Managing Director Asia Pacific of Packard Bell NEC Inc. and, from 1989 to 1994, Dr. Lim served in various capacities, and finally as a Vice President and a division officer of Compaq Computer Corporation. He also held senior management positions in several multinational corporations, including Digital Equipment Corporation and Sime Darby Berhad. Dr. Lim has also served as a professor at the University of Science of Malaysia and as a computer consultant to the Prime Minister’s Department of Malaysia. Dr. Lim holds a B.E.E. (Honors) from the University of Queensland, Australia and a Ph.D. in computer science from the University of London, United Kingdom.

Sanford L. Kane will become a member of the board of directors upon the completion of this offering. Since 1992, Mr. Kane has served as the President of Kane Concepts Incorporated, a management consulting firm. From January 2000 to December 2000, Mr. Kane served as the Chairman of the board of directors and Chief Executive Officer of Legacy Systems Incorporated, a semiconductor equipment manufacturer. From January 1993 to April 1995, Mr. Kane served as Chairman of the board of directors and Chief Executive Officer of Tower Semiconductor Ltd. From October 1990 to January 1992, Mr. Kane served as President and Chief Executive Officer of PCO, Inc., a manufacturer of fiber optic electronic products. From July 1989 to June 1990, Mr. Kane served as President and Chief Executive Officer of U.S. Memories, Inc. Prior to July 1989, Mr. Kane spent 27 years with IBM Corporation in various managerial and technical positions, most recently as Vice President of Industry Operations-General Technology Division. While at IBM Corporation, Mr. Kane served as a director of SEMATECH, an industry consortium, and the Semiconductor Industry Association. Mr. Kane currently serves as a member of the board of directors of Alliance Semiconductor Corporation and a privately-held company. Mr. Kane holds a B.S. in industrial engineering from New York University and an M.S. in engineering administration from Syracuse University.

Ronald E. Ragland will become a member of the board of directors upon the completion of this offering. Mr. Ragland founded REMEC, Inc., a manufacturer of telecommunications systems, and served as Chairman of the board of directors and Chief Executive Officer of REMEC from January 1983 until February 2004. Prior to founding REMEC, he held general management and program management positions in the microwave component and aerospace industries. Mr. Ragland was a Captain in the United States Army and holds a B.S.E.E. from Missouri University at Rolla and M.S.E.E. from St. Louis University.

Sam Yau will become a member of the board of directors upon the completion of this offering. Since 1997, Mr. Yau has been a private investor. From 1995 to 1997, Mr. Yau served as Chief Executive Officer of National Education Corporation. From 1993 through 1994, Mr. Yau served as Chief Operating Officer of Advacare, Inc., a medical services company. Mr. Yau currently serves as a member of the board of directors of SRS Labs, Inc., a provider of audio and voice technology solutions, and New Horizons Worldwide, Inc., an independent information technology training company. Mr. Yau also serves as Chairman of the Forum for Corporate Directors in Orange County and as a member of the Advisory Board of the Center for Integrative Medicine at the College of Medicine, University of California at Irvine. Mr. Yau holds a B.S.S. in economics from the University of Hong Kong and an M.B.A. from the University of Chicago.

Board of Directors

Our board of directors currently consists of seven members. All directors are elected to hold office until their successors have been elected and qualified or until their earlier death, resignation, disqualification or removal. Effective upon this completion of this offering, we will divide the terms of office of the directors into three classes:

•	Class I, whose term will expire at the annual meeting of stockholders to be held in 2005;

•	Class II, whose term will expire at the annul meeting of stockholders to be held in 2006; and

•	Class III, whose term will expire at the annual meeting of stockholders to be held in 2007.

Upon the completion of this offering, Class I will consist of Philip A. Harding, Ronald S. Ragland and Sam Yau, Class II will consist of Kevin Lew and Richard J. Dadamo and Class III will consist of Huat-Seng Lim, Ph.D. and Sanford L. Kane. Each of Mssrs. Dadamo, Kane, Ragland and Yau are independent directors as defined by Rule 4200(a)(15) of the National Association of Securities Dealers listing standards. Mr. Lew and Dr. Lim currently are the directors nominated by WBL Corporation.

At each annual meeting of stockholders after the initial classification, the successors to directors whose terms will then expire serve from the time of election and qualification until the third annual meeting following election and until their successors are duly elected and qualified. With limited exceptions, our board of directors is required to have a majority of independent directors at all times. The authorized number of directors may be changed by resolution of the board. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. Vacancies on the board can be filled by resolution of the board of directors. The classification of the board of directors may have the effect of delaying or preventing changes in control or management of our company.

Under the terms of the Stockholders Agreement that we expect to enter into with WBL Corporation, so long as WBL Corporation owns one-third or more of our outstanding common stock, it will be entitled to nominate for election one-third of the members of our board of directors (in the event that the number of members of our board of directors divided by three results in a fraction, the number of directors that WBL Corporation is entitled to designate shall be rounded down).

Board Committees

As of the completion of this offering, our board of directors will have an audit committee, a compensation committee and a nominating and corporate governance committee, each of which will have the composition and responsibilities described below. As of the completion of this offering, all of the members of our committees will be independent directors under the rules of the SEC and The Nasdaq Stock Market.

Audit Committee.    As of the completion of this offering, the audit committee will consist of Messrs. Dadamo, Kane and Yau, with Mr. Kane serving as the Chairman of such committee. The audit committee provides assistance to the board of directors in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting, internal control and legal compliance functions by approving the services performed by our independent accountants and reviewing their reports regarding our accounting practices and systems of internal accounting controls. The audit committee will be responsible for the appointment, compensation, retention and oversight of the independent accountants and will ensure that the accountants are independent of management. Mr. Kane is our audit committee financial expert as currently defined under the rules of the SEC. We believe that the composition of our audit committee meets the criteria for independence under, and the functioning of our audit committee complies with the requirements of, the Sarbanes Oxley Act of 2002, the current rules of The Nasdaq Stock Market and SEC rules and regulations.

Compensation Committee.    As of the completion of this offering, the compensation committee will consist of Messrs. Dadamo, Ragland and Yau, each of whom is a non-management member of our board of directors, with Mr. Ragland serving as the Chairman of such committee. The compensation committee determines our general compensation policies and the compensation provided to our directors and officers. The compensation committee also reviews and determines bonuses for our officers and other employees. In addition, the compensation committee reviews and determines equity based compensation for our directors, officers, employees and consultants and administers our stock option plans and employee stock purchase plan. We believe that the composition of our compensation committee meets the criteria for independence under, and the functioning of our compensation committee complies with the applicable requirements of The Nasdaq Stock Market. We intend to comply with future compensation committee requirements as they become applicable to us and currently do not intend to rely on the controlled company exception to The Nasdaq Stock Market rules.

Prior to this offering, our compensation committee consisted of Mr. Dadamo, Dr. Hsu, and Dr. Lim. The compensation committee historically has established our chief executive officer compensation.

Nominating and Corporate Governance Committee.    As of the completion of this offering, the nominating and corporate governance committee will consist of Messrs. Dadamo, Kane and Ragland, with Mr. Dadamo serving as the Chairman of such committee. The nominating and corporate governance committee is responsible for making recommendations to the board of directors regarding candidates for directorships and the size and composition of the board and for overseeing our corporate governance guidelines and reporting and making recommendations to the board concerning corporate governance matters. We believe that the composition of our nominating and corporate governance committee meets the criteria for independence under, and the functioning of our nominating and corporate governance committee complies with the applicable requirements of The Nasdaq Stock Market. We intend to comply with future nominating and corporate governance committee requirements as they become applicable to us and currently do not intend to rely on the controlled company exception to The Nasdaq Stock Market rules. In addition, under the terms of the Stockholders Agreement, WBL Corporation has the right to nominate for election to our board of directors not more than one-third of our directors at any time, and we expect that our nominating and corporate governance committee will support the nomination of the designees selected from time to time by WBL Corporation.

Director Compensation

Historically, we have paid certain of our directors a cash stipend for their services as directors. During our fiscal year ended September 30, 2003, Dr. Hsu received compensation in the amount of $5,000 for his service as a director and as our Chairman of the board of directors, and Mr. Dadamo received compensation in the amount of $1,500 for his service as a director. None of our other directors received compensation for their services during the fiscal year ended September 30, 2003.

In addition, we historically have paid a management fee to Wearnes Technology Pte. Ltd., an affiliate of WBL Corporation, in consideration of services it has provided to us, including the services of two of its employees, Mr. Lew and Dr. Lim, as members of our board of directors. Effective upon the closing of this offering, we will cease paying WBL Corporation or its affiliates management fees for the services of WBL Corporation’s employees on our board of directors, although employees of WBL Corporation who serve on our board of directors will be entitled to receive the same compensation as other non-employee members of our board of directors, as described below, and we may pay management fees to Wearnes Brothers Services (Private) Limited, an affiliate of WBL Corporation, under our Corporate Services Agreement with Wearnes Brothers Services (Private) Limited for services other than serving on our board of directors. For additional information about our relationship with WBL Corporation, see “Related Party Transactions.”

Following the effectiveness of this offering, we intend to pay our non-employee board members the following fees related to their service on our board of directors, assuming that they attend at least 75% of the meetings of our board of directors or the committees on which they are members:

•	annual retainer of $15,000;

•	per board meeting fee of $2,500;

•	per committee meeting fee of $1,500; and

•	annual retainer for serving as board or committee chairman of $4,000.

In the event that a board member attends less than 75% of such meetings, the board member would receive 50% of the cash compensation he or she would otherwise receive.

In addition, our non-employee directors will receive nondiscretionary, automatic grants of nonstatutory stock options. A non-employee director will be granted automatically an initial option to purchase 30,000 shares upon first becoming a member of our board of directors. The initial option vests and becomes exercisable over four years, with the first 25% of the shares subject to the initial option vesting on the first anniversary of the date of grant date and the remainder vesting monthly thereafter. Immediately after each of our regularly scheduled annual meeting of stockholders, each non-employee director will be granted automatically a nonstatutory option to purchase 20,000 shares of our common stock, provided the director has served on our board for at least six months. Each annual option will be fully vested and exercisable on the first anniversary of the date of grant. The options granted to non-employee directors will have a per share exercise price equal to 100% of the fair market value of the underlying shares on the date of grant, and will become fully vested if we are subject to a change of control.

We reimburse our directors for reasonable expenses in connection with attendance at board and committee meetings.

During the fiscal year ended September 30, 2003, we paid consulting fees to Dr. Hsu in the amount of $9,000 per month and to Mr. Dadamo in the amount of $3,000 per month. Effective upon the completion of this offering, Dr. Hsu will resign from our board of directors and will become our Chairman Emeritus. In this capacity, he will attend meetings of our board of directors in a non-voting capacity. We intend to continue to pay Dr. Hsu a consulting fee for his services as Chairman Emeritus at a rate of $9,000 per month. This consulting arrangement is described below in the section entitled “Related Party Transactions.” We will cease making consulting payments to Mr. Dadamo effective upon the completion of this offering.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee at any time has been one of our officers or employees. No interlocking relationship exists, or has existed in the past, between our board or compensation committee and the board or compensation committee of any other company.

Executive Compensation

Summary Compensation Table

The following table summarizes all compensation paid to our chief executive officer and to our four other most highly compensated executive officers, which we refer to as the named executive officers, whose total annual salary and bonus exceeded $100,000 for all services rendered in all capacities to us during the fiscal year ended September 30, 2003. The compensation described in this table does not include medical, group life insurance or other benefits which are generally available to all of our salaried employees.

Summary Compensation Table

	Annual Compensation		Long-Term Compensation	All Other Compensation ($)
Name and Position(s)	Salary ($)	Bonus ($)	Shares Underlying Options (#)
Philip A. Harding Chief Executive Officer	$223,077	$99,000	22,500	$8,180
Reza Meshgin(1) President and Chief Operating Officer	144,004	23,000	—	7,200
Craig Riedel Chief Financial Officer and Secretary	134,559	20,000	—	7,200
Thomas Lee Vice President of Operations	159,753	20,000	—	7,200
Charles Tapscott Vice President of Sales and Marketing	120,671	12,000	—	7,200

(1)	In December 2003, Mr. Meshgin was promoted from Vice President and General Manager to President and Chief Operating Officer. Mr. Meshgin’s annual salary in his new position for fiscal year 2004 is $173,000.

The compensation set forth under the column “All Other Compensation” represents a car allowance paid to each of the named executive officers.

Options/SAR Grants Table

The following tables set forth certain information for the fiscal year ended September 30, 2003 with respect to stock options granted to and exercised by each of the named executive officers. The percentage of total options granted is based on an aggregate of 300,000 options granted to employees and directors in fiscal year 2003.

	Individual Grants			Expiration Date (2)	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term (3)
Name	Number of Shares Underlying Options Granted	% of Total Options Granted to Employees in 2003	Exercise Price Per Share (1)		5%($)	10%($)
Philip A. Harding	22,500	7.5%	$3.73	12/20/12	52,827	133,874
Reza Meshgin	0	—	—	—	—	—
Craig Riedel	0	—	—	—	—	—
Thomas Lee	0	—	—	—	—	—
Charles Tapscott	0	—	—	—	—	—

(1)	The exercise price for each grant was equal to 100% of the fair market value of our common stock on the date of grant, as determined by our board of directors.
(2)	The options have a term of ten years, subject to earlier termination in certain events related to termination of employment.
(3)	The 5% and 10% assumed rates of appreciation are suggested by the rules of the SEC and do not represent our estimate or projection of the future common stock price. There can be no assurance that any of the values reflected in the table will be achieved.

Aggregated Option/SAR Exercises in 2003 and Fiscal Year-End Option/SAR Values

The following table shows information concerning the number and value of unexercised options held by each of the named executive officers at September 30, 2003 and at March 31, 2004. The table assumes a per-share fair market value equal to $13.00, which is the midpoint of our expected offering range.

Name	Number of Unexercised Options at Fiscal Year-End and at March 31, 2004		Value of Unexercised In-the- Money Options/SARs at Fiscal Year-End
	Exercisable	Unexercisable	Exercisable	Unexercisable
Philip A. Harding	416,700	0	$5,417,100	0
Reza Meshgin	141,900	0	1,844,700	0
Craig Riedel	141,900	0	1,844,700	0
Thomas Lee	141,900	0	1,844,700	0
Charles Tapscott	141,900	0	1,844,700	0

No options were exercised by any of the named executive officers during the fiscal year ended September 30, 2003.

Equity Compensation Plans

1994 Stock Plan

Our 1994 Stock Plan was amended and restated by our board of directors and approved by the stockholders in June 1997.

Under the 1994 Stock Plan, 2,049,750 shares of common stock have been reserved for issuance. As of May 31, 2004, options to purchase a total of 1,783,305 shares of common stock were outstanding under the 1994 Stock Plan at a weighted average exercise price of $3.02 per share. No additional options will be issued under the 1994 Stock Plan following the completion of this offering.

Shares that are subject to options that expire, terminate or are cancelled, or as to which options have not been granted under the 1994 Stock Plan, will not be available for option grants or share issuances under our 2004 Stock Incentive Plan after this offering is completed.

The 1994 Stock Plan provided for the granting of incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, or the IRC, to employees, officers and employee directors and the granting of nonstatutory stock options and stock purchase rights to employees, officers, directors (including non-employee directors) and consultants. The administrator determined the term of the options, which was prohibited from exceeding ten years.

No option may be transferred, other than by will or the laws of descent or distribution. Each option may be exercised during the lifetime of the optionee only by such optionee. Options granted under the 1994 Stock Plan vest based on periods determined by our board of directors, which has been one year for employees with greater than one year of service with us and two years for employees with less than one year of service with us.

The 1994 Stock Plan provides that in the event of a recapitalization, stock split or similar transaction, we will make appropriate adjustments in order to preserve the benefits of options outstanding under the plan. If we are involved in a merger or consolidation, options granted under the 1994 Stock Plan may be terminated immediately prior to the effective date of such transaction, unless the surviving or acquiring company assumes them.

2004 Stock Incentive Plan

General.    The 2004 Stock Incentive Plan is intended to serve as the successor program to our 1994 Stock Plan. The 2004 Stock Incentive Plan was adopted by our board of directors and approved by our stockholders in June 2004, and will become effective upon the completion of this offering.

Administration.    The 2004 Stock Incentive Plan will be administered by our compensation committee. The 2004 Stock Incentive Plan provides for the grant of options to purchase shares of common stock, restricted stock, stock appreciation rights and stock units. Incentive stock options may be granted to employees. Nonstatutory stock options and other stock-based awards may be granted to employees, non-employee directors, advisors and consultants.

The board of directors will be able to amend or modify the 2004 Stock Incentive Plan at any time, with stockholder approval, if required.

Authorized Shares. Under the 2004 Stock Incentive Plan, 2,876,400 shares of common stock have been authorized for issuance. No participant in the 2004 Stock Incentive Plan can receive option grants or stock appreciation rights for more than 1,000,000 shares total in any calendar year. The number of shares reserved for issuance under the 2004 Stock Incentive Plan will be increased on the first day of each of our fiscal years, with the first such increase occurring on October 1, 2005 and the last such increase occurring on October 1, 2014, by the lesser of:

•	500,000 shares;

•	2.0% of our outstanding common stock on the last day of the immediately preceding fiscal year; or

•	the number of shares determined by the board of directors.

Plan Features

Under the 2004 Stock Incentive Plan:

•	The options granted to optionees other than non-employee directors will generally vest as to 25% of the shares one year after the date of grant and as to 1/48 of the shares each month thereafter.

•	Nondiscretionary, automatic grants of nonstatutory stock options will be made to non-employee directors. An non-employee director will be granted automatically an initial option to purchase 20,000 shares upon first becoming a member of our board of directors. The initial option vests and becomes exercisable over four years, with the first 25% of the shares subject to the initial option vesting on the first anniversary of the date of grant date and the remainder vesting monthly thereafter. Immediately after each of our regularly scheduled annual meeting of stockholders, each non-employee director will be granted automatically a nonstatutory option to purchase 10,000 shares of our common stock, provided the director has served on our board for at least six months. Each annual option will be fully vested and exercisable on the first anniversary of the date of grant. The options granted to non-employee directors will have a per share exercise price equal to 100% of the fair market value of the underlying shares on the date of grant, and will become fully vested if we are subject to a change of control.

•	Generally, if we merge or engage in a similar type of transaction with or into another corporation, we may accelerate the vesting or exercisability of outstanding options and terminate any unexercised options unless they are assumed or substituted for by any surviving entity or a parent or subsidiary of the surviving entity.

•	The plan terminates ten years after its initial adoption, unless earlier terminated by the board of directors. The board of directors may amend or terminate the plan at any time, subject to stockholder approval where required by applicable law. Any amendment or termination may not impair the rights of holders of outstanding awards without their consent.

401(k) Plan

We have established a tax-qualified employee savings and retirement plan for which our employees are generally eligible. Under our 401(k) Plan, employees may elect to reduce their compensation and have the amount of this reduction contributed to the 401(k) Plan. We make matching contributions. The 401(k) Plan is intended to qualify under Section 401(a) of the IRC so that contributions to the 401(k) Plan and income earned on plan contributions are not taxable to employees until withdrawn from the 401(k) Plan, and so that contributions by us, if any, will be deductible by us when made.

Indemnification Agreements

We intend to enter into agreements to indemnify our directors and executive officers. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers. Our certificate of incorporation and our bylaws will contain provisions that limit the liability of our directors and executive officers to the fullest extent permitted by Delaware law. A description of these provisions is contained under the heading “Description of Common Stock—Limitation of Liability and Indemnification Matters.”

At present, there is no pending litigation or proceeding involving any of our directors, officers, employees or agents where indemnification by us will be required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

We have an insurance policy covering our directors and officers with respect to specified liabilities, including liabilities arising under the Securities Act, or otherwise. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

RELATED PARTY TRANSACTIONS

Sale of Common Stock

In September 2003, we conducted a rights offering with our existing stockholders. WBL Corporation, through its subsidiaries United Wearnes Technology Pte. Ltd. and Wearnes Technology Pte. Ltd., exercised rights to purchase 1,500,000 and 4,972,215 shares of our common stock at a purchase price of $3.86 per share. These shares were issued in October 2003. During the quarter ended December 31, 2003, we recorded a $10.9 million deemed dividend representing the difference between the estimated fair value of our common stock and the purchase price on the date of issuance.

Transactions with Management and Stockholders Holding More Than 5% of Our Outstanding Common Stock

Relationship with WBL Corporation

In 1988, WBL Corporation acquired a controlling interest in us. In 1997, to assist us with capital requirements for MFC 1, we conducted a rights offering among our existing stockholders. Upon the completion of that offering, WBL Corporation owned approximately 72% of our outstanding common stock. In 2002, we formed MFC 2 to expand our manufacturing and assembly capacity. To finance the capital expenditures required to construct and equip MFC 2, we conducted the September 2003 rights offering among our existing stockholders. Upon the completion of that offering, WBL Corporation beneficially owned approximately 81% of our outstanding common stock.

After completion of this offering, WBL Corporation will beneficially own 64% of our outstanding common stock and 62% if the underwriters exercise their over-allotment option in full. Set forth below is a brief description of the existing relationships and agreements between us and WBL Corporation.

In September 2000, we sold our 2% ownership interest and option to purchase an additional 40% ownership in MFS Technology Ltd., a subsidiary of WBL Corporation and one of our direct competitors, to WBL Corporation for $814,000. Payment for the transaction was received in October 2000. For the fiscal year ended September 30, 2001, we recorded a management fee in the amount of $283,000 payable from us to WBL Corporation. For the fiscal year ended September 30, 2002, we recorded a management fee in the amount of $311,000 payable from us to WBL Corporation. For the fiscal year ended September 30, 2003, we recorded a management fee in the amount of $375,000 payable from us to WBL Corporation. For the six months ended March 31, 2004, we have accrued a management fee expense to be paid to Wearnes Technology Pte. Ltd., a subsidiary of WBL Corporation, in the amount of $194,000. The management services provided by Wearnes Technology Pte. Ltd. included the participation and representation of two WBL Corporation employees on our board of directors, services connected with the sourcing of credit facilities, consolidation services and consulting services for our China operations. In addition, we recorded interest expense of $65,000 on deposits received from WBL Corporation, $72,000 for the purchase of software and maintenance and $40,000 for internal audit fees from WBL Corporation.

As of the closing of this offering, we no longer will be paying Wearnes Technology Pte. Ltd. for management services; however, in connection with this offering, we are entering into an agreement with a subsidiary of WBL Corporation, Wearnes Brothers Services (Private) Limited, or Wearnes Brothers, pursuant to which it will agree to provide certain corporate administrative, legal and accounting services to us at our request. Under the agreement, Wearnes Brothers will invoice us at contractually agreed upon prices if we elect to use any of these services. In general, these prices are set at a 5% premium to Wearnes Brothers’ cost for the services. In addition, under the agreement, Wearnes Brothers will agree to maintain the confidentiality of information about us that it receives in connection with the performance by Wearnes Brothers of its management services under the agreement and not to share any such information with any third party, including MFS. We do not expect to make any significant payments to WBL Corporation or Wearnes Brothers for management services in the immediate future.

In each of July, August and September 2003, we received a deposit of $5.0 million from WBL Corporation. The deposits were advanced in anticipation of payment for the purchase of common stock, which occurred in October 2003. Interest expense of $65,000 was paid to WBL Corporation on amounts advanced prior to the issuance of the common stock at a rate of 3% per annum.

In November 2003, we executed a $25.0 million credit facility with Norddeutsche. Our facility with Norddeutsche is guaranteed in full by WBL Corporation. In connection with this offering, the credit facility will be reduced to $15.0 million and WBL Corporation’s guarantee will be reduced to an amount equal to the percentage of our outstanding stock owned by WBL Corporation, which will be 64% as of the completion of this offering assuming the underwriters do not exercise their over-allotment option and 62% if the underwriters exercise their over-allotment option in full; however, at no time can WBL Corporation’s guarantee be reduced to below 40% of the outstanding balance of the credit facility, even if it owns less than 40% of our outstanding common stock. For additional information regarding our facility with Norddeutsche, see “Management’s Discussion and Analysis—Liquidity and Capital Reserves—Credit Facilities.”

In connection with this offering, we are entering into a Stockholders Agreement with WBL Corporation. Under the terms of the agreement, WBL Corporation will agree, among other things:

•	not to nominate more than one-third of our directors (with such number being rounded down if the number of authorized directors, divided by three, results in a fraction);

•	not to acquire shares of our common stock or other securities without the approval of our board of directors; and

•	not to enter into any agreement that imposes any restrictions on our operations or business.

The Stockholders Agreement will terminate when WBL Corporation no longer owns at least one-third of our outstanding common stock, measured on a fully diluted basis.

During the fiscal year ended September 30, 2002, we recognized rental income from Wearnes Hollingsworth Corporation, an affiliate of WBL Corporation, in the amount of $75,000, as consideration for the storage of certain assets at our facility. In addition, for the fiscal years ended September 30, 2002 and 2003, we recorded liabilities in the amount of $726,000 and $8,000 pursuant to a tax sharing agreement between us and Wearnes Hollingsworth Corporation with respect to the filing of combined California income tax returns for the years ended September 30, 1997 through 2003. Pursuant to the tax sharing agreement, tax liability and refunds are allocated between us and Wearnes Hollingsworth Corporation.

From time to time, we purchase and sell raw materials related to the production of flexible printed circuits to and from WBL Corporation and its affiliates, including our competitor MFS. During the fiscal years ended September 30, 2001, 2002, 2003 and the six months ended March 31, 2004, we purchased $2.7 million, $351,000, $1.2 million and $3.6 million of such materials from these entities. During the same periods, we sold $196,000, $50,000, $62,000 and $520,000 of such materials to these entities.

As of March 31, 2004, we owed a total of $4.1 million to WBL Corporation and its affiliates. We owed MFS Technology Ltd. $3.5 million for the purchase of flexible printed circuit boards, $324,000 to Wearnes Hollingsworth Corporation under the tax sharing agreement and $284,000 to Wearnes Technology Pte. Ltd. for management fees, accrued interest, internal audit fees and software and maintenance purchases. These amounts represent trade payables due within 60 days; therefore, we are not charged interest.

Kevin Lew, the chief financial officer of WBL Corporation, and Huat-Seng Lim, Ph.D., the group general manager of Wearnes Technology Pte. Ltd., a subsidiary of WBL Corporation, are members of our board of directors.

We believe that the commercial transactions described above were made or entered into on terms that are no less favorable to us than those we could obtain from unaffiliated third parties.

Relationships with Directors and Executive Officers

During the fiscal year ended September 30, 2001, David Hsu, M.D., our former Chairman of the Board and one of our current directors, received a monthly consulting fee of $7,000 pursuant to a consulting arrangement with us. In November 2001, the consulting fee was increased to $9,000 per month, which he continued to receive through the fiscal years ended September 30, 2002 and 2003 and the first two quarters of the fiscal year 2004. In connection with this offering, Dr. Hsu will resign from our board of directors and will become our Chairman Emeritus. In this capacity, Dr. Hsu will attend meetings of our board of directors in a non-voting capacity. We have entered into a new consulting agreement with Dr. Hsu, to become effective upon the completion of this offering, pursuant to which we have agreed to pay Dr. Hsu a consulting fee equal to $9,000 per month in exchange for consulting services that Dr. Hsu will provide to us. Under the agreement, Dr. Hsu will serve as our Chairman Emeritus and will be available 40 hours per month for consultation by our executive team and members of our board of directors. The agreement has a term of two years. In addition, in past fiscal years, we paid commissions to Golden Field Company, Inc., a sales representative firm owned and controlled by Dr. Hsu and his wife, in amounts less than $5,000. Commissions were paid for services provided to secure and support customer orders.

During the fiscal years ended September 30, 2001, 2002 and 2003, Mr. Dadamo, a member of the board of directors, received a monthly consulting fee of $3,000 pursuant to a consulting arrangement with us. In connection with this offering, we have terminated our consulting arrangement with Mr. Dadamo.

Philip A. Harding, our Chairman and Chief Executive Officer, served as Chief Executive Officer, and Craig Riedel, our Chief Financial Officer, served as Chief Financial Officer of Wearnes Hollingsworth Corporation, a subsidiary of WBL Corporation. Neither Mr. Harding nor Mr. Riedel received any compensation for their services. Mr. Harding and Mr. Riedel resigned from their positions at Wearnes Hollingsworth Corporation effective as of March 30, 2004.

Loans to Directors or Executive Officers

We do not have any outstanding loans to any of our directors or executive officers.

Indemnification Agreements

We intend to enter into indemnification agreements with each of our directors and executive officers. These agreements will require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We also intend to enter into indemnification agreements with our future directors and executive officers.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information as of May 31, 2004 about the number of shares and the percentage of common stock beneficially owned before and after the completion of this offering by:

•	each of our directors and the named executive officers;

•	each person known to us to be the beneficial owner of more than 5% of our common stock;

•	all of our directors, director nominees and executive officers as a group; and

•	each selling stockholder.

We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws.

For purposes of the table below, we have assumed that 18,257,835 shares of common stock are issued and outstanding prior to the completion of this offering and 23,257,835 shares of common stock issued and outstanding upon completion of this offering. In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed outstanding shares of common stock subject to all derivative securities held by that person that are currently exercisable or exercisable within 60 days of May 31, 2004. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

Name and Address of Beneficial Owner (1)	Number of Shares of Common Stock Beneficially Owned	Number of Shares of Common Stock to be Sold in the Offering	Percentage of Common Stock Beneficially Owned
			Before Offering	After Offering

Stockholders Owning More Than 5% of Our Common Stock:
Entities affiliated with WBL Corporation (2)	14,839,545	0	81.2%	63.7%
Directors and Named Executive Officers:
Philip A. Harding (3)	637,785	0	3.4%	2.7%
Reza Meshgin (4)	141,900	0	*	*
Craig Riedel (4)	141,900	0	*	*
Thomas Lee (5)	164,400	0	*	*
Charles Tapscott (4)	141,900	0	*	*
Richard J. Dadamo (6)	37,500	0	*	*
David Hsu, M.D. (7)	756,435	0	4.1%	3.2%
Kevin Lew (8)	14,817,045	0	81.2%	63.7%
Huat-Seng Lim, Ph.D (9)	14,839,545	0	81.2%	63.7%
Sanford L. Kane	0	0	*	*
Ronald E. Ragland	0	0	*	*
Sam Yau	0	0	*	*
All directors, director nominees and executive officers as a group (12 persons) (10)	16,861,365	0	85.7%	68.7%

Selling Stockholders:
Kooi-Wham and Lanfong Chan	128,325	128,325	*	*
Irene Chang	5,640	5,640	*	*
Carol Chiu (11)	257,190	257,190	1.4%	*
High Tech Investment (12)	123,630	123,630	*	*
Alice Hsu	48,705	48,705	*	*
Elsa Hsu	48,705	48,705	*	*
Chung and Hai Lun Hsu (11)	34,755	7,500	*	*
Hsu-Hui Hsing and Sun-Yun Hsing	6,600	3,300	*	*
Robby Huybrechts	30,000	30,000	*	*
Dennis Wai Tak Lee and Margaret Chui Lee	65,190	15,000	*	*
Henry Li	7,500	7,500	*	*
Chau-Chi and Su Ching Lin	66,420	7,500	*	*
Siok Hian Ngo Sabido	12,000	12,000	*	*
Peter Sun	33,885	11,885	*	*
Lynn Noel Yuan	9,300	9,300	*	*
All selling stockholders as a group	877,845	716,180	5.2%	1.3%

*	Represents beneficial ownership of less than 1%.

(1)	Unless otherwise noted, the address of each beneficial owner listed in the table is: c/o Multi-Fineline Electronix, Inc., 3140 East Coronado Street, Suite A, Anaheim, California 92806.

(2)	Represents 3,000,000 shares held by United Wearnes Technology Pte. Ltd. and 11,817,045 shares held by Wearnes Technology Pte. Ltd., each of which are subsidiaries of WBL Corporation, and 22,500 shares subject to an option held by Huat-Seng Lim, Ph.D., one of our directors, that is exercisable within 60 days of April 30, 2004. Dr. Lim is the Group General Manager of Wearnes Technology Pte. Ltd and Kevin Lew, one of our directors, is the Chief Financial Officer of WBL Corporation. The principal business address for United Wearnes Technology Pte. Ltd. and Wearnes Technology Pte. Ltd. is Wearnes Technology Building, 801 Lorong #07-00, Toa Payoh, Singapore 319319. We have been advised by WBL Corporation that Dr. Lim and Mr. Lew have the authority to vote our shares of common stock; however, prior to voting our shares of common stock on any significant matter or disposing of our shares of common stock, the approval of WBL Corporation’s board of directors, and in certain instances as required by the rules of the Singapore Exchange, the approval of the stockholders of WBL Corporation, must be obtained.

(3)	Includes 221,085 shares held of record by the Philip A. Harding and Barbara R. Harding Family Trust dated January 18, 1994 and 416,700 shares subject to an option held by Mr. Harding that is exercisable within 60 days of May 31, 2004.

(4)	Consists of 141,900 shares subject to an option that is immediately exercisable.

(5)	Includes 22,500 shares held of record and 141,900 shares subject to an option that is immediately exercisable.

(6)	Includes 37,500 shares subject to an option that is exercisable within 60 days of May 31, 2004.

(7)	Includes 373,800 shares held of record by Golden Field, a corporation owned and controlled by Dr. Hsu, 123,630 shares held of record by High Tech Investment, of which Dr. Hsu is a General Partner and 259,005 shares subject to an option that is exercisable within 60 days of May 31, 2004. The shares held by High Tech Investment are being sold in the offering – see note 12 below.

(8)	Represents 14,817,045 shares held by the entities affiliated with WBL Corporation, as set forth in footnote 2. Mr. Lew holds voting and dispositive power over these shares. Mr. Lew is the Group General Manager (Finance) of WBL Corporation. Mr. Lew disclaims beneficial ownership of the securities held by the entities affiliated with WBL Corporation.

(9)	Represents 14,817,045 shares held by the entities affiliated with WBL Corporation, as set forth in footnote 2, and 22,500 shares subject to an option held by Huat-Seng Lim, Ph.D., one of our directors, that is exercisable within 60 days of May 31, 2004. Dr. Lim holds voting and dispositive power over these shares. Dr. Lim is the Group General Manager of Wearnes Technology Pte. Ltd., a subsidiary of WBL Corporation. Dr. Lim disclaims beneficial ownership of the securities held by the entities affiliated with WBL Corporation.

(10)	Includes 259,005 shares subject to an option held by Dr. Hsu, 22,500 shares subject to an option held by Dr. Lim, 416,700 shares subject to an option held by Mr. Harding, 141,900 shares subject to options held by each of Messrs. Meshgin, Riedel, Lee and Tapscott and 37,500 shares subject to an option held by Mr. Dadamo. Each of these options is exercisable in full within 60 days of May 31, 2004. Effective upon the completion of this offering, we will have seven directors (including our chief executive officer) and four executive officers (in addition to our chief executive officer) and Dr. Hsu will resign from our board and become our Chairman Emeritus.

(11)	Excludes shares held by High Tech Investment as to which several of the selling stockholders may have a beneficial or other economic interest.

(12)	High Tech Investment is a California limited partnership that has three general partners, Dr. Hsu, Lucia Liu and Michael A. Sein, M.D., each of whom has voting and dispositive power over these shares. There are 34 limited partners of High Tech Investment, including the following selling stockholders: Carol Chiu, Chung and Hai Lun Hsu and Jeff Che-Kuang Lin and Irene Li-Ju Chin Lin.

DESCRIPTION OF CAPITAL STOCK

General

Upon completion of this offering, our authorized capital stock will consist of 100,000,000 shares of common stock, $0.0001 par value per share, and 5,000,000 shares of preferred stock, $0.0001 par value per share. The following describes our common stock and preferred stock and certain provisions of our certificate of incorporation and our bylaws as will be in effect upon the completion of this offering. This description is only a summary. You should also refer to the certificate of incorporation and the bylaws that have been filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part.

As of May 31, 2004, there were 18,257,835 shares of common stock outstanding held by 69 stockholders of record.

Common Stock

Voting Rights

Each holder of common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. We have not provided for cumulative voting for the election of directors in our certificate of incorporation. This means that the holders of a majority of the shares voted can elect all of the directors then standing for election.

So long as a single or related group of stockholders owns at least one-third of our outstanding common stock, a transaction between us and any person or entity in which such stockholder or stockholders have a material interest, if required under applicable federal and state law and/or Nasdaq rules to be approved by our stockholders, will require approval of a majority of the outstanding shares not held by such interested stockholders present in person or by proxy at the meeting of stockholders at which a quorum is present held with respect to such transaction.

Dividend Rights

Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of our common stock are entitled to receive dividends out of assets legally available at the times and in the amounts that our board of directors may determine from time to time.

No Preemptive, Conversion or Redemption Rights

Our common stock is not entitled to preemptive rights and is not subject to conversion or redemption.

Right to Receive Liquidation Distributions

Upon our liquidation, dissolution or winding-up, the holders of common stock are entitled to share in all assets remaining after payment of all liabilities and the liquidation preferences of any outstanding preferred stock. Each outstanding share of common stock is and all shares of common stock to be issued in this offering when they are paid for will be, fully paid and nonassessable.

Preferred Stock

Upon completion of this offering, our board of directors will be authorized, subject to limitations imposed by Delaware law, to issue up to a total of 5,000,000 shares of preferred stock in one or more series, without stockholder approval. Our board is authorized to establish from time to time the number of shares to be included in each series, and to fix the rights, preferences and privileges of the shares of each wholly unissued series and any of its qualifications, limitations or restrictions. Our board of directors can also increase or decrease the number of shares of any series, but not below the number of shares of that series then outstanding, without any further vote or action by the stockholders.

The board of directors may authorize the issuance of preferred stock with voting or conversion rights that could harm the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of us and might harm the market price of our common stock and the voting and other rights of the holders of common stock. We have no current plans to issue any shares of preferred stock.

Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws

The provisions of Delaware law, our certificate of incorporation and our bylaws described below may have the effect of delaying, deferring or discouraging another party from acquiring control of us.

Delaware Law

We will be subject to the provisions of Section 203 of the Delaware General Corporation Law, or Delaware law, regulating corporate takeovers. In general, these provisions prohibit a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:

•	the transaction is approved by the board of directors before the date the interested stockholder attained that status;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

•	on or after the date the business combination is approved by the board of directors and authorized at a meeting of stockholders by at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines “business combination” to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by any of these entities or persons.

A Delaware corporation may opt out of this provision either with an express provision in its original certificate of incorporation or in an amendment to its certificate of incorporation or bylaws approved by its stockholders. However, we have not opted out of this provision. The statute could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire us.

Charter and Bylaws

Following the completion of this offering, our certificate of incorporation and bylaws will provide that:

•	no action can be taken by stockholders, except at an annual or special meeting of the stockholders called in accordance with our bylaws, and stockholders may not act by written consent;

•	our board of directors will be expressly authorized to make, alter or repeal our bylaws;

•	our board of directors will have the ability to change the size of the board of directors and fill vacancies on the board of directors created by the death, incapacity or resignation of a director or an increase in the size of the board of directors without stockholder approval;

•	stockholders may not call special meetings of the stockholders or fill vacancies on the board;

•	our board of directors will be divided into three classes serving staggered three year terms, with one class of directors being elected at each annual meeting of stockholders and the other classes continuing for the remainder of their respective terms;

•	our board of directors will be authorized to issue preferred stock without stockholder approval; and

•	we will indemnify officers and directors against losses that they may incur in investigations and legal proceedings resulting from their services to us, which may include services in connection with takeover defense measures.

In addition, so long as a single or related group of stockholders continue to own at least one-third of our outstanding common stock, a transaction between us and any person or entity in which such stockholder or stockholders have a material interest, if required under applicable federal and state law and/or Nasdaq rules to be approved by our stockholders, will require approval of a majority of the outstanding shares not held by such interested stockholders present in person or by proxy at the meeting of stockholders held with respect to such transaction.

Limitation of Liability and Indemnification Matters

Our certificate of incorporation limits the liability of our directors for monetary damages for breach of their fiduciary duty as directors, except for liability that cannot be eliminated under Delaware law. Under Delaware law, our directors have a fiduciary duty to us which will not be eliminated by this provision in our certificate of incorporation. In addition, each of our directors will continue to be subject to liability under Delaware law for breach of the director’s duty of loyalty to us for acts or omissions which are found by a court of competent jurisdiction to be not in good faith or which involve intentional misconduct or knowing violations of law for actions leading to improper personal benefit to the director and for payment of dividends or approval of stock repurchases or redemptions that are prohibited by Delaware law. This provision does not affect the directors’ responsibilities under any other laws, such as the Federal securities laws.

Delaware law provides that directors of a company will not be personally liable for monetary damages for breach of their fiduciary duty as directors, except for liability for the following:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or unlawful stock repurchases or redemptions; or

•	any transaction from which the director derived an improper personal benefit.

Any amendment or repeal of these provisions requires the approval of the holders of shares representing at least two-thirds of our shares entitled to vote in the election of directors, voting as one class.

Delaware law provides that the indemnification permitted thereunder shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under our bylaws, any agreement, a vote of stockholders or otherwise. Our certificate of incorporation and bylaws will eliminate the personal liability of directors to the maximum extent permitted by Delaware law. In addition, our certificate of incorporation and bylaws will provide that we may fully indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (whether civil, criminal, administrative or investigative) by reason of the fact that such person is or was one of our directors, officers, employees or other agents, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding.

We intend to enter into separate indemnification agreements with our directors and executive officers that could require us, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. We believe that the limitation of liability provision in our certificate of incorporation and the indemnification agreements will facilitate our ability to continue to attract and retain qualified individuals to serve as directors and officers. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions, regardless of whether Delaware law would permit indemnification. We have purchased liability insurance for our officers and directors.

At present, there is no pending litigation or proceeding involving any director, officer, employee or agent as to which indemnification will be required or permitted under our certificate of incorporation. We are not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

Nasdaq Symbol

We have applied to list our common stock for quotation on The Nasdaq National Market under the symbol “MFLX.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is EquiServe Trust Company, N.A.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. We cannot predict the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our common stock in the public market after the restrictions lapse, or the perception that those sales may occur, could cause the prevailing market price to decrease or to be lower than it might be in the absence of those sales of perceptions.

Sale of Restricted Shares

Upon completion of this offering and excluding the shares sold in the over-allotment option, if any, we will have outstanding 23,257,835 shares of common stock. Of these shares, 6,068,595 shares of common stock will be freely tradable, other than by any of our “affiliates” as defined in Rule 144(a) under the Securities Act, without restriction or registration under the Securities Act. In addition, 250,000 shares sold in this offering to participants in our directed share program will be freely tradable subject to lock-up agreements that some of the participants will be required to sign, as described below under “Lock-Up Agreements.” All remaining shares were issued and sold by us in private transactions and are eligible for public sale if registered under the Securities Act or sold in accordance with Rule 144 or Rule 701 under the Securities Act. These remaining shares are “restricted shares” within the meaning of Rule 144 under the Securities Act.

Lock-Up Agreements

Our directors, executive officers and holders of our common stock or options to acquire our common stock who collectively beneficially own an aggregate of 17,000,205 shares of our outstanding common stock, have agreed that they will not sell any common stock owned by them without the prior written consent of Needham & Company, Inc. for a period of 180 days from the date of this prospectus. To the extent shares are released before the expiration of the lock-up period and these shares are sold into the market, the market price of our common stock could decline. As a result of the lock-up agreements described above and the provisions of Rules 144, 144(k) and 701, the restricted shares will be available for sale in the public market as follows:

•	6,318,595 shares will be eligible for sale immediately following the date of this prospectus, except that up to 250,000 shares will be subject to lock-ups as described in the last bullet below;

•	18,722,545 shares, including shares subject to unexercised options outstanding as of May 31, 2004, will be eligible for sale upon the expiration of the lock-up agreements, described above, beginning 180 days after the date of this prospectus but subject to compliance with certain volume limitations under SEC Rule 144, as described below; and

•	participants in our directed share program purchasing greater than $100,000 of our common stock or who are our affiliates will be required, as a condition to their participation, to enter into an agreement not to sell such shares without the prior written consent of Needham & Company, Inc. for a period of 90 days from the date of this prospectus.

In addition, we have entered into a Stockholders Agreement with WBL Corporation, pursuant to which it has agreed not to acquire any additional shares of our common stock or other securities without the consent of our board of directors. See “Related Party Transactions.”

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person deemed to be our affiliates, or a person holding restricted shares who beneficially owns shares that were not acquired from us or our affiliate within the previous one year, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the then outstanding shares of common stock, or approximately 232,578 shares immediately after this offering, assuming no exercise of the underwriters’ over-allotment option; or

•	the average weekly trading volume of the common stock during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Sales under Rule 144, however, are subject to specific manner of sale provisions, notice requirements and the availability of current public information about our company. As of the date of the prospectus, there are 16,939,240 shares that will be eligible for sale under Rule 144 beginning 180 days after the date of the prospectus. We cannot estimate the number of shares of common stock our existing stockholders will sell under Rule 144 as this will depend on the market price of our common stock, the personal circumstances of the stockholders and other factors.

Rule 144(k)

Under Rule 144(k), in general, a stockholder who has beneficially owned shares of our common stock for at least two years and who is not deemed to have been an affiliate of our company at any time during the immediately preceding 90 days may sell shares without complying with the manner of sale provisions, notice requirements, public information requirements or volume limitations of Rule 144. Affiliates of our company, however, must always sell pursuant to Rule 144, even after the otherwise applicable Rule 144(k) holding period have been satisfied.

Stock Options

We intend to file a registration statement on Form S-8 under the Securities Act covering 1,783,305 shares of common stock reserved for issuance under our 1994 Stock Plan and 2,876,400 shares of common stock reserved for issuance under our 2004 Stock Incentive Plan. Accordingly, shares of common stock registered under this registration statement will be available for sale in the open market upon exercise by the holders, unless those shares are subject to vesting restrictions with us or the contractual restrictions described above.

UNDERWRITING

We and the selling stockholders have entered into an underwriting agreement with the underwriters named below. Needham & Company, Inc. is acting as the representative of the underwriters. The underwriters’ obligations are several, which means that each underwriter is required to purchase a specific number of shares, but is not responsible for the commitment of any other underwriter to purchase shares. Subject to the terms and conditions of the underwriting agreement, each underwriter has severally agreed to purchase from us and the selling stockholders the number of shares of common stock set forth opposite its name below.

Underwriters	Number of Shares
Needham & Company, Inc.
Robert W. Baird & Co. Incorporated
Wells Fargo Securities, LLC

Total	5,716,180

The representative has advised us and the selling stockholders that the underwriters propose to offer the shares of common stock to the public at the public offering price per share set forth on the cover page of this prospectus. The underwriters may offer shares to securities dealers, who may include the underwriters, at that public offering price less a concession of up to $             per share. The underwriters may allow, and those dealers may reallow, a concession to other securities dealers of up to $             per share. After the offering to the public, the offering price and other selling terms may be changed by the representatives.

We have granted an option to the underwriters to purchase up to 846,500 additional shares of common stock at the public offering price per share, less the underwriting discounts and commissions, set forth on the cover page of this prospectus. This option is exercisable during the 30-day period after the date of this prospectus. The underwriters may exercise this option only to cover over-allotments made in connection with this offering. If this option is exercised, each of the underwriters will purchase approximately the same percentage of the additional shares as the number of shares of common stock to be purchased by that underwriter, as shown in the table above, bears to the total shown.

The following table shows the per share and total underwriting discount to be paid to the underwriters by us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

Total
	Per Share	No Exercise	Full Exercise
Paid by Multi-Fineline Electronix, Inc.	$	$	$
Paid by selling stockholders

We will pay the expenses of the offering on behalf of the selling stockholders, excluding the underwriting discounts and commissions. We estimate that the total expenses of the offering, excluding the underwriting discounts and commissions, will be approximately $1,500,000.

The underwriting agreement provides that we and the selling stockholders will indemnify the underwriters against certain liabilities that may be incurred in connection with this offering, including liabilities under the Securities Act, or to contribute payments that the underwriters may be required to make in respect thereof.

We have agreed not to offer, sell, contract to sell, grant options to purchase, or otherwise dispose of any shares of our common stock or securities exchangeable for or convertible into our common stock for a period of 180 days after the date of this prospectus without the prior written consent of Needham & Company, Inc. This agreement does not apply to any existing employee benefit plans. Our directors, officers and holders of our common stock, who collectively hold in the aggregate 16,999,715 shares of common stock, have agreed not to, directly or indirectly, sell, hedge, or otherwise dispose of any shares of common stock, options to acquire shares of common stock or securities exchangeable for or convertible into shares of common stock, for a period of 180 days after the date of this prospectus without the prior written consent of Needham & Company, Inc. Needham & Company, Inc. may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to these lock-up agreements. See “Shares Eligible for Future Sale.”

The representative has informed us that they do not expect sales by the underwriters to discretionary accounts to exceed 5% of the total number of shares offered.

In connection with this offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock. Specifically, the underwriters may over-allot in connection with this offering by selling more shares than are set forth on the cover page of this prospectus. This creates a short position in our common stock for their own account. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. To close out a short position or to stabilize the price of our common stock, the underwriters may bid for, and purchase, common stock in the open market. The underwriters may also elect to reduce any short position by exercising all or part of the over-allotment option. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter or dealer repays selling concessions allowed to it for distributing our common stock in this offering because the underwriters repurchase that stock in stabilizing or short covering transactions.

Finally, the underwriters may bid for, and purchase, shares of our common stock in market making transactions.

These activities may stabilize or maintain the market price of our common stock at a price that is higher than the price that might otherwise exist in the absence of these activities. The underwriters are not required to engage in these activities, and may discontinue any of these activities at any time without notice. These transactions may be effected on The Nasdaq National Market, or otherwise.

Prior to this offering, there has been no public market for our common stock. Consequently, the initial public offering price will be determined by negotiations among us, the selling stockholders and the representatives. Among the factors to be considered in these negotiations are:

•	our history and prospects and the history and prospect of the industry in which we compete;

•	an assessment of our management;

•	our past and present operations;

•	our past and present earnings and the trend of those earnings;

•	our prospects for future earnings;

•	our present state of development;

•	the general condition of the securities markets at the time of the offering; and

•	the market prices of and demand for publicly traded common stock of comparable companies in recent periods.

The underwriters have reserved for sale up to 250,000 shares for employees, directors and other persons associated with us. These reserved shares will be sold at the initial public offering price that appears on the cover page of this prospectus. The number of shares available for sale to the general public in this offering will be reduced to the extent these reserved shares are purchased by those persons. The underwriters will offer to the general public, on the same terms as other shares offered by this prospectus, any reserved shares that are not purchased by those persons. Participants in our directed share program purchasing greater than $100,000 of our common stock or who are affiliates will be required, as a condition to their participation, to enter into an agreement not to sell their shares without the prior written consent of Needham & Company, Inc., for a period of 90 days from the date of this prospectus.

LEGAL MATTERS

Selected legal matters with respect to the validity of the common stock offered by this prospectus will be passed upon for us by Pillsbury Winthrop LLP, Palo Alto, California. Selected legal matters relating to the offering will be passed upon for the underwriters by Clifford Chance US LLP, New York, New York.

EXPERTS

The consolidated financial statements as of September 30, 2002 and 2003 and for each of the three years in the period ended September 30, 2003 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement under the Securities Act with respect to the common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. Please refer to the registration statement, exhibits and schedules for further information with respect to the common stock offered by this prospectus. Statements contained in this prospectus regarding the contents of any contract or other document are not necessarily complete. With respect to any contract or document filed as an exhibit to the registration statement, you should refer to the exhibit for a copy of the contract or document, and each statement in this prospectus regarding that contract or document is qualified by reference to the exhibit. A copy of the registration statement and its exhibits and schedules may be inspected without charge at the SEC’s public reference room, located at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings, including this registration statement, are also available to the public on the SEC’s website at www.sec.gov.

Upon completion of this offering, we will be subject to the information and reporting requirements of the Securities Exchange Act and, in accordance therewith, will file periodic reports, proxy statements and other information with the SEC. Such periodic reports, proxy statements and other information will be available for inspection at the public reference room and website of the SEC referred to above. We maintain a website at www.mflex.com. You may access our periodic reports and any amendments to those reports filed with the SEC pursuant to Section 13(a) or 15(d) of the Securities Exchange Act at our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The reference to our website does not constitute incorporation by reference of the information contained therein.

MULTI-FINELINE ELECTRONIX, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of September 30, 2002 and 2003 and March 31, 2004 (Unaudited)	F-3
Consolidated Statements of Income for the Years Ended September 30, 2001, 2002 and 2003 and the Six Months Ended March 31, 2003 and 2004 (Unaudited)	F-4
Consolidated Statements of Stockholders’ Equity for the Years Ended September 30, 2001, 2002 and 2003 and the Six Months Ended March 31, 2004 (Unaudited)	F-5
Consolidated Statements of Cash Flows for the Years Ended September 30, 2001, 2002 and 2003 and the Six Months Ended March 31, 2003 and 2004 (Unaudited)	F-6
Notes to Consolidated Financial Statements	F-7
Schedule II—Consolidated Valuation and Qualifying Accounts and Reserves for the Years Ended September 30, 2001, 2002 and 2003	F-27

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders

    of Multi-Fineline Electronix, Inc.

The reincorporation in Delaware and the 15 for 1 stock split described in Note 1 to the consolidated financial statements have not been consummated. When they have been consummated, we will be in a position to furnish the following report:

“In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Multi-Fineline Electronix, Inc. and its subsidiaries at September 30, 2002 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2003 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.”

/s/    PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Orange County, California

April 5, 2004, except for Note 14, as to

    which the date is April 12, 2004,

    and the reincorporation and stock

    split described in Note 1, as to which

    the date is May 28, 2004

MULTI-FINELINE ELECTRONIX, INC.

CONSOLIDATED BALANCE SHEETS

(In Thousands, Except Share Data)

	September 30,		March 31, 2004
	2002	2003
			(unaudited)
ASSETS
Cash and cash equivalents	$4,349	$5,211	$9,147
Restricted cash	—	133	133
Accounts receivable, net of allowances of $267, $379 and $300 (unaudited)	17,774	20,987	37,907
Inventories	12,364	21,929	28,292
Due from affiliates	83	1	6
Deferred taxes	1,050	1,826	1,873
Other current assets	190	393	388

Total current assets	35,810	50,480	77,746
Property, plant and equipment, net	20,153	42,340	54,437
Restricted cash	118	121	121
Other assets	3,712	5,788	2,122

Total assets	$59,793	$98,729	$134,426

LIABILITIES AND STOCKHOLDERS’ EQUITY
Accounts payable	$11,340	$21,015	$18,273
Accrued liabilities	4,924	4,838	6,926
Due to affiliates	409	1,334	4,069
Line of credit	500	5,085	16,000
Current portion of note payable	—	253	7,602
Income taxes payable	643	299	1,956
Other liabilities	726	—	—

Total current liabilities	18,542	32,824	54,826
Deposits from Wearnes for purchase of common stock	—	15,000	—
Note payable, net of current portion	—	4,358	—
Other liabilities	48	78	88
Deferred taxes	412	983	960

Total liabilities	19,002	53,243	55,874

Commitments and contingencies (Note 10)
Stockholders’ equity
Common stock—par value $0.0001; 15,000,000, 150,000,000 and 150,000,000 shares authorized; 11,720,295, 11,720,295, and 18,257,835 (unaudited) shares issued and outstanding	1	1	2
Additional paid-in capital	8,285	8,429	44,474
Unearned deferred compensation	—	(14)	—
Retained earnings	32,562	37,139	34,167
Accumulated other comprehensive loss	(57)	(69)	(91)

Total stockholders’ equity	40,791	45,486	78,552

Total liabilities and stockholders’ equity	$59,793	$98,729	$134,426

The accompanying notes are an integral part of these consolidated financial statements.

MULTI-FINELINE ELECTRONIX, INC.

CONSOLIDATED STATEMENTS OF INCOME

(In Thousands, Except Per Share and Share Data)

	Years Ended September 30,			Six Months Ended March 31,
	2001	2002	2003	2003	2004
				(Unaudited)
Net sales	$84,640	$110,537	$129,415	$63,989	$109,966
Cost of sales	66,024	90,553	107,418	51,935	88,695

Gross profit	18,616	19,984	21,997	12,054	21,271

Operating expenses
Sales and marketing	4,895	4,880	5,621	2,680	3,778
General and administrative (includes stock-based compensation expense of $226 and $130 in 2001 and 2003 and $101 (unaudited) and $14 (unaudited) in March 2003 and 2004)	6,429	7,254	8,669	4,186	5,673

Total operating expenses	11,324	12,134	14,290	6,866	9,451

Operating income	7,292	7,850	7,707	5,188	11,820
Other (income) expense, net
Loss from equity method investee, net	18	189	441	205	205
Interest expense	254	130	321	116	405
Interest income	—	(30)	(11)	—	(27)
Other expense	23	—	84	59	54

Income before provision for income taxes	6,997	7,561	6,872	4,808	11,183
Provision for income taxes	(2,221)	(2,594)	(2,295)	(1,605)	(3,281)

Net income	$4,776	$4,967	$4,577	$3,203	$7,902

Net income per share
Basic	$0.41	$0.42	$0.39	$0.27	$0.45
Diluted	$0.41	$0.42	$0.38	$0.27	$0.42
Shares used in computing net income per share
Basic	11,720,295	11,720,295	11,720,295	11,720,295	17,724,885
Diluted	11,763,885	11,763,885	11,978,610	11,953,962	18,659,958

The accompanying notes are an integral part of these consolidated financial statements.

MULTI-FINELINE ELECTRONIX, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(In Thousands, Except Share Data)

	Common Stock		Additional Paid-in Capital	Unearned Deferred Compensation	Retained Earnings	Accumulated Other Comprehensive Income	Total Stockholders’ Equity	Comprehensive Income
	Shares	Amount
Balance at September 30, 2000	11,720,295	$1	$8,285	$(226)	$22,819	$(57)	$30,822
Net income	—	—	—	—	4,776	—	4,776
Amortization of stock-based compensation	—	—	—	226	—		226

Balance at September 30, 2001	11,720,295	1	8,285	—	27,595	(57)	35,824	$4,776

Net income	—	—	—	—	4,967	—	4,967

Balance at September 30, 2002	11,720,295	1	8,285	—	32,562	(57)	40,791	$4,967

Stock-based compensation	—	—	57	(57)	—	—	—
Amortization of stock-based compensation	—	—	—	43	—	—	43
Compensation relating to the modification of stock options	—	—	87	—	—	—	87
Net income	—	—	—	—	4,577	—	4,577	$4,577
Translation adjustment	—	—	—	—	.	(12)	(12)	(12)

Balance at September 30, 2003	11,720,295	1	8,429	(14)	37,139	(69)	45,486	$4,565

Issuance of shares in conjunction with rights offering, net of issuance costs of $80 (unaudited)	6,537,540	1	36,045	—	(10,874)	—	25,172
Amortization of stock-based compensation (unaudited)	—	—	—	14	—	—	14
Net income (unaudited)	—	—	—	—	7,902	—	7,902	$7,902
Translation adjustment (unaudited)	—	—	—	—	—	(22)	(22)	(22)

Balance at March 31, 2004 (unaudited)	18,257,835	$2	$44,474	$—	$34,167	$(91)	$78,552	$7,880

The accompanying notes are an integral part of these consolidated financial statements.

MULTI-FINELINE ELECTRONIX, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands)

	Years Ended September 30,			Six Months Ended March 31,
	2001	2002	2003	2003	2004
				(unaudited)
Cash flows from operating activities
Net income	$4,776	$4,967	$4,577	$3,203	$7,902
Adjustments to reconcile net income to net cash provided by (used in) operating activities
Depreciation and amortization	2,484	2,809	4,378	2,092	2,938
Loss from equity method investee	18	189	441	205	205
Provision for doubtful accounts	111	256	112	122	78
Deferred taxes	(136)	672	(205)	(27)	(69)
Stock-based compensation expense	226	—	130	101	14
Loss on disposal of equipment	4	195	125	13	34
Changes in operating assets and liabilities
Accounts receivable	2,648	(3,875)	(3,325)	(1,029)	(16,922)
Inventories	1,466	180	(9,565)	584	(6,363)
Due to/from affiliates, net	(2,159)	(588)	1,007	(304)	2,730
Other current assets	(135)	188	(203)	17	5
Other assets	(867)	659	(142)	(442)	(639)
Accounts payable	4,250	967	9,675	(2,699)	(2,742)
Accrued liabilities	(867)	1,783	(86)	235	2,088
Income tax payable	(2,534)	2,531	(344)	(673)	1,657
Other liabilities	633	(4)	(696)	(713)	9

Net cash provided by (used in) operating activities	9,918	10,929	5,879	685	(9,075)

Cash flows from investing activities
Cash paid for property and equipment	(2,254)	(4,590)	(23,809)	(10,254)	(10,971)
Purchases of software and capitalized internal-use software	(123)	(169)	(652)	(125)	(62)
Deposits on property and equipment	(281)	(2,860)	(4,207)	(422)	(280)
Cash advances to equity method investee	—	(307)	(522)	(204)	(242)
Proceeds from sale of equipment	21	—	125	118	509
Decrease (increase) in restricted cash, net	108	315	(136)	—	—

Net cash used in investing activities	(2,529)	(7,611)	(29,201)	(10,887)	(11,046)

Cash flows from financing activities
Borrowings on line of credit	—	500	9,085	2,170	21,928
Payments on line of credit	(6,246)	(805)	(4,500)	—	(3,410)
Deposits from Wearnes for purchase of common stock	—	—	15,000	—	—
Proceeds from note payable	—	—	4,800	4,800	—
Principal payments on note payable	—	—	(189)	(62)	(4,611)
Principal payments on capital lease obligation	(81)	—	—	—	—
Proceeds from issuance of common stock, net of issuance costs of $80	—	—	—	—	10,172

Net cash provided by (used in) financing activities	(6,327)	(305)	24,196	6,908	24,079

Effect of exchange rate changes on cash	—	—	(12)	(2)	(22)

Net increase (decrease) in cash	1,062	3,013	862	(3,296)	3,936
Cash and cash equivalents at beginning of year	274	1,336	4,349	4,349	5,211

Cash and cash equivalents at end of year	$1,336	$4,349	$5,211	$1,053	$9,147

Supplemental disclosure
Interest paid	$305	$130	$281	$121	$355
Income taxes paid	4,226	1,276	3,249	2,281	1,795
Noncash financing activities
Issuance of common stock to Wearnes	$—	$—	$—	$—	$15,000

The accompanying notes are an integral part of these consolidated financial statements.

MULTI-FINELINE ELECTRONIX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In Thousands, Except Per Share and Share Data)

1.    Basis of Presentation

Description of the Company

Multi-Fineline Electronix, Inc. (the “Company”) was incorporated in 1984 in the State of California. The Company is primarily engaged in the engineering, design, and manufacture of flexible printed circuit boards along with related component assemblies.

In February 2004, the Board of Directors approved the reincorporation of the Company from California to Delaware. The Company expects the reincorporation and a 15 for 1 stock split to be effective before the effective date of this offering. The reincorporation and the stock split have been given retroactive effect in the accompanying consolidated financial statements.

Affiliates and subsidiaries of WBL Corporation Limited (“Wearnes”), a Singapore company, own approximately 72% of the Company’s common stock as of September 30, 2003, allowing Wearnes to exercise operating control over the Company. Wearnes ownership increased to 81% (unaudited) as of March 31, 2004 due to the issuance of additional common stock to Wearnes (Note 11).

In June 2003, the Board of Directors approved the increase in the authorized shares of common stock from 15,000,000 to 150,000,000.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. The Company has two wholly owned subsidiaries located in China: Multi-Fineline Electronix (Suzhou) Co., Ltd. (“MFC1”) and Multi-Fineline Electronix (Suzhou No. 2) Co., Ltd. (“MFC2”). All significant intercompany transactions and balances have been eliminated. The Company accounts for its investments in 50% or less owned entities over which it has the ability to exercise significant influence using the equity method of accounting (Note 5).

The consolidated financial information as of March 31, 2004 and for the six-month periods ended March 31, 2003 and 2004 is unaudited. This interim financial information has been prepared on a basis consistent with the September 30, 2003 audited consolidated financial statements and, in the opinion of management, includes all material adjustments, consisting only of normal recurring adjustments, necessary to fairly present the information set forth therein. The unaudited interim consolidated financial information does not include all the footnotes, presentations, and disclosure required by generally accepted accounting principles in the United States of America for complete financial statements. The results for the interim period ended March 31, 2004 are not necessarily indicative of future results.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are used in the determination of accounts receivable allowances, valuation of inventory, warranty reserves, valuation of the Company’s common stock and income tax contingencies. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents as of September 30, 2002 and 2003 consisted of money market funds.

MULTI-FINELINE ELECTRONIX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In Thousands, Except Per Share and Share Data)

Fair Value of Financial Instruments

The carrying amounts of the Company’s financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, approximates fair value due to their short maturities. The carrying value of the Company’s line of credit and note payable approximates fair value based on borrowing rates currently available to the Company.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash, to the extent balances exceed limits that are insured by the Federal Deposit Insurance Corporation, and accounts receivable. The Company maintains its cash with major financial institutions. Credit risk exists because the Company’s flexible printed circuit boards and related component assemblies are sold to a limited number of customers (Note 9). The Company does not require collateral and maintains reserves for potential credit losses. Such losses have historically been within management’s expectations.

Inventories

Inventories are stated at the lower of cost or market, cost being determined on a first-in, first-out basis. The Company records a provision for excess and obsolete inventory based on historical usage and expected future product demand.

Property, Plant and Equipment

Property, plant, and equipment are stated at cost, less accumulated depreciation. Depreciation is recorded using the straight-line method over the estimated useful lives of the assets as follows:

Building	30 years
Machinery and equipment	3-10 years
Furniture and fixtures	5 years
Leasehold improvements	5-10 years

Leasehold improvements are amortized over the shorter of their estimated useful lives or the term of the related lease. Maintenance, repairs and minor renewals are charged to expense as incurred. Additions, major renewals and betterments to property and equipment are capitalized. The cost of assets and related accumulated depreciation are removed from the balance sheet when such assets are disposed of, and any related gains or losses are included in operating expenses.

Capitalized Software Costs

Costs incurred to develop software for internal use are accounted for in accordance with Statement of Position (“SOP”) No. 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. In accordance with SOP No. 98-1, expenses related to preliminary project assessment, research and development, re-engineering, training and application maintenance are expensed as incurred. Costs that qualify for capitalization under SOP No. 98-1 are included in other assets and consist primarily of purchased software, payroll costs and consulting fees related to the development of the internal use software. Capitalized costs commence depreciation when they are put in service and are amortized using the straight-line method over a period of three years. As of September 30, 2003, no costs were amortized since the software had not yet been placed into service.

MULTI-FINELINE ELECTRONIX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In Thousands, Except Per Share and Share Data)

Revenue Recognition

The Company’s revenues are generated from the sale of flexible printed circuit boards and related component assemblies, which are sold to original equipment manufacturers and electronic manufacturing services providers to be included in other electronic products. The Company recognizes revenue when there is persuasive evidence of an arrangement with the customer that states a fixed or determinable sales price, delivery of the product has occurred in accordance with the terms of the sale and collectibility of the related accounts receivable is reasonably assured. The Company does not have any post-shipment obligations (e.g., installations or training), customer acceptance or multiple-element arrangements. The Company’s remaining obligation to its customer after delivery is limited to warranty on its product.

Shipping and Handling Costs

Products shipped utilizing the customer specified shipping service are paid directly by the customer. Products that are not shipped utilizing customer shipping services are charged by the Company to its customers and are included in net sales. Shipping and handling costs incurred by the Company are expensed as incurred and are recorded as a component of cost of sales.

Warranty

The Company warrants its products for 60 days. The standard warranty requires the Company to replace defective products returned to the Company at no cost to the customer. The Company records an estimate for warranty related costs at the time revenue is recognized based on historical amounts incurred for warranty expense and historical return rates. The warranty accrual is included in accrued liabilities in the consolidated balance sheets.

Changes in product warranty accrual for the years ended September 30, 2001, 2002 and 2003 was as follows:

	Warranty Accrual Balance at September 30	Warranty Expenditures	Provision for Estimated Warranty Cost	Warranty Accrual Balance at September 30
2001	$324	$(1,979)	$1,863	$208
2002	208	(1,587)	1,824	445
2003	445	(1,816)	1,708	337

Changes in product warranty accrual for the six months ended March 31, 2003 and 2004 was as follows:

	Warranty Accrual Balance at September 30	Warranty Expenditures	Provision for Estimated Warranty Cost	Warranty Accrual Balance at March 31
	(unaudited)
2003	$445	$(709)	$424	$160
2004	337	(1,704)	2,430	1,063

Income Taxes

Income taxes are computed using the asset and liability method. Under this method, deferred income taxes are recognized by applying enacted statutory tax rates applicable to future years to differences between the tax bases and financial reporting amounts of existing assets and liabilities. Valuation allowances are established when it is more likely than not that such deferred tax assets will not be realized. The Company does not file a consolidated return with its foreign wholly owned subsidiaries.

MULTI-FINELINE ELECTRONIX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In Thousands, Except Per Share and Share Data)

Long-Lived Assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amount of such assets may not be recoverable. Recoverability of these assets is determined by comparing the forecasted undiscounted cash flows attributable to such assets, including cash flows from their eventual disposition, to their carrying value. If the carrying value of the assets exceeds the forecasted undiscounted cash flows, the assets are written down to their fair value. The Company estimates fair value by using discounted cash flows. As of September 30, 2003, there were no such impairments.

Comprehensive Income

Comprehensive income is defined as the change in equity (net assets) of a business enterprise during a period from transactions and other events and circumstances from nonowner sources. The difference between net income and comprehensive income for the year ended September 30, 2003 was comprised entirely of the Company’s foreign currency translation adjustment. There was no difference between comprehensive income and net income for the years ended September 30, 2001 and 2002.

Foreign Currency

The functional currency of the Company’s foreign subsidiaries is the local currency. Balances are translated into U.S. Dollars using the exchange rate at each balance sheet date for assets and liabilities and an average exchange rate for each period for statement of income amounts. Currency translation adjustments are recorded in other comprehensive income, a component of stockholders’ equity.

Foreign currency transactions occur when there is a receivable or payable denominated in other than the respective entity’s functional currency. The Company records the changes in the exchange rate for these transactions in the consolidated statements of income. For the years ended September 30, 2001, 2002, 2003 and the six months ended March 31, 2003 and 2004, foreign exchange transaction gains and losses were included in other expenses and were net losses of $27, $0, $58, $30 (unaudited) and $75 (unaudited), respectively.

Equity Investments

The Company accounts for investments in 50% or less owned entities over which it has the ability to exercise significant influence using the equity method of accounting in accordance with Accounting Principles Board (“APB”) Opinion No. 18, The Equity Method for Investment in Common Stock (“APB No. 18”). As discussed in Note 5, included in other expense is $189, $441, $205 (unaudited) and $205 (unaudited) of losses related to the Company’s equity investment in Mind Wurx LLC (Note 5) for the years ended September 30, 2002 and 2003 and the six months ended March 31, 2003 and 2004, respectively.

Accounting for Stock-Based Compensation

The Company accounts for stock-based employee compensation arrangements in accordance with the provisions of APB Opinion No. 25, Accounting for Stock Issued to Employees and Related Interpretations, and complies with the disclosure requirements of Statement of Financial Accounting Standards (“SFAS”) No. 123 (“SFAS No. 123”), Accounting for Stock-Based Compensation. Under APB Opinion No. 25, compensation expense, if any, is recognized on a straight-line basis over the respective vesting period based on the difference

MULTI-FINELINE ELECTRONIX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In Thousands, Except Per Share and Share Data)

between the estimated fair value of the Company’s common stock and the exercise price on the date of grant. The Company’s common stock does not have a readily determinable fair market value; accordingly, the Company has estimated the fair value of its common stock using the results of the Company’s projected discounted cash flows and values of comparable publicly traded companies.

In December 2002, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 148, Accounting for Stock-Based Compensation-Transition and Disclosure, an amendment of FASB No. 123 (“SFAS No. 148”). As permitted under SFAS No. 148, the Company has elected to continue to account for stock-based employee compensation using the intrinsic value method under APB No. 25.

Had compensation cost for the Company’s stock option plan (Note 12) been determined based on the fair value at the grant dates for awards under the plan consistent with the method promulgated by SFAS No. 123, the Company’s net income for the years ended September 30, 2001, 2002 and 2003 and the six months ended March 31, 2003 and 2004, would have decreased to the pro forma amounts below:

	Years Ended September 30,			Six Months Ended March 31,
	2001	2002	2003	2003	2004
				(unaudited)
Net income, as reported	$4,776	$4,967	$4,577	$3,203	$7,902
Stock-based compensation, intrinsic value method, net of tax	147	—	85	66	9
Total stock-based employee compensation expense determined under fair value-based method for all options	(503)	—	(228)	(128)	(50)

Pro forma net income	$4,420	$4,967	$4,434	$3,141	$7,861

Net income per share
Basic, as reported	$0.41	$0.42	$0.39	$0.27	$0.45
Basic, pro forma	$0.38	$0.42	$0.38	$0.27	$0.44
Diluted, as reported	$0.41	$0.42	$0.38	$0.27	$0.42
Diluted, pro forma	$0.38	$0.42	$0.37	$0.27	$0.42
Shares used in computing net income per share
Basic	11,720,295	11,720,295	11,920,295	11,720,295	17,724,885
Diluted	11,763,885	11,763,885	11,978,610	11,953,962	18,659,958

Income Per Share—Basic and Diluted

Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding. In computing diluted earnings per share, the weighted average number of shares outstanding is adjusted to reflect the effect of potentially dilutive securities. The impact of potentially dilutive securities are determined using the treasury stock method.

MULTI-FINELINE ELECTRONIX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In Thousands, Except Per Share and Share Data)

The following table presents a reconciliation of basic and diluted income per share:

	Years Ended September 30,			Six Months Ended March 31,
	2001	2002	2003	2003	2004
				(unaudited)
Basic weighted-average number of common shares outstanding	11,720,295	11,720,295	11,720,295	11,720,295	17,724,885
Dilutive effect of outstanding stock options	43,590	43,590	258,315	233,667	935,073

Diluted weighted-average number of common and potential common shares outstanding	11,763,885	11,763,885	11,978,610	11,953,962	18,659,958

Potential common shares excluded from the per share calculation because the effect of their inclusion would be anti-dilutive	—	—	—	631,845	—

Recent Accounting Pronouncements

In November 2002, the Emerging Issues Task Force (“EITF”) reached a consensus on Issue No. 00-21, Revenue Arrangements with Multiple Deliverables. EITF Issue No. 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF Issue No. 00-21 apply to revenue arrangements entered into in periods beginning after June 15, 2003. The adoption of EITF Issue No. 00-21 did not have an impact on the Company’s financial position, results of operations or cash flows.

In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities (“FIN 46”) as superseded in December 2003 by FASB Interpretation No. 46R, Consolidation of Variable Interest Entities—an interpretation of ARB 51 (“FIN 46R”). FIN 46R requires the primary beneficiary of a variable interest entity (“VIE”) to consolidate the entity and also requires majority and significant variable interest investors to provide certain disclosures. A VIE is an entity in which the equity investors do not have a controlling interest, equity investors participate in losses or residual interests of the entity on a basis that differs from their ownership interest, or the equity investment at risk is insufficient to finance the entity’s activities without receiving additional subordinated financial support from the other parties. FIN 46R was effective on March 31, 2004. The Company terminated its agreement with Mind Wurx (Note 5) in March 2004; accordingly, the adoption of FIN 46R did not have a material impact on the Company’s financial position, results of operations or cash flows.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. Financial instruments within the scope of the pronouncement include mandatorily redeemable financial instruments, obligations to repurchase the issuer’s equity shares by transferring assets, and certain obligations to issue a variable number of shares. SFAS No. 150 was effective immediately for all financial instruments entered into or modified after May 31, 2003. For all other instruments, SFAS No. 150 originally was effective July 1, 2003 for the Company. In October 2003, the FASB voted to defer certain provisions of SFAS No. 150 indefinitely. For those provisions of SFAS No. 150 adopted by the Company, there was no impact to the Company’s financial position, results of operations or cash flows. For those provisions of SFAS No. 150 deferred by the FASB, the Company does not expect there will be a material impact on the Company’s financial position, results of operations or cash flows.

MULTI-FINELINE ELECTRONIX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In Thousands, Except Per Share and Share Data)

In December 2003, the SEC issued Staff Accounting Bulletin (“SAB”) No. 104, Revenue Recognition (“SAB No. 104”), which codifies, revises and rescinds certain sections of SAB No. 101, Revenue Recognition, in order to make this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The changes noted in SAB No. 104 did not have an effect on the Company’s financial position, results of operations or cash flows.

In March 2004, a consensus was reached in EITF Issue No. 03-16, Accounting for Investments in Limited Liability Companies. The EITF concluded that an investment in a limited liability company (“LLC”) that maintains a “specific ownership account” for each investor should be viewed as similar to an investment in a limited partnership for determining whether a noncontrolling investment in an LLC should be accounted for using the cost or equity method. EITF Issue No. 03-16 is applicable to the Company in its third quarter ending June 30, 2004. The Company is in the process of evaluating the impact of this issue to its financial position, results of operations and cash flows.

2.     Restricted Cash

Restricted cash consists of funds held in short-term deposits that are legally restricted as to withdrawal. Restricted cash of $133 as of September 30, 2003 and as of March 31, 2004 at Shanghai Pudong Development Bank was required to secure a letter of credit. The restricted cash will be released in June 2004 upon repayment of the related letter of credit.

The Company also had restricted cash of $118, $121 and $121 (unaudited) as of September 30, 2002 and 2003 and March 31, 2004, respectively, held at the direction of the County of Orange, California, to finance environmental clean-up costs, estimated by the Company and approved by the County, in the event the Company vacates its Anaheim, California manufacturing facilities. The Company is not a party to any environmental claims. As of September 30, 2003, the Company believes the amount held as restricted cash is sufficient to pay environmental clean-up costs that may exist, if any, should the Company vacate its facilities.

3.    Related Party Transactions

During the years ended September 30, 2001, 2002 and 2003, the Company has recognized revenue and recorded purchases from the following affiliated companies: (a) Wearnes Hollingsworth Corporation; and (b) MFS Technology Ltd. and its subsidiaries, Wearnes Greatwall Circuits and MFS Technologies (M) Sdn. Bhd. MFS Technology Ltd. is a subsidiary of Wearnes. As discussed in Note 1, Wearnes owns 72% of the Company’s common stock as of September 30, 2003 and 81% (unaudited) as of March 31, 2004.

Net amounts due from/to affiliated companies comprise the following:

	Years Ended September 30,		March 31, 2004
	2002	2003
			(unaudited)
Due from affiliates
MFS Technologies (M) Sdn. Bhd.	$—	$1	$1
MFS Technology Ltd.	8	—	4
Wearnes Hollingsworth Corporation	75	—	—
Wearnes Greatwall Circuits	—	—	1

	$83	$1	$6

MULTI-FINELINE ELECTRONIX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In Thousands, Except Per Share and Share Data)

	Years Ended September 30,		March 31, 2004
	2002	2003
			(unaudited)
Due to affiliates
MFS Technology Ltd.	$—	$461	$3,462
Wearnes	311	458	283
Wearnes Greatwall Circuits	98	76	—
Wearnes Hollingsworth Corporation	—	339	324

	$409	$1,334	$4,069

Sales to and purchases from affiliates comprise the following:

	Years Ended September 30,			Six Months Ended March 31,
	2001	2002	2003	2003	2004
				(unaudited)
Sales to affiliates
MFS Technology Ltd.	$161	$20	$32	$19	$517
Wearnes Greatwall Circuits	33	25	26	26	1
MFS Technologies (M) Sdn. Bhd.	2	5	4	3	2

	$196	$50	$62	$48	$520

Purchases from affiliates
MFS Technology Ltd.	$1,514	$14	$474	$5	$3,560
Wearnes Greatwall Circuits	1,223	337	677	297	85

	$2,737	$351	$1,151	$302	$3,645

Management fees are charged to the Company by Wearnes and are based on the amount of time spent on Company-related matters. These fees are determined at the discretion of Wearnes and totaled $283, $311, $375, $150 (unaudited) and $194 (unaudited) for the years ended September 30, 2001, 2002, 2003 and the six months ended March 31, 2003 and 2004, respectively. During the year ended September 30, 2003, the Company recorded $72 for the purchase of software and maintenance and $40 for internal audit fees from Wearnes. Rental fees charged by the Company to Wearnes Hollingsworth Corporation for the years ended September 30, 2001, 2002, 2003 and the six months ended March 31, 2003 and 2004 were $0, $75, $15, $15 (unaudited) and $0 (unaudited), respectively, as consideration for the storage of certain assets at the Company’s facilities.

The Company files a combined California income tax return with Wearnes Hollingsworth Corporation pursuant to a tax sharing agreement. The tax sharing agreement provides that the Company will pay Wearnes Hollingsworth Corporation for the California state income tax benefit realized by filing the combined California tax return. As of September 30, 2002, $726 was included in other liabilities and represented the benefit for the years ended September 30, 1997 through 2002. During the year ended September 30, 2003, the Company paid $387 to Wearnes Hollingsworth Corporation. The remaining balance due of $339 as of September 30, 2003 is included in due to affiliates in the consolidated balance sheets.

The Company paid $120, $140 and $141 for consulting services during each of the years ended September 30, 2001, 2002 and 2003 to two separate members of the Company’s Board of Directors. The total consulting services paid to two separate members was $72 (unaudited) and $72 (unaudited) for the six months ended March 31, 2003 and 2004, respectively.

MULTI-FINELINE ELECTRONIX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In Thousands, Except Per Share and Share Data)

During the year ended September 30, 2003, the Company received $15,000 of deposits from Wearnes, which were used to purchase common stock of the Company upon completion of the rights offering (Note 11). The Company paid interest at the rate of LIBOR (1.13% at September 30, 2003) plus 1.5% on these deposits. Accrued interest as of September 30, 2003 was $65. In October 2003, the Company issued 6,472,215 shares of common stock to Wearnes (Note 11).

4.    Composition of Certain Balance Sheet Components

Inventories comprise the following:

	September 30,		March 31, 2004
	2002	2003
			(unaudited)
Raw materials and supplies	$6,141	$12,146	$16,863
Work-in-progress	5,706	8,288	6,872
Finished goods	517	1,495	4,557

	$12,364	$21,929	$28,292

Property, plant, and equipment comprise the following:

	September 30,		March 31, 2004
	2002	2003
			(unaudited)
Land	$330	$3,730	$3,730
Building	4,067	10,367	13,046
Machinery and equipment	21,054	36,946	46,202
Furniture and fixtures	1,336	1,650	1,803
Leasehold improvements	2,146	2,403	5,324

	28,933	55,096	70,105
Accumulated depreciation and amortization	(8,780)	(12,756)	(15,668)

	$20,153	$42,340	$54,437

Depreciation expense for the years ended September 30, 2001, 2002, 2003 and the six months ended March 31, 2003 and 2004, was $2,335, $2,625, $4,232, $2,023 (unaudited) and $2,778 (unaudited), respectively.

Included in other assets as of September 30, 2002, 2003 and March 31, 2004 is $244, $750 and $652 (unaudited), respectively, of capitalized purchased software and internally developed software costs, net of accumulated depreciation of $192, $338 and $497 (unaudited), respectively. The Company capitalized $421 and $0 (unaudited) of internally developed software costs during the year ended September 30, 2003 and the six months ended March 31, 2004. No costs were capitalized during the year ended September 30, 2002. Amortization of software costs for the years ended September 31, 2001, 2002, 2003 and the six months ended March 31, 2003 and 2004, was $66, $94, $146, $69 (unaudited) and $160 (unaudited), respectively.

In addition, included in other assets as of September 30, 2002, 2003 and March 31, 2004 is $2,860, $4,207 and $280 (unaudited), respectively, of deposits on equipment to be purchased.

MULTI-FINELINE ELECTRONIX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In Thousands, Except Per Share and Share Data)

Accrued liabilities comprise the following:

	September 30,		March 31, 2004
	2002	2003
			(unaudited)
Wages and compensation	$3,193	$3,602	$3,754
Warranty	445	337	1,063
Other	1,286	899	2,109

	$4,924	$4,838	$6,926

5. Equity	Investments

Mind Wurx

In April 2002, the Company signed a binding Memorandum of Understanding (“Memorandum”) with Mind Wurx LLC (“Mind Wurx”), a private entity. Mind Wurx designs and manufactures an anti-theft device for shopping carts. Under the terms of the Memorandum, the Company agreed to purchase 15% of Mind Wurx in exchange for the Company providing office facilities, product development space, marketing and business support, management expertise, and manufacturing support for the Mind Wurx anti-theft device. In addition, the Company agreed to provide unsecured advances to Mind Wurx to fund its operations. The amounts of these advances were determined periodically based on the working capital needs of MindWurx. The support and unsecured advances are referred to as the Mind Wurx Commitment.

In November 2003, the Company signed an Ownership Interest Agreement (“Purchase Agreement”) with Mind Wurx, which superceded the Memorandum. The Purchase Agreement requires the Company to continue to provide the Mind Wurx Commitment unless the actual sales of the UnCart device are materially less than projections, in which case the Company can reduce, modify or terminate the Mind Wurx Commitment. The unsecured advances are repayable only upon the ability of Mind Wurx to make payments from its net positive cash, which is defined as cash less its current operating obligations, tax distributions to members and estimated amounts to be used to fund its long-term obligations and reasonable growth.

In connection with the Purchase Agreement, an Option Agreement was entered into between the Company and Mind Wurx whereby the Company was granted the option to purchase an additional 36% ownership interest from existing Mind Wurx members for $2,500. The option period commences on January 1, 2005 and extends through December 31, 2007. The Company has estimated that the fair value of the option is insignificant.

The Mind Wurx Commitment expires upon the earlier of the Company’s exercise of the Option and full payment of the exercise price or the expiration of the Option in December 2007.

Although the Company’s ownership percentage for Mind Wurx is below 20%, the Company’s representation on Mind Wurx’s Board of Directors and financial support provided by the Company result in the Company having significant influence over the operations of Mind Wurx. Accordingly, the Company accounts for its investment under the equity method of accounting. Under the equity method of accounting, the Company recognizes its share of the net losses generated by Mind Wurx in the Company’s consolidated statement of income. In accordance with EITF 99-10, Percentage Used to Determine the Amount of Equity Method Losses, 100% of Mind Wurx’s net losses were recorded against the unsecured advances since there was no other equity ownership by the Company and there were no other parties providing support to Mind Wurx. The Company also evaluates the realizability of the remaining unsecured advance balance at the end of each period based on the ability of Mind Wurx to satisfy the obligation.

MULTI-FINELINE ELECTRONIX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In Thousands, Except Per Share and Share Data)

During the years ended September 30, 2002, 2003 and the six months ended March 31, 2003 and 2004, the Company made advances of $307, $522, $204 (unaudited), and $92 (unaudited), respectively, which were used by Mind Wurx to fund operations. Given that Mind Wurx is a development stage company and has incurred net losses since inception, the Company concluded that the unsecured advances were not fully realizable. The Company estimates the realizability of the unsecured advances based on Mind Wurx’s tangible assets, consisting of cash and equipment, and has reduced its unsecured advances to this amount at the end of each reporting period.

During the years ended September 30, 2002, 2003 and the six months ended March 31, 2003 and 2004, the Company recognized losses totaling $189, $441, $205 (unaudited) and $205 (unaudited). As of September 30, 2002, 2003 and March 31, 2004, the Company had a net investment balance (consisting of advances to Mind Wurx) of $118, $199 and $85 (unaudited), respectively, which was included in other assets.

In March 2004, the Company entered into a mutual termination and release agreement with Mind Wurx. Under this agreement, the two parties agreed to terminate all of the relationships that had been created by the Memorandum, Purchase Agreement and the Option Agreement, with the sole exception that the Company retained its 15% ownership interest in Mind Wurx.

Cornerstone

In March 2004, the Company entered into a binding Letter of Intent with Cornerstone Equipment Management, Inc. (“Cornerstone”). The Company agreed to invest $350 in exchange for shares equal to approximately 11% ownership interest in Cornerstone.

6. Income	Taxes

United States and foreign income before taxes are as follows:

	Years Ended September 30,
	2001	2002	2003
United States	$5,649	$5,771	$5,150
Foreign	1,348	1,790	1,722

	$6,997	$7,561	$6,872

The provision for income taxes consisted of the following components:

	Years Ended September 30,
	2001	2002	2003
Current
Federal	$1,879	$1,284	$1,720
State	478	424	518
Foreign	—	215	263

	2,357	1,923	2,501

Deferred
Federal	(44)	588	(93)
State	(65)	37	(99)
Foreign	(27)	46	(14)

	(136)	671	(206)

	$2,221	$2,594	$2,295

MULTI-FINELINE ELECTRONIX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In Thousands, Except Per Share and Share Data)

Deferred tax assets and (liabilities) comprise the following:

	September 30,
	2002	2003
Deferred tax assets
Inventory	$680	$593
Stock-based compensation	329	367
Accrued expenses	201	403
Allowance for doubtful accounts	99	157
Warranty reserve	64	148
Benefit from net operating loss carryforward	35	184
State taxes	13	88
Other	12	61

Total deferred tax assets	1,433	2,001

Deferred tax liabilities
Depreciation	(776)	(1,153)
Other	(19)	(4)

Total deferred tax liabilities	(795)	(1,157)

Net deferred tax assets	$638	$844

The provision for income taxes differs from the amount obtained by applying the statutory tax rate as follows:

	Years Ended September 30,
	2001	2002	2003
Provision for income taxes at statutory rate	$2,449	$2,646	$2,405
Increase (decrease) in taxes resulting from:
State taxes, net of federal benefit	278	300	272
Foreign rate variance	(499)	(366)	(355)
Nondeductible expenses	(13)	3	55
Other	6	11	(82)

	$2,221	$2,594	$2,295

The Company operates under a tax holiday in China, which was effective for MFC1 until December 31, 2001. Beginning January 1, 2002, the zero percent tax rate expired for MFC1 and the Company became subject to a tax rate equal to 12% (versus the applicable Chinese tax rate of approximately 27%). This change in the tax holiday is similar to a change in enacted tax rates and has been reflected in the Company’s deferred tax computation as of September 30, 2002 and 2003. Deferred taxes as a result of the change in the tax holiday were not significant. MFC1 will continue to be subject to taxes equal to 12% until December 31, 2004. After this time, MFC1 will be subject to the statutory rate of 27%. The Company has also obtained a tax holiday for MFC2 that allows for a zero percent tax rate for the first five years (beginning in the first year of profitability) followed by five years of operation at a reduced income tax equal to 12% (versus the applicable Chinese tax rate of approximately 27%). MFC1 is scheduled for an audit by the Chinese taxing authorities, which has not commenced as of September 30, 2003.

MULTI-FINELINE ELECTRONIX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In Thousands, Except Per Share and Share Data)

Had the Company not received the tax holiday for its operations in China, net income for the years ended September 30, 2001, 2002 and 2003 would have been decreased to the pro forma amounts below:

	Years Ended September 30,
	2001	2002	2003
Net income, as reported	$4,776	$4,967	$4,577
Additional tax in China	(364)	(268)	(258)

Pro forma net income	$4,412	$4,699	$4,319

Net income per share
Basic, as reported	$.41	$.42	$.39
Basic, pro forma	$.38	$.40	$.37
Diluted, as reported	$.41	$.42	$.38
Diluted, pro forma	$.38	$.40	$.36
Shares used in computing net income per share
Basic	11,720,295	11,720,295	11,720,295
Diluted	11,763,885	11,763,885	11,978,610

Undistributed earnings of the Company’s foreign subsidiary amounted to approximately $1,590, $3,134 and $4,175 at September 30, 2001, 2002 and 2003, respectively. Those earnings are considered to be permanently reinvested and, accordingly, no provision for U.S. federal and state taxes has been provided thereon. Upon repatriation of those earnings in the form of dividends or otherwise, the Company would be subject to both U.S. income taxes (less any applicable foreign tax credits) and withholding taxes payable to the foreign country.

7.    Line of Credit and Note Payable

Line of Credit

The Company had a revolving line of credit with PNC Bank N.A. (“PNC”), which was collateralized by a primary interest in substantially all of the assets, rights, and claims of the Company. Borrowings under the line of credit were limited to $7,500. The revolving line of credit was scheduled to mature on December 31, 2004 and bore interest at PNC’s prime rate (4.25% at September 30, 2003) on the unpaid balance, payable monthly. An annual commitment fee of 0.375% of the average daily unused balance was payable quarterly. No amounts were outstanding under the line of credit as of September 30, 2002 and 2003. Under the provisions of the PNC line of credit, the Company was required to maintain certain specified financial ratios and compliance with certain restrictive covenants. As of September 30, 2002 and 2003, the Company was in compliance with the covenants. In December 2003, the Company terminated the line of credit.

In February 2003, the Company established a line of credit with the Bank of China (“BC”) denominated in Chinese currency (“RMB”) of RMB 60,000 ($7,229 at September 30, 2003). The line of credit will mature in February 2005, as amended, and bears interest at LIBOR (1.13% at September 30, 2003) plus 0.4%, which is payable quarterly. Borrowings outstanding under this line of credit as of September 30, 2003 and March 31, 2004 were $3,000 (unaudited at March 31, 2004), which is payable in June 2004.

The Company also maintains a $20,000 line of credit with Shanghai Pudong Development Bank (“Shanghai”), as last amended in September 2003. The line of credit will mature in September 2004 and bears interest at LIBOR (1.13% at September 30, 2003) plus 0.4%, which is payable quarterly. As of September 30, 2002, the Company had borrowings outstanding of $500, which were paid in full in January 2003. As of

MULTI-FINELINE ELECTRONIX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In Thousands, Except Per Share and Share Data)

September 30, 2003, the Company had two short-term loans of $1,000 and $1,084 outstanding under this line of credit, which were paid in full in October 2003 and January 2004, respectively. During the six months ended March 31, 2004, the Company borrowed $4,602 (unaudited), which is due in full in the quarter ending June 30, 2004.

In November 2003, the Company entered into a $25,000 unsecured revolving line of credit with Norddeutsche Landesbank Girozentrale (“NLG”). The line of credit will mature in December 2004 and can be automatically extended for one year at the request of the Company. Borrowings bear interest at SIBOR (1.16% (unaudited) at March 31, 2004) plus 1.4% and are due and payable in full when the related principal amount becomes due and payable. In December 2003, the Company borrowed $5,000 (unaudited) under the facility, which is payable in June 2004. During the six months ended March 31, 2004, the Company borrowed an additional $11,000 (unaudited) with $6,000 (unaudited) and $5,000 (unaudited) payable in June and July 2004, respectively. The line of credit is guaranteed by Wearnes. Further, the Company is required to maintain stockholders’ equity of at least $40 million and the facility must be equal as to priority with all other obligations, with certain limited exceptions. In the event the Company defaults under its representations, warranties and covenants in the facility, including the covenants described above, NLG could require the Company to immediately repay all amounts outstanding under the facility and, if the company were unable to make such payments, could seize the Company’s assets and property. In addition, if the Company defaults under its credit agreements with any other party, the Company will be considered in default under the agreement with NLG. As of March 31, 2004, the Company was in compliance with these covenants.

Note Payable

In October 2002, the Company entered into a note payable with General Electric Capital Business Funding Corporation (“GE Capital”) providing for financing of a building purchased by the Company in December 2002. The total amount of the note was $4,800, which represented an amount equal to 75% of the property’s appraised market value, and is collateralized by the related building. The note bears interest at LIBOR (1.13% at September 30, 2003) plus 2.35% and is payable over fifteen years in equal monthly principal and interest payments of $34. As of September 30, 2003, $4,611 was outstanding, of which $253 represented the current portion. In February 2004, the Company repaid the outstanding loan balance of $4,531. As a result of the early repayment of the loan, the Company incurred a prepayment penalty of $181.

A summary of the line of credit and notes payable follows:

	Amounts Available at		Amounts Outstanding at
	September 30, 2003	March 31, 2004	September 30,		March 31, 2004
			2002	2003
		(unaudited)			(unaudited)
Revolving line of credit (PNC)	$7,500	$—	$—	$—	$—
Line of credit (BC)	4,229	4,229	—	3,000	3,000
Line of credit (Shanghai)	17,916	13,312	500	2,085	4,602
Line of credit (NLG)	—	9,000	—	—	16,000
Property loan (GE Capital)	—	—	—	4,611	—

	$29,645	$26,541	$500	$9,696	$23,602

MULTI-FINELINE ELECTRONIX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In Thousands, Except Per Share and Share Data)

Annual maturities of long-term debt as of September 30, 2003 are as follows:

2004	$253
2005	263
2006	272
2007	282
2008	293
Thereafter	3,248

$4,611

8. Segment	Information

Based on the evaluation of the Company’s internal financial information, management believes that the Company operates in one reportable segment which is primarily engaged in the engineering, design, and manufacture of flexible circuit boards along with related component assemblies. The Company operates in two geographical areas: domestic (U.S.) and international (China). Net sales are presented based on the country in which the sales originate (i.e., where the legal subsidiary is domiciled). The financial results of the Company’s geographic segments are presented on a basis consistent with the consolidated financial statements.

Financial information by geographic segment is as follows:

	Years Ended September 30,			Six Months Ended March 31,
	2001	2002	2003	2003	2004
				(Unaudited)
Net sales
United States	$76,744	$97,336	$113,742	$60,106	$85,519
China	13,271	24,939	35,361	18,265	40,874
Eliminations	(5,375)	(11,738)	(19,688)	(14,382)	(16,427)

Total	$84,640	$110,537	$129,415	$63,989	$109,966

Operating income
United States	5,833	5,813	5,844	2,699	6,688
China	1,459	2,037	1,863	2,489	5,132

Total	$7,292	$7,850	$7,707	$5,188	$11,820

Depreciation and amortization
United States	1,543	1,566	1,747	803	1,229
China	941	1,243	2,631	1,289	1,709

Total	$2,484	$2,809	$4,378	$2,092	$2,938

MULTI-FINELINE ELECTRONIX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In Thousands, Except Per Share and Share Data)

	September 30,		March 31, 2004
	2002	2003
			(unaudited)
Total assets
United States	$51,409	$79,875	$102,270
China	23,506	41,567	66,306
Eliminations	(15,122)	(22,713)	(34,150)

Total	$59,793	$98,729	$134,426

Capital expenditures
United States	$818	$10,814	$1,816
China	6,632	17,202	9,435

Total	$7,450	$28,016	$11,251

Long-lived assets
United States	$7,543	$17,911	$17,636
China	16,440	30,338	39,044

Total	$23,983	$48,249	$56,680

9.    Significant Concentrations

Customers and Vendors

Net sales to the Company’s customers, which account for more than 10% of the Company’s net sales are presented below. The Company’s customers consist principally of major U.S. based electronic companies and their subcontractors. In addition, purchases from the Company’s vendors, which account for more than 10% of the Company’s purchases, are presented below.

	Years Ended September 30,			Six Months Ended March 31,
	2001	2002	2003	2003	2004
				(Unaudited)
Net sales
Customer—A	7%	13%	7%	8%	25%
Customer—B	7%	14%	14%	12%	15%
Customer—C	3%	24%	21%	24%	11%
Customer—D	1%	7%	12%	10%	8%

Accounts receivable
Customer—A	21%	11%	10%	4%	39%
Customer—B	15%	14%	19%	14%	16%
Customer—C	3%	23%	18%	33%	8%
Customer—D	1%	17%	14%	10%	9%

Customers B, C and D are subcontractors of Customer A. In addition, during the years ended September 30, 2001, 2002 and 2003, and the six months ended March 31, 2003 and 2004, 31%, 70%, 71%, and 71% (unaudited) and 82% (unaudited) of the Company’s net sales were realized from Customer A and its subcontractors.

MULTI-FINELINE ELECTRONIX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In Thousands, Except Per Share and Share Data)

	Years Ended September 30,			Six Months Ended March 31,
	2001	2002	2003	2003	2004
				(Unaudited)
Purchases
Vendor—A	23%	24%	18%	23%	20%
Vendor—B	9%	12%	11%	17%	10%
Vendor—C	1%	10%	8%	13%	3%
Vendor—D	15%	2%	2%	1%	1%

Accounts payable
Vendor—A	14%	17%	12%	16%	13%
Vendor—B	6%	7%	5%	4%	5%

The Company’s customers require the use of materials that have been pre-qualified by them. Any interruption in pre-qualified sources of materials may result in the Company’s inability to timely deliver products to customers. However, the Company believes there are alternative sources of material available.

Geographic

Information regarding net sales by geographical area based on the location of the customer is summarized below:

	Years Ended September 30,			Six Months Ended March 31,
	2001	2002	2003	2003	2004
				(Unaudited)
North America	$55,849	$32,226	$28,275	$15,029	$19,874
China	8,256	40,935	42,103	21,948	38,713
Hong Kong	3,059	17,137	22,785	11,010	17,226
Japan	7,288	7,891	16,945	6,330	13,592
Other Asia-Pacific	7,751	6,549	11,104	5,660	10,713
Europe	2,437	5,799	8,113	3,969	9,614
Other foreign	—	—	90	43	234

	$84,640	$110,537	$129,415	$63,989	$109,966

Sales to customers in North America include the United States and Canada. Sales to customers in other Asia-Pacific countries include Singapore, Philippines and Korea. Sales to customers in Europe include the Netherlands, Germany, France and the United Kingdom.

Industry

During the six months ended March 31, 2003 and 2004, 73% (unaudited) and 84% (unaudited) of the Company’s sales were derived from sales to companies that provide products or services to the wireless telecommunications industry. In the years ended September 30, 2001, 2002 and 2003, 42%, 72% and 75% of net sales were derived from sales to companies that provide products or services to the wireless telecommunications industry. The wireless telecommunications industry is subject to economic cycles and has experienced in the past, and is likely to experience in the future, periods of slowdown.

MULTI-FINELINE ELECTRONIX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In Thousands, Except Per Share and Share Data)

10. Commitments	and Contingencies

Leases

The Company leases its facilities and certain assets under noncancelable operating leases which expire at various dates through 2006. Future minimum lease payments under noncancelable operating leases at September 30, 2003 are as follows:

Year Ending September 30,	Operating Leases
2004	$562
2005	218
2006	29

$809

Total rent expense was $913, $1,136 and $761 for the years ended September 30, 2001, 2002 and 2003, respectively.

As of September 30, 2003 and March 31, 2004, the Company had outstanding purchase commitments related to MFC2 capital projects which totaled $8,200 and $5,678 (unaudited), respectively.

As of September 30, 2003, the Company was committed to fund the operations of Mind Wurx until March 31, 2004, when the Company entered into a mutual termination and release agreement (Note 5).

Pursuant to the laws applicable to the Peoples’ Republic of China’s Foreign Investment Enterprises, the Company’s two wholly owned subsidiaries, MFC1 and MFC2, are restricted from paying cash dividends on 10% of after-tax profit, subject to certain cumulative limits. These restrictions on after-tax profit for the years ended September 30, 2001, 2002, 2003 and for the six months ended March 31, 2003 and 2004 are equal to $117, $186, $116, $204 (unaudited) and $525 (unaudited), respectively.

Litigation

The Company is involved in litigation from time to time in the ordinary course of business, the outcome of which the Company’s management believes will not have a material adverse affect on the Company’s financial position, results of operations or cash flows.

11. Rights	Offering

In September 2003, the Company initiated a rights offering whereby existing stockholders were given the opportunity to purchase additional shares of the Company’s common stock at a price of $3.86 per share through October 15, 2003. As of September 30, 2003, no shares had been issued.

In October 2003, the Company issued 6,472,215 shares of common stock to Wearnes upon exercise of their rights for $10,000 in cash and $15,000 in deposits received from Wearnes during the year ended September 30, 2003 (Note 3). As a result, Wearnes ownership percentage of the Company’s common stock increased from 72% as of September 30, 2003 to 81% (unaudited) as of March 31, 2004. In addition, the Company issued 65,025 shares of common stock for total proceeds of $251 to other existing stockholders upon exercise of their rights.

In connection with the issuance of the common stock, the Company recorded the $10,874 (unaudited) difference between the estimated fair value of the common stock on the issuance date ($5.53 per share) and the purchase price ($3.86 per share) as a deemed dividend, resulting in a reduction in retained earnings.

MULTI-FINELINE ELECTRONIX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In Thousands, Except Per Share and Share Data)

12.    Stock Option Plans

1994 Stock Option Plan

In December 1994, the Company adopted the 1994 Stock Plan (the “Plan”) that is administered by the Company’s Board of Directors. The Plan provides for the granting of stock options, stock appreciation rights and restricted common stock to employees, nonemployee advisors, consultants, and directors and that expire ten years after the grant date. Options granted under the Plan vest based on periods determined by the Company’s Board of Directors, which has been one year for employees with greater than one year of service with the Company and two years for employees with less than one year of service with the Company. A total of 2,049,750 shares of common stock have been authorized for issuance and reserved under the Plan.

Stock option activity under the Plan is summarized as follows:

	Number of Shares	Weighted- Average Exercise Price
Options outstanding at September 30, 2000	1,498,305	$2.89
Forfeited	(15,000)	$4.00

Options outstanding at September 30, 2001 and 2002	1,483,305	$2.88
Granted	300,000	$3.73

Options outstanding at September 30, 2003	1,783,305	$3.02

Options exercisable at September 30, 2001 and 2002 were 1,498,305 and 1,483,305, with a weighted-average exercise price of $2.89 and $2.88, respectively.

The following table summarizes information about stock options outstanding and exercisable as of September 30, 2003:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Outstanding	Weighted- Average Remaining Contractual Life (in years)	Weighted- Average Exercise Price	Number of Shares Exercisable	Weighted- Average Exercise Price
$2.00—$2.07	851,460	5.3	$2.04	851,460	$2.04
$3.73—$4.00	931,845	6.3	$3.91	744,345	$3.96

	1,783,305		$3.02	1,595,805	$2.94

At September 30, 2003, the number of shares available for issuance under the Plan was 266,445.

During the year ended September 30, 1999, the Company granted 1,498,305 stock options to directors and employees at exercise prices below the estimated fair value of the Company’s common stock at the date of grant. In accordance with APB 25, the Company recorded deferred stock-based compensation totaling $750, which equaled the intrinsic value on the date of grant. The deferred stock-based compensation was amortized over the related vesting periods of two years and was fully amortized in 2001. For the year ended September 30, 2001, the Company recognized stock-based compensation expense of $226.

In June 2003, the Company granted 300,000 stock options at exercise prices below the estimated fair value of the Company’s common stock at the date of grant. In accordance with APB 25, the Company recorded stock-

MULTI-FINELINE ELECTRONIX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In Thousands, Except Per Share and Share Data)

based compensation totaling $57, which equaled the intrinsic value on the date of grant that will be amortized over the related vesting period of one year. The Company recorded $43 of compensation expense during the year ended September 30, 2003 and recorded the remaining $14 (unaudited) during the six months ended March 31, 2004.

In March and May 2003, the Company extended the exercise period to ten years from the grant date for fully vested options for certain employees who had resigned from the Company. The extension of the exercise period resulted in a new measurement date under the provisions of FASB Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation—an interpretation of APB Opinion No. 25. For 45,000 stock options, the Company recorded compensation expense of $87 related to this modification, which was based on the difference between the estimated fair value of the Company’s common stock on the date of modification and the related exercise price.

2004 Stock Incentive Plan

In March 2004, the form of the 2004 Stock Incentive Plan (the “2004 Plan”) was approved by the Board of Directors of the Company. The 2004 Plan will become effective upon the completion of the Company’s initial public offering.

Pro Forma Effect of Stock-Based Compensation

In calculating pro forma information as required by SFAS 123, the fair value of stock options granted was estimated at the date of grant using the minimum value method with the following weighted-average assumptions for the year ended September 30, 2003: a risk-free interest rate of 2.77%, dividend yield of 0% and expected life of five years. The weighted average fair value of options granted during the year ended September 30, 2003 was $0.48. There were no stock options granted during the years ended September 30, 2001 and 2002.

Pursuant to SFAS No. 123, the fair value of options for private companies are calculated utilizing the minimum value method, which excludes a volatility factor. Upon completion of an initial public offering, the Company will be required to utilize the fair value method, as prescribed in SFAS No. 123, which includes a volatility factor. As such, changes in the method of calculating the fair value of options granted pursuant to SFAS No. 123 can materially affect the fair value estimates for options subsequently granted.

13.    Employee Benefit Plan

The Company maintains a 401(k) defined contribution plan (the “Benefit Plan”). The Benefit Plan covers substantially all employees of the Company who meet minimum age and service requirements, and allows participants to defer a portion of their annual compensation on a pre-tax basis. Company contributions are determined at the discretion of the Company’s Board of Directors. Contributions to the Benefit Plan were $118, $102 and $106 for the years ended September 30, 2001, 2002 and 2003, respectively.

14.    Subsequent Event

On April 12, 2004, the Board of Directors approved the filing of a registration statement on Form S-1 for the sale to the public of its common stock.

15.    Subsequent Event (unaudited)

In May 2004, the Company borrowed an additional $2,000 under the Shanghai line of credit payable in November 2004.

MULTI-FINELINE ELECTRONIX, INC.

SCHEDULE II—

CONSOLIDATED VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

FOR THE YEARS ENDED SEPTEMBER 30, 2001, 2002 AND 2003

(In Thousands)

Accounts Receivable Reserves
Balances at September 30, 2000	$284
Charged to operations	111
Write-offs	(183)

Balances at September 30, 2001	212
Charged to operations	256
Write-offs	(201)

Balances at September 30, 2002	267
Charged to operations	112
Write-offs	—

Balances at September 30, 2003	$379

Until                     , 2004, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                    , 2004

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution

The following table sets forth the various expenses expected to be incurred by the Registrant in connection with the sale and distribution of the securities being registered hereby, other than underwriting discounts and commissions. All amounts are estimated except the Securities and Exchange Commission registration fee, the National Association of Securities Dealers, Inc. filing fee and The Nasdaq National Market listing fee.

SEC registration fee		$10,689
National Association of Securities Dealers, Inc. filing fee		7,500
Nasdaq National Market listing fee		100,000
Blue Sky fees and expenses		*
Accounting fees and expenses		*
Legal fees and expenses		*
Printing and engraving expenses		*
Registrar and Transfer Agent’s fees		*
Miscellaneous fees and expenses		*

Total	$	*

*To	be filed by amendment

Item 14.    Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law provides for the indemnification of officers, directors, and other corporate agents in terms sufficiently broad to indemnify such persons under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933 (the “Securities Act”). The Registrant’s form of Restated Certificate to be effective upon completion of this offering (Exhibit 3.2 hereto) and the Registrant’s Bylaws to be effective upon completion of this offering (Exhibit 3.3 hereto) provide for indemnification of the Registrant’s directors, officers, employees and other agents to the extent and under the circumstances permitted by the Delaware General Corporation Law. The Registrant also intends to enter into agreements with our directors and officers that will require the Registrant, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers to the fullest extent not prohibited by law.

The Underwriting Agreement (Exhibit 1.1) will provide for indemnification by the Underwriters of the Registrant, the selling stockholders, our directors and officers, and by the Registrant, the selling stockholders and, of the Underwriters, for certain liabilities, including liabilities arising under the Act, and affords certain rights of contribution with respect thereto.

Item 15.    Recent Sales of Unregistered Securities

In June 2003, we issued options to purchase 300,000 shares of our common stock to 15 employees and four directors under our 1994 Stock Option Plan. The exercise price for these options is $3.73 per share for an aggregate amount of up to $1,120,000. The sales of the above securities were considered to be exempt from registration under the Securities Act in reliance on Rule 701 promulgated under Section 3(b) of the Securities Act as transactions under compensatory benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of securities in each of these transactions represented their intention to acquire the securities for investment only and not with a view to or for sale with any distribution thereof. All recipients had adequate access to information about the company through their relationship with the company.

On September 15, 2003, we issued to all of our stockholders rights to acquire 11,720,295 shares of our common stock at a price of $3.86 per share. In October 2003, certain of these stockholders exercised these rights to acquire an aggregate of 6,537,540 shares of common stock for aggregate consideration of $25,252,338. The issuance of these shares of common stock was considered to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act, or Regulation D promulgated thereunder, as transactions by an issuer not involving a public offering. The recipients of shares of common stock represented their intention to acquire the shares for investment only and not with a view to or for sale with any distribution thereof, and appropriate legends were affixed to the share certificates issued in these transactions. All recipients had adequate access to information about the company through their relationship with the company.

Item 16. Exhibits and Financial Statement Schedules

(a) Exhibits

Exhibit Number	Description
1.1†	Form of Underwriting Agreement.

3.1†	Articles of Incorporation of the Registrant.

3.2†	Form of Restated Certificate of Incorporation of the Registrant, to be effective upon the completion of the offering to which this Registration Statement relates.

3.3†	Amended and Restated Bylaws of the Registrant.

3.4†	Form of Amended and Restated Bylaws of the Registrant, to be effective upon the completion of the offering to which this Registration Statement relates.

4.1†	Form of Common Stock Certificate.

5.1†	Opinion of Pillsbury Winthrop LLP.

10.1†	Form of Indemnification Agreement between the Registrant and its officers and directors.

10.2†	1994 Stock Plan of the Registrant, as amended.

10.3	Form of 2004 Stock Incentive Plan of the Registrant.

10.4†	Corporate Services Agreement dated as of June 4, 2004 by and among the Registrant and Wearnes Brothers Services (Private) Limited.

10.5†	Advisor Consulting Agreement dated April 12, 2004 by and between the Registrant and David Hsu, M.D.

10.6†	Letter of Credit Agreement dated February 25, 2003 by and between M-FLEX Circuit Boards (Suzhou) Co. Ltd. and Bank of China.

10.7†	Cooperation Agreement dated July 29, 2003 by and between Suzhou Multi Fineline Electronix Co. Ltd., M-FLEX Circuit Boards (Suzhou) Co. Ltd. and Shanghai Pudong Development Bank.

10.8†	Revolving Credit Facility Agreement dated November 26, 2003 by and between the Registrant and Norddeutsche Landesbank Girozentrale.

10.9†	Stockholders Agreement dated as of June 4, 2004 by and among the Registrant and WBL Corporation Limited and its affiliates.

10.10†	Guarantee dated November 26, 2003 from WBL Corporation Limited in favour of Norddeutsche Landesbank Girozentrale, Singapore Branch

21.1†	List of Subsidiaries of the Registrant.

23.1	Consent of PricewaterhouseCoopers LLP.

23.2†	Consent of Pillsbury Winthrop LLP (included in Exhibit 5.1).

24.1†	Power of Attorney.

99.1†	Consent of Sanford L. Kane, director nominee.

99.2†	Consent of Ronald E. Ragland, director nominee.

99.3	Consent of Sam Yau, director nominee.

†	Previously filed

(b)	Financial Statement Schedules

Schedule II—Valuation and Qualifying Accounts and Reserves for the Years Ended September 30, 2001, 2002 and 2003.

This schedule and all other schedules have been omitted because they are not applicable, not required, or the information is included in the consolidated financial statements or notes thereto.

Item 17.    Undertakings

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Securities Act”), may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) It will provide to the underwriters at the closing(s) specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment to this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Anaheim, State of California, on the Fourth day of June, 2004.

MULTI-FINELINE ELECTRONIX, INC.

By:	/s/ PHILIP A. HARDING
Philip A. Harding Chief Executive Officer and Chairman of the Board

POWER OF ATTORNEY

Pursuant to the requirements of the Securities Act of 1933, this Amendment to this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/ PHILIP A. HARDING Philip A. Harding	Chief Executive Officer and Chairman of the Board (Principal Executive Officer) and Director	June 4, 2004

/s/ CRAIG RIEDEL* Craig Riedel	Chief Financial Officer (Principal Financial and Accounting Officer) and Secretary	June 4, 2004

/s/ RICHARD J. DADAMO* Richard J. Dadamo	Director	June 4, 2004

/s/ DAVID HSU* David Hsu, M.D.	Director	June 4, 2004

/s/ KEVIN LEW* Kevin Lew	Director	June 4, 2004

/s/ HUAT-SENG LIM* Huat-Seng Lim, Ph.D.	Director	June 4, 2004

*By:	/s/ PHILIP A. HARDING
Philip A. Harding
Attorney-in-fact

EXHIBIT INDEX

Exhibit Number	Description
1.1†	Form of Underwriting Agreement.

3.1†	Articles of Incorporation of the Registrant.

3.2†	Form of Restated Certificate of Incorporation of the Registrant, to be effective upon the completion of the offering to which this Registration Statement relates.

3.3†	Amended and Restated Bylaws of the Registrant.

3.4†	Form of Amended and Restated Bylaws of the Registrant, to be effective upon the completion of the offering to which this Registration Statement relates.

4.1†	Form of Common Stock Certificate.

5.1†	Opinion of Pillsbury Winthrop LLP.

10.1†	Form of Indemnification Agreement between the Registrant and its officers and directors.

10.2†	1994 Stock Plan of the Registrant, as amended.

10.3	Form of 2004 Stock Incentive Plan of the Registrant.

10.4†	Corporate Services Agreement dated as of June 4, 2004 by and among the Registrant and Wearnes Brothers Services (Private) Limited.

10.5†	Advisor Consulting Agreement dated April 12, 2004 by and between the Registrant and David Hsu, M.D.

10.6†	Letter of Credit Agreement dated February 25, 2003 by and between M-FLEX Circuit Boards (Suzhou) Co. Ltd. and Bank of China.

10.7†	Cooperation Agreement dated July 29, 2003 by and between Suzhou Multi Fineline Electronix Co. Ltd., M-FLEX Circuit Boards (Suzhou) Co. Ltd. and Shanghai Pudong Development Bank.

10.8†	Revolving Credit Facility Agreement dated November 26, 2003 by and between the Registrant and Norddeutsche Landesbank Girozentrale.

10.9†	Stockholders Agreement dated as of June 4, 2004 by and among the Registrant and WBL Corporation Limited and its affiliates.

10.10†	Guarantee dated November 26, 2003 from WBL Corporation Limited in favour of Norddeutsche Landesbank Girozentrale, Singapore Branch

21.1†	List of Subsidiaries of the Registrant.

23.1	Consent of PricewaterhouseCoopers LLP.

23.2†	Consent of Pillsbury Winthrop LLP (included in Exhibit 5.1).

24.1†	Power of Attorney.

99.1†	Consent of Sanford L. Kane, director nominee.

99.2†	Consent of Ronald E. Ragland, director nominee.

99.3	Consent of Sam Yau, director nominee.

†	Previously filed